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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 13, 2005

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   Form 40-F

☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes       No

☐	☒

IMPERIAL TOBACCO GROUP PLC ANNUAL REPORT AND ACCOUNTS 2005

strategy focus multi-product international growth

IMPERIAL TOBACCO is the world’s fourth largest international tobacco company, which manufactures, markets and sells a comprehensive range of cigarettes, tobaccos, rolling papers and cigars.

Our Strategy…

is to create sustainable shareholder value by growing our international operations both organically and through acquisitions.

INTRODUCTION
FINANCIAL HIGHLIGHTS
CHAIRMAN’S STATEMENT
COMPANY HALLMARKS
OPERATING AND FINANCIAL REVIEW
OUR PEOPLE
CORPORATE RESPONSIBILITY
BOARD OF DIRECTORS
CHIEF EXECUTIVE’S COMMITTEE
REPORT OF THE DIRECTORS
CORPORATE GOVERNANCE REPORT
DIRECTORS’ REMUNERATION REPORT
INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF IMPERIAL TOBACCO GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
CONSOLIDATED BALANCE SHEET
CONSOLIDATED CASH FLOW STATEMENT
ACCOUNTING POLICIES
NOTES TO THE ACCOUNTS
IMPERIAL TOBACCO GROUP PLC BALANCE SHEET
NOTES TO THE IMPERIAL TOBACCO GROUP PLC BALANCE SHEET
SHAREHOLDER INFORMATION
PRINCIPAL SUBSIDIARIES
INDEX
GLOSSARY OF TERMS

WHAT WE DO…

We produce a comprehensive range of cigarettes, other tobacco products and rolling papers.

Our strategy for brand management is centred on growing brand equity and profitability.

SOME BRAND HIGHLIGHTS

•             Davidoff

Our key international premium cigarette brand sold in over 70 countries worldwide.

•             West

West is our biggest tobacco brand with annual sales of over 20 billion cigarettes.

•             JPS

JPS is a key value brand in our European cigarette portfolio with its major markets being Spain, Germany and France.

•             Lambert & Butler

Lambert & Butler has been the UK’s best selling cigarette brand since 1998.

•             Drum and Golden Virginia

The world’s top two fine cut tobacco brands.

•             Rizla

Rizla is the world’s No.1 rolling paper, sold in over 50 countries.

WHERE WE DO IT…

Imperial Tobacco has significant global reach.

We have expanded internationally, with sales in more than 130 countries across Europe, Asia, the Middle East, Africa and Australasia.

Our core markets of the UK and Germany are profitable bases complementing our international footprint.

This geographic and operational diversity provides business resilience and a platform for future growth.

AND HOW WE DID IN 2005…

2005 has been another record year for Imperial Tobacco. This excellent financial performance reflects the continued successful execution of our strategy.

Earnings per share

(adjusted)(1)

112.8p

up 11% on 2004

Dividend per share

56p

up 12% on 2004

Operating profit

(adjusted)(1)

£1,307m

up 7% on 2004

(In £’s million)	2005			2004	2003	2002	2001

Turnover including duty	11,255	up	2%	11,005	11,412	8,296	5,918

Turnover excluding duty	3,149	up	4%	3,032	3,200	2,219	1,474

Operating profit	1,044	up	18%	885	881	603	604

Adjusted operating profit(1)	1,307	up	7%	1,218	1,135	789	619

Pre-tax profit	862	up	25%	688	656	423	494

Adjusted pre-tax profit(1)	1,123	up	11%	1,014	898	642	509

Profit after tax	576	up	28%	450	424	283	355

Adjusted profit after tax(1)	820	up	10%	743	655	465	370

(In pence)	2005			2004	2003	2002	2001

Basic earnings per share	79.0	up	29%	61.4	58.1	41.0	56.6

Adjusted earnings per share(1)	112.8	up	11%	101.6	90.0	68.4	59.0

Diluted earnings per share	78.6	up	28%	61.2	57.9	40.8	56.2

Dividend per share	56.0	up	12%	50.0	42.0	33.0	28.8

(1)          Adjusted to exclude amortisation and exceptional items. Management believes that reporting results before amortisation and exceptional items (adjusted operating profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share) provides a better comparison of underlying business performance for the year.

Cash conversion rate(2)

104%

Interest cover(3)

7.1 times

Total Shareholder Return Index(4)

(2)          Comparing the cash flow generated after net capital expenditure to our operating profit before amortisation and exceptionals and before restructuring payment of £46 million in 2005.

(3)          Operating profit before amortisation and exceptionals divided by the interest charge.

(4)          The total investment gain to shareholders, resulting from the movement in the share price and assuming dividends are immediately invested in shares.

CHAIRMAN’S STATEMENT

Building on our strengths…

Derek Bonham

Chairman

With another strong financial and operational performance in 2005, I am delighted that our strategy for growth has continued to deliver value for our shareholders.

Our strategy is clear. It is to create sustainable shareholder value by growing our business both organically and through acquisitions. Our focus on this strategy has transformed Imperial Tobacco over the past nine years into the international company it is today.

In the past five years total shareholder return was 265 per cent and we have outperformed the FTSE All-Share Index by 245 per cent. Contributing to that track record, in 2005 total shareholder return was 40 per cent.

EARNINGS AND DIVIDEND

During the year we delivered some pleasing market and brand performances which, combined with our continuing focus on costs and effective cash management, grew adjusted earnings per share by 11 per cent to 112.8 pence. Basic earnings per share was 79.0 pence (2004: 61.4 pence).

As a result of this successful performance, the Board is recommending a final dividend of 39.5(1) pence per share, bringing the total dividend for the year to 56.0 pence, up 12 per cent on 2004 (2004: 50.0 pence). Since 2001 we have grown our dividend by 18 per cent compound.

This financial performance reflected a number of operational highlights that clearly demonstrate the effectiveness of our strategy.

PERFORMANCE

Our core markets of the UK and Germany delivered significant improvements in profits, against a background of market declines, an excellent achievement. Elsewhere, we grew our cigarette shares in a number of markets across the world with some strong brand performances from Davidoff and West.

Our drive for efficiencies and further cost savings across the Group has continued. The ongoing focus on enhancing productivity and improving operational efficiencies within our manufacturing operations has resulted in the closure of three manufacturing sites in the past year, with further rationalisation announced in September.

(1)          The dividend will be paid on 17 February 2006 to those shareholders on the register at the close of business on 20 January 2006.

We are a highly cash generative tobacco company and we have ensured that shareholders continue to benefit from our effective cash management by initiating a rolling share buyback programme in February 2005. We see this as an efficient use of cash whilst we continue to pursue value creating acquisition opportunities.

BOARD CHANGES

The Board continues to ensure high standards of corporate governance across every aspect of the business. Each year we conduct a review of Board membership to ensure that an appropriate level of independent Non-Executive Directors is maintained through orderly succession, without compromising the effectiveness of the Board and mindful of the independence requirements of the Combined Code.

Simon Duffy and Sipko Huismans will step down as Non-Executive Directors at our AGM in January 2006 having served nine years on the Board. In addition, David Thursfield resigned as a Non-Executive Director in October 2005, due to his increasing level of external commitments. I would like to thank Simon and Sipko for their valuable contributions to the business since 1996 and David for his contribution since 2003. At our AGM in 2006, Iain Napier, who was appointed as Joint Vice Chairman in December 2004, will take on the role of Senior Independent Non-Executive Director.

I have been delighted to welcome both Susan Murray and Colin Day as Non-Executive Directors during the year. Both bring a wealth of experience to the business; Susan has held a number of high-profile marketing and management roles and Colin is an experienced international executive with a strong track record in the consumer sector.

Bruce Davidson, Sales and Marketing Director, resigned from the Board in February. Graham Blashill, formerly Regional Director Western Europe, has extended his responsibilities to cover all of the Group’s global sales and marketing operations and I was delighted to welcome him to the Board as Group Sales and Marketing Director in October 2005.

OUTLOOK

Our balance, both geographically and in the breadth of the products and brands we offer consumers, together with our ingrained focus on costs, leave us well placed to continue to grow the business.

This, combined with our effective use of cash for value creating acquisitions, further organic investments and share buybacks, should ensure that we continue to deliver sustainable growth for our shareholders.

I am grateful to my colleagues on the Board, our senior management team and to our employees worldwide for their impressive contributions and continued commitment to Imperial Tobacco’s success; my sincere thanks to them all.

In conclusion, I am confident that our strategy will continue to deliver good results, with our strong management team ensuring excellence in its execution.

Derek Bonham

Chairman

Company Hallmarks

and what they mean to us…

STRONG FINANCIAL PERFORMANCE

BRAND EQUITY

MULTI-PRODUCT ADVANTAGE

PROFITABLE CORE MARKETS

INTERNATIONAL REACH

COST FOCUS

SUCCESSFUL ACQUISITIONS

Strong Financial Performance

Our growth is characterised by our consistent financial performance. Our strong cash flows are used effectively to generate superior shareholder returns.

Brand Equity

A combination of international strategic, regional and market specific brands ensures that we have strength and depth in our brand portfolio.

Davidoff
West
DRUM
GOLDEN VIRGINIA
HAND ROLLING TOBACCO
JPS
RIZLA +
МАКСИМ
SUPERKINGS
LAMBERT & BUTLER
HORIZON
BASTOS
DE LUXE
RICHMOND

Multi-Product Advantage

We are a multi-product tobacco company. This allows us to respond rapidly to evolving market dynamics and to build brand and market share across product categories.

Profitable Core Markets

We have leading market positions in the UK and Germany. These strong and profitable bases support our international development.

International Reach

With sales in more than 130 countries and a top three position in over 20 markets we have a strong global footprint.

Cost Focus

We have achieved, and continue to seek, performance improvements by focusing on cost and productivity, whilst safeguarding our reputation for quality, flexibility and innovation.

Successful Acquisitions

We have a successful track record of integrating our acquisitions and rapidly generating returns. We shall continue to seek and execute further acquisitions which meet our rigorous strategic and financial criteria.

OPERATING AND FINANCIAL REVIEW

Another year of great results…

Our focus on a clear and consistent strategy has again produced great results in 2005 with double digit earnings per share growth, building on our outstanding track record.

Gareth Davis

Chief Executive

The fundamental strength of our core business was demonstrated by the improved profits we have delivered in the mature markets of the UK and Germany.

Across Western Europe, Eastern Europe, the Middle East and Asia we increased our cigarette shares in many markets due to the strength of our brand portfolio and our focus on trade marketing and sales excellence. This cigarette share growth reflected strong performances from our international strategic brands Davidoff and West, particularly in the Rest of Western Europe, where volumes grew by 11 per cent and 31 per cent respectively.

Despite a significant cigarette market size reduction in one of our core markets, Germany, we have been very encouraged by the positive trend in our overall cigarette volumes in the second half of the year, reversing the decline of the first half, with annual volumes up 1.5 per cent year on year.

In manufacturing, we continued to focus on the simplification and standardisation of processes, products and packaging. We have delivered an excellent improvement in productivity, up by 15 per cent in 2005. This is due to the closure of a number of factories since May 2004, together with the benefits of machinery redeployment and underlying efficiency gains. As part of our ongoing manufacturing review, in September 2005 we announced a restructuring of our European cigarette operations and the consolidation of our rolling papers production into Belgium, which will result in the closure of our rolling papers factory in South Wales.

We continually review our cost base to ensure that we are structured efficiently and effectively in manufacturing, sales and marketing and our central support functions.

We are proud of the hallmarks of our business: our strong financial performance, our profitable core markets of the UK and Germany, our international reach, our brand equity, our multi-product portfolio, our cost focus and our track record of successful acquisitions.

A fundamental element of our strong financial performance is our ability to turn our profits into cash and ensure its effective utilisation. A rolling share buyback programme was initiated in February 2005 on which we spent around £200 million during the remainder of the financial year.

Business Highlights

In the past five years total shareholder return was 265 per cent and we have outperformed the FTSE All-Share Index by 245 per cent.

The fundamental strength of our core business was demonstrated by the improved profits we have delivered in the mature markets of the UK and Germany.

Across Western Europe, Eastern Europe, the Middle East and Asia we increased our cigarette shares in many markets due to the strength of our brand portfolio and our focus on trade marketing and sales excellence.

We continued to invest for sustainable organic growth. With our Turkish factory opening in April, we initially launched Davidoff and Maxim cigarettes with encouraging early results and we added to the portfolio with the introduction of West in September 2005. In China, we built on our already strong relationship with the Yuxi Hongta Group.  We enhanced our position in the Scandinavian market through our investment in Swedish snus manufacturer Skruf.

We have delivered an excellent improvement in productivity up by 15 per cent in 2005.

We support sensible and fair regulation that recognises us as a legitimate business producing a legal product and we continue to engage with the relevant authorities constructively.

Our Outstanding Track Record

Earnings per share

(adjusted)(1)

Operating profit

(adjusted)(1)

Successful Track Record

18% compound annual growth in earnings and dividends per share

(1)          Adjusted to exclude amortisation and exceptional items. Management believes that reporting results before amortisation and exceptional items (adjusted operating profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share) provides a better comparison of underlying business performance for the year.

We continued to invest for sustainable organic growth. With our Turkish factory opening in April, we initially launched Davidoff and Maxim cigarettes with encouraging early results and we added to the portfolio with the introduction of West in September 2005. We increased our direct sales force in Italy and are improving our route to market capabilities in a number of markets, including Russia. In China, we built on our already strong relationship with the Yuxi Hongta Group. We enhanced our position in the Scandinavian market through our investment in Swedish snus manufacturer Skruf, giving us a foothold in snus and also allowing us to distribute our other products through their established selling operation.

Our success is not just about our operational performance. It is also about the Group’s responsible behaviour towards a large number of business partners. These partners accept our contribution to the economic growth of many countries and recognise the engagement of Imperial Tobacco in areas of mutual interest. Our progress in this area is demonstrated further in our annual Corporate Responsibility Review, which will be updated in December 2005 and will be available on our website www.imperial-tobacco.com.

Whilst regulation has increased significantly over the past five years, we are experienced in developing our business successfully in this environment as demonstrated by our consistent results. We support sensible and fair regulation that recognises we are a legitimate business, producing a legal product. We continue our approach of constructive engagement with the authorities in the markets in which we operate. We believe that sensible regulation combined with well thought out voluntary agreements is the most effective way forward.

From a litigation perspective, we were pleased with the judge’s decision in May to dismiss on all counts the McTear claim against Imperial Tobacco in Scotland. We have never lost or settled any tobacco litigation and will continue to defend ourselves robustly against any further speculative claims.

Identifying and developing tomorrow’s leaders is a key activity for all businesses. Several new initiatives were introduced in the year to develop our management team, with the aim of further improving performance and instilling the essence of what makes Imperial Tobacco successful.

Our people are dedicated. They are sales and cost focused and have a tremendous track record. They are not only good at what they do, they are also committed to shareholder value creation and I join the Chairman in thanking our employees worldwide for what they have achieved this year on behalf of our shareholders.

Our unswerving focus on our strategy, to create sustainable shareholder value by growing our operations both organically and through acquisitions, continues to place the Group in a strong position.

2005 has been a great year for Imperial Tobacco. Looking ahead, I believe that we will continue to build on our successes.

OPERATING AND FINANCIAL REVIEW

A strong financial performance…

In 2005 a good operational performance, combined with effective cash management, enabled us to deliver 11 per cent growth in adjusted earnings per share.

Robert Dyrbus

Finance Director

Alison Cooper

Director of Finance and Planning

GROUP OPERATING PERFORMANCE

In 2005, adjusted operating profit before amortisation and exceptional items grew 7 per cent to £1,307 million. This growth was driven by our continuing focus on profitable volume development, capitalising on our broad product portfolio and underpinned by effective cost management. Reported operating profit, after amortisation and exceptional items, was up 18 per cent to £1,044 million including a reduction in exceptional items to £57 million (2004: £129 million).

Turnover including duty was £11,255 million compared to £11,005 million in the financial year ending 2004. Turnover excluding duty was up 4 per cent to £3,149 million (2004: £3,032 million), with the Group’s adjusted operating margin up to 41.5 per cent (2004: 40.2 per cent).

The Group’s adjusted operating margin increased to 41.5 per cent.

GROUP OPERATING PERFORMANCE

£m	2005	2004
Turnover ex. duty	3,149	3,032

Adjusted operating profit(1)	1,307	1,218
Adjusted operating margin(1)	41.5%	40.2%
Amortisation	(206)	(204)
Exceptional items	(57)	(129)

Reported operating profit	1,044	885

(1)          Before amortisation and exceptional items.

Effective Cash Management

Our five year track record of cash conversion is strong with our operating cash flow after net capital expenditure averaging 92 per cent of adjusted operating profit.

Strong cash generation is a key hallmark of our business and the effective application of our cash is essential in continuing to deliver growth in shareholder value.

Our primary aim is to continue to develop the business through investment in organic growth and by pursuing value creating acquisitions. In order to keep our balance sheet efficient while we are looking for value creating opportunities we commenced a share buyback programme in February.

Cash conversion rate(1)

(1)          Comparing the cash flow generated after net capital expenditure to our operating profit before amortisation and exceptionals, before restructuring payments of £46 million in 2005.

Share Buybacks

In the year ended 30 September 2005 we spent around £200 million on 13.5 million shares. The average share price paid was 1475 pence, excluding transaction costs.

Shares were purchased on market on the London Stock Exchange and are held as treasury shares on the balance sheet. We have, and intend to renew at the 2006 AGM, shareholder approval to buy back up to 10 per cent of our issued share capital. The Directors choose to exercise this power only when, in light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally.

The share buyback programme is ongoing, and in the absence of value creating acquisitions, we intend to spend up to our annual free cash flow.

The impact of the share buyback programme for the financial year ended September 2005 was to increase adjusted earnings per share by 0.4 pence and basic earnings per share by 0.2 pence, after taking into account an increase in the net interest charge of £3 million and a decrease in the tax charge of £1 million.

REGIONAL PERFORMANCE ANALYSIS

	Turnover excluding duty		Adjusted operating Profit (1)		Cigarette volumes		Fine cut tobacco volumes
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	bn	bn	000’s	000’s
							tonnes	tonnes

UK	812	793	477	454	23.9	25.2	2.1	2.0

Germany	630	590	295	237	20.9	23.9	7.1	6.3

Rest of Western Europe	644	634	326	329	17.7	16.5	15.6	16.6

Rest of the World	1,063	1,015	209	198	112.7	107.0	1.8	1.8

Total as adjusted	3,149	3,032	1,307	1,218	175.2	172.6	26.6	26.7

(1)          Results before amortisation and exceptional items

In the UK, turnover excluding duty was up 2 per cent to £812 million, with adjusted operating profit up 5 per cent to £477 million. Cigarette volumes were down to 23.9 billion mainly as a result of market volume declines. The profit improvement reflected the benefits of price increases, growth in fine cut tobacco and reduced costs, which more than offset cigarette volume declines and the impact of downtrading.

In Germany, turnover excluding duty increased 7 per cent to £630 million, with adjusted operating profit up 24 per cent to £295 million. This performance was despite a significant decline in the cigarette market size following successive duty rises. Our volumes were more resilient than the market, down 13 per cent to 20.9 billion, reflecting cigarette share growth. Price increases, growth in volumes of other tobacco products and cost efficiencies, both in manufacturing and trading operations, more than compensated for the cigarette volume declines and the impact of downtrading.

In the Rest of Western Europe, turnover excluding duty was up 2 per cent to £644 million. Adjusted operating profit was slightly down at £326 million. The increase in turnover was driven by cigarette volumes, up 7 per cent to 17.7 billion, as market share growth more than compensated for market declines. Our fine cut tobacco volumes were affected by increased downtrading across the region. These volume performances, combined with a movement in the geographic sales mix towards southern Europe, resulted in a slight decrease in profits and margins.

In the Rest of the World, turnover excluding duty was up 5 per cent to £1,063 million with adjusted operating profit up 6 per cent to £209 million. Our cigarette volumes were up 5 per cent to 112.7 billion and fine cut tobacco volumes were stable at 1,800 tonnes. Profits and margins increased, benefiting from volume growth, pricing improvements and operating cost reductions, more than offsetting regional mix effects and market investments.

OPERATING AND FINANCIAL REVIEW

INTEREST

The net interest charge for the year decreased to £184 million (2004: £204 million) reflecting reduced debt levels and a lower average all-in cost of debt of 5.3 per cent (2004: 5.6 per cent). This was mainly due to higher levels of floating rate debt, the refinancing of our bank facility at improved margins and maturing capital market debt being replaced with lower cost bank financing. Interest cover before amortisation and exceptional items was 7.1 times (2004: 6.0 times).

PROFIT BEFORE TAX

Group adjusted profit before tax rose 11 per cent to £1,123 million (2004: £1,014 million). After amortisation and exceptional items, reported profit before tax increased by 25 per cent to £862 million (2004: £688 million).

EXCEPTIONAL ITEMS

Reported profit before tax was impacted by exceptional items of £57 million (2004: £129 million) and profit on the sale of fixed assets of £2 million (2004: £7 million). The 2005 exceptional costs related to a number of restructuring initiatives including the closure of our Montreal, Plattsburgh and Dublin factories, and the announced restructuring of our European cigarette operations and the closure of our South Wales factory. These initiatives are anticipated to generate the following annual savings: Dublin £4 million for year ending 30 September 2006; Berlin £10 million and Treforest £3 million both for the year ending 30 September 2007.

ACQUISITIONS

In September, we acquired a 43 per cent stake of the Swedish snus company, Skruf. The consideration of £6 million was satisfied in cash with a commitment to purchase the balance of shares by mid 2009. The acquisition will be accounted for as a 100 per cent owned subsidiary to reflect the substance of the transaction.

The total amortisation charge for the Group for the year was £206 million (2004: £204 million).

TAXATION

The tax charge for the year was £286 million (2004: £238 million), representing an effective tax rate of 27.0 per cent on profit before amortisation. The tax rate on reported profit before tax was 33.2 per cent. The Group continues to benefit from lower tax rates applied to a number of overseas subsidiaries.

EARNINGS AND DIVIDENDS

Adjusted earnings per share increased by 11 per cent to 112.8 pence (2004: 101.6 pence) and basic earnings per share increased by 29 per cent to 79.0 pence (2004: 61.4 pence).

We have proposed a final dividend for the year of 39.5 pence, such that the total dividend for the year is 56.0 pence, an increase of 12 per cent broadly in line with our adjusted earnings growth. This dividend will be paid on 17 February 2006 to those shareholders on the register at the close of business on 20 January 2006. Our dividend policy is progressive, growing dividends broadly in line with adjusted earnings, with around a 50 per cent payout ratio.

The interim dividend of 16.5 pence was paid on 5 August 2005.

FINANCING AND LIQUIDITY

At the year end, our net debt had decreased to £3.3 billion (2004: £3.6 billion) of which 21 per cent was denominated in sterling, 77 per cent in euros and the balance in other currencies. In February we refinanced our core bank facility with a new €2.25 billion, 5 year facility on improved terms. At the year end 55 per cent of gross debt was fixed by interest rate derivatives (2004: 60.2 per cent).

CASH MANAGEMENT AND CAPITAL EXPENDITURE

We have a strong track record of cash conversion averaging 92 per cent over the last five years and this trend continued in 2005 with operating cash flow after net capital expenditure representing 104 per cent of adjusted operating profit.

Gross capital expenditure was £90 million (2004: £103 million), reflecting a maintenance level of capital expenditure plus investment in our factory in Turkey.

Our net capital expenditure was £63 million (2004: £48 million) including proceeds on disposal of fixed assets of £27 million (2004: £55 million).

SHARE BUYBACKS

We commenced a share buyback programme in February 2005. By 30 September 2005 we had spent around £200 million buying back 13.5 million shares, representing 1.9 per cent of issued share capital, all of which are held as treasury shares. The average share price paid was 1475 pence, excluding transaction costs.

The impact of the share buyback programme for the financial year ended September 2005 was to increase adjusted earnings per share by 0.4 pence and basic earnings per share by 0.2 pence, after taking into account an increase in the net interest charge of £3 million and a decrease in the tax charge of £1 million.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial statements for the year ended 30 September 2005 have been prepared in accordance with UK accounting standards (UK GAAP). For the year ending 30 September 2006, we will report under International Financial Reporting Standards (IFRS).

We communicated our assessment of the key changes that implementing IFRS would have had on our results for 2004, in March 2005 and the related presentation is available on our website. Excluding the impact of IAS39 on derivatives, our adjusted results under IFRS for 2004 would have been marginally different due to pensions accounting, with all other impacts currently assessed as being immaterial. The major impacts on net assets amounted to an uplift of around half a billion pounds at 1 October 2004.

We are preparing a reconciliation of our 2005 UK GAAP primary financial statements to IFRS which we will release on 24 November 2005. It will be posted to shareholders along with the Annual Report and Accounts and will be available on our website, www.imperial-tobacco.com.

Successful Track Record

18% compound annual growth in earnings and dividends per share

Operating Profit by Region

(adjusted)(1)

last 5 years

(1)          Adjusted to exclude amortisation and exceptional items. Management believes that reporting results before amortisation and exceptional items (adjusted operating profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share) provides a better comparison of underlying business performance for the year.

OPERATING AND FINANCIAL REVIEW

United Kingdom

We delivered a good performance, building on the progress we have made in recent years and consolidating our position as the undisputed market leader in cigarettes and fine cut tobacco.

Lambert & Butler

The UK’s best selling cigarette brand family, with a 16% market share.

Golden Virginia

An excellent performance from the UK’s market leader in fine cut tobacco.

Richmond

The UK’s second biggest cigarette brand family had an excellent year.

MARKET DYNAMICS

We estimate that the UK cigarette market was down by around 4 per cent to 51 billion cigarettes. Consumer downtrading continued with growth in both the ultra low price cigarette and fine cut tobacco sectors. We estimate the fine cut tobacco market grew to 3,000 tonnes (2004: 2,900 tonnes).

We operate in a highly regulated environment in which new point of sale advertising restrictions were introduced in December 2004. The UK Government’s Health Bill was published on 27 October 2005, and states that from the summer of 2007, smoking will be banned in all enclosed public places in England and Wales, apart from private members’ clubs and licensed premises that do not serve or prepare food.

We anticipate that in Scotland and Northern Ireland a ban on smoking in public places will be implemented on 26 March 2006 and by April 2007 respectively.

OUR PERFORMANCE

We delivered a strong improvement in operating profits, up 5 per cent to £477 million as a result of price increases, growth in fine cut tobacco volumes and cost reductions.

Our results reflect the strength of our brand portfolio, which includes the UK’s two best selling cigarette brand families, Lambert & Butler and Richmond. Lambert & Butler performed well, maintaining 16.0 per cent of the market, whilst Richmond had an excellent year, growing its share by 1.5 percentage points to 14.7 per cent. The combined brand families accounted for over 30 per cent of the UK market in 2005.

Reflecting market dynamics, our market shares of Regal, Embassy and Superkings declined slightly such that our total UK cigarette market share remained broadly stable at 44.5 per cent.

We increased our fine cut tobacco share to 66.3 percent, with strong growth from Golden Virginia, the UK market leader.

Our excellent performance in this highly regulated environment reflects our continued investment in our skilled sales force and supporting technology.

Our UK co-marketing and logistics agreement with Philip Morris was renegotiated for an additional five years.

OUTLOOK

The UK market continues to make a major contribution to the Group’s overall performance. In the context of moderate market declines and current market sector trends, our strong brand portfolio means we are well placed to build on our market leadership positions in cigarette and fine cut tobacco and to further develop our profits.

United Kingdom Market Overview

Financial Highlights	2005		2004
Turnover excluding duty	£812	m	£793	m
Operating Profit	£477	m	£454	m

Overall Market Size(1)	2005		2004
Cigarette	51	bn	53	bn
Fine Cut Tobacco	3,000	t	2,900	t

Imperial Tobacco Volumes	2005		2004
Cigarette	23.9	bn	25.2	bn
Fine Cut Tobacco	2,100	t	2,000	t

Imperial Tobacco Market Shares(1)	2005		2004
Cigarette	44.5%		44.6%
Fine Cut Tobacco	66.3%		65.6%

Key Brand Performances(1)	2005		2004
Lambert & Butler	16.0%		16.2%
Richmond	14.7%		13.2%
Golden Virginia	50.8%		50.0%

(1) Imperial Tobacco best estimates

Germany Market Overview

Financial Highlights	2005		2004
Turnover excluding duty	£630	m	£590	m
Operating Profit	£295	m	£237	m

Overall Market Size(1)	2005		2004
Cigarette	101	bn	119	bn
Other tobacco products (cigarette equivalents)	43	bn	31	bn

Imperial Tobacco Volumes	2005		2004
Cigarette	20.9	bn	23.9	bn
Other tobacco products (cigarette equivalents)	10.3	bn	8.7	bn

Imperial Tobacco Market Shares(1)	2005		2004
Cigarette	19.4%		18.9%
Other tobacco products	24.2%		28.0%

Key Brand Performances (Cigarettes)(1)	2005		2004
Davidoff	1.1%		1.1%
West	8.5%		9.0%
JPS	1.7%		0.2%

Key Brand Performances (Other tobacco products)(1)	2005		2004
West	11.5%		18.0%
JPS	6.3%		1.7%
Fairwind	1.1%		nil

(1) Imperial Tobacco best estimates

Germany

Our focus on the profitable development of our German operations has delivered significantly improved results, demonstrating our flexibility to adapt to market conditions.

West

West remains the second largest cigarette brand in Germany.

Davidoff

Davidoff performed well in the premium cigarette sector.

JPS

An excellent performance from JPS cigarettes.

MARKET DYNAMICS

Successive tax increases over the past few years continue to impact the overall market size in Germany and we estimate that the total tobacco market in 2005 was down by 4 per cent to 144 billion cigarette equivalents (2004: 150 billion). The cigarette market decreased by 15 per cent to 101 billion cigarettes partially offset by strong growth in other tobacco products, up by 39 per cent, as consumers sought value brands and products. Reflecting this trend, the low price branded cigarette sector continued to grow and accounted for 7.5 per cent of cigarette sales in September 2005.

The third and final stage of the current round of tobacco tax increases was introduced in September 2005, following those in March and December 2004. We passed on this tax increase to consumers which, for the majority of our cigarette portfolio, entailed reducing pack sizes from 19 to 17 cigarettes and lowering prices by 20 euro cents.

In the case between the German Government and the European Court of Justice (ECJ) regarding the taxation of the Singles make your own product category, the Advocate General published his opinion in July stating that the Singles category should no longer be taxed as fine cut tobacco but at the same higher rate as cigarettes. The ruling of the ECJ is expected on 10 November 2005.

OUR PERFORMANCE

Despite a challenging trading environment, operating profit rose by 24 per cent to £295 million, due to growth in our cigarette share, increased other tobacco product volumes, price increases and the benefits of cost efficiencies in both manufacturing and trading.

We were pleased with the growth in our cigarette share up to 19.4 per cent (2004: 18.9 per cent). The market share development of JPS was particularly impressive with the brand capturing 1.7 per cent of the cigarette market in the 18 months since its launch, finishing the year at 2.8 per cent. Davidoff, Peter Stuyvesant and R1 all continued to perform well in the premium sector and West remained the second largest cigarette brand in Germany with market share of 8.5 per cent.

Within other tobacco products our volumes have grown strongly, largely driven by the growth in Singles, up by 36 per cent, although our annual market share in this sector declined to 24.2 per cent as a result of increased competitor activity. In the second half our share stabilised reflecting good performances from JPS and the recently launched Fairwind.

OUTLOOK

The German market will continue to be challenging and particularly if the awaited ECJ ruling is adverse, but we have prepared a variety of portfolio responses depending on the outcome. Our flexible approach has ensured the improving profitability of our operations in Germany and we believe that this flexibility, combined with our broad product portfolio and our strength in value cigarettes and other tobacco products, will continue to mean we are well positioned.

OPERATING AND FINANCIAL REVIEW

rest of Western Europe

We have delivered improvements in our cigarette shares complementing our strong presence in fine cut tobacco and rolling papers.

West

Volumes grew by 31 per cent in 2005.

JPS

JPS volumes up 45 per cent across the region.

Rizla

Rizla sold over 13 billion leaves in the region.

REGIONAL DYNAMICS

We estimate the annual regional cigarette market was down by 3 per cent, but the rate of decline slowed in the second half of the year. The regional fine cut tobacco market declined by 2 per cent due to increased prices. Consumers continued to economise, stimulating growth in the value segments of both cigarette and fine cut tobacco.

The debate on smoking in public places has intensified across the region this year most notably in Italy where further restrictions were introduced. Our experience in Ireland bears out our view that there would be an initial market decline with the impact diminishing over time.

OUR PERFORMANCE

The growth in our cigarette shares more than offset the market volume decline. However operating profit was slightly down at £326 million reflecting the change in sales mix and downtrading within fine cut tobacco.

In the Netherlands, our cigarette market share grew to 4.9 per cent due to the strong performance of West and we introduced JPS Red and JPS Silver in June in the value segment to capitalise on the continued downtrading dynamic. Our fine cut tobacco market share was impacted by downtrading; however, we have seen encouraging progress since we launched the value brands Zilver and Evergreen during the year.

Our domestic cigarette market share in Belgium improved in the second half of the year with an encouraging performance from Route 66.

In Ireland we grew cigarette market share to 25.0 per cent with growth in Superkings.

Although our overall cigarette share declined slightly in France to 3.3 per cent, we have strengthened our value offering by extending the JPS family. We maintained our market leading position in the fine cut tobacco sector with our share at 29 per cent supported by a good performance by Interval.

In Greece, despite downtrading, Davidoff continued to perform strongly in the premium sector with 16 per cent volume growth and with the repositioning of West and the launch of Maxim Slims our market share rose to 7.0 per cent.

In Spain our market share grew to 5.1 per cent, mainly due to the success of the JPS brand family. We are market leaders in the growing fine cut tobacco market and delivered a strong performance with Golden Virginia.

The benefits of investment in a new salesforce in Italy were reflected in our cigarette share which reached 1.6 per cent with growth from Peter Stuyvesant, Route 66 and West.

OUTLOOK

Given the current regional dynamics, we believe the breadth of our product portfolio provides us with opportunities for future growth as we continue to strengthen our position in this region.

Rest of Western Europe Regional Overview

Financial Highlights	2005		2004
Turnover excluding duty	£644	m	£634	m
Operating Profit	£326	m	£329	m

Overall Market Size(1)	2005		2004
Cigarette	329	bn	338	bn
Fine Cut Tobacco	30,900	t	31,400	t

Imperial Tobacco Volumes	2005		2004
Cigarette	17.7	bn	16.5	bn
Fine Cut Tobacco	15,600	t	16,600	t

Imperial Tobacco Cigarette Market Shares(1)	2005		2004
Netherlands	4.9%		3.3%
France	3.3%		3.5%
Ireland	25.0%		24.8%
Italy	1.6%		1.1%
Greece	7.0%		6.8%
Spain	5.1%		4.5%

Imperial Tobacco Fine Cut Tobacco Market Shares(1)	2005		2004
Netherlands	50.3%		54.3%
France	29.0%		29.5%
Italy	57.4%		57.4%
Greece	46.2%		49.6%
Spain	64.4%		65.3%

(1) Imperial Tobacco best estimates

Rest of the World Regional Overview

Financial Highlights	2005		2004
Turnover excluding duty	£1,063	m	£1,015	m
Operating Profit	£209	m	£198	m

Imperial Tobacco Volumes	2005		2004
Cigarette	112.7	bn	107.0	bn
Fine Cut Tobacco	1,800	t	1,800	t

Imperial Tobacco Cigarette Market Shares(1)	2005		2004
Taiwan	11.4%		11.3%
Australia	17.7%		17.7%
Poland	15.5%		17.3%
Russia	5.3%		5.2%
Ukraine	18.9%		20.4%

(1) Imperial Tobacco best estimates

rest of The World

We continued to build our presence and invest for sustainable growth in our Rest of the World region. Volumes and profit grew as a result of some strong in-market performances.

Maxim

A strong performance from Maxim in Russia with volumes up 30 per cent.

Davidoff

Davidoff up 27 per cent in the Middle East.

Paramount

Launched in Poland in 2005 with 1.8% market share at September.

REGIONAL DYNAMICS

This region consists of both mature and developing markets including the key growth regions of Asia, Eastern Europe, Africa and the Middle East. Many of these markets are highly regulated and we are seeing an increasing level of regulatory debate and activity across the world, in part influenced by the Framework Convention on Tobacco Control.

OUR PERFORMANCE

Operating profit in this region grew by 6 per cent to £209 million with our performances across Asia, Eastern Europe, Africa and the Middle East more than offsetting the impact of challenging trading conditions in Central Europe and Duty Free.

In Asia, we increased our market share in Taiwan to 11.4 per cent with a good performance from Boss, benefiting from the introduction of Boss Blue in July. In both Vietnam and Laos we grew our volumes and share, with a strong performance from Bastos. In China, the co-operation with the Yuxi Hongta Group continued to develop with a number of collaborative workshops and the extension of the West brand distribution to Beijing.

In Australia, profits grew despite market declines. Our cigarette share remained stable at 17.7 per cent with good performances from Peter Stuyvesant and Superkings.

In Central Europe, we continued to develop our business in the region despite increasing competitor activity in the ultra low price segment. In Poland, we regained market share momentum following the repositioning of Route 66 and the introduction of Paramount. Conditions remain challenging across the region and we continue to focus on balancing profit and volume, with some encouraging recent brand launches of Paramount, Golden Gate and Moon.

In Eastern Europe, our volumes grew. Highlights include our Russian market share, up to 5.3 per cent with growth in Maxim, our improved portfolio in the Ukraine with the newly introduced Classic and in the Caucasus, volumes rose by over 70 per cent.

Following the completion of our new cigarette factory in Turkey and our subsequent brand launches into the market in April and September, early progress is encouraging.

In Africa, our profits grew with positive market share developments in Central and Western Africa, and in the Middle East, Davidoff continued to extend our regional presence with volumes up 27 per cent.

OUTLOOK

There are encouraging opportunities for the Group in this region, given the broad spread of markets it encompasses. It is through this very diversity that we are able to manage our regional performance effectively and we continue to focus on profitable volume development while investing for future growth.

OPERATING AND FINANCIAL REVIEW

Manufacturing

We delivered further significant cost savings across our manufacturing base. During the year we continued to focus on the simplification and standardisation of our business while reviewing our global manufacturing portfolio in order to remain competitive and reduce costs.

OUR PERFORMANCE

Productivity was up by an excellent 15 per cent with increases in all regions. Cigarette unit costs were down by 6 per cent. We further simplified our product portfolio reducing our blends, materials, ingredients and Stock Keeping Units. Blends were down by 10 per cent during the year, bringing the total reduction to 41 per cent in the past three years. We continue to manage our Stock Keeping Units reducing the opening position by some 9 per cent.

Reflecting our ongoing commitment to address our surplus production capacity, we closed our factories in Dublin, Plattsburgh and Montreal enhancing our productivity and improving operational efficiencies. In September, we announced the closure of the UK rolling papers factory in Treforest, South Wales, and the transfer and consolidation of production to our larger papers plant in Wilrijk, Belgium. We also announced plans to restructure our European cigarette operations, including the relocation of approximately 10 billion cigarettes for the Central and Eastern Europe markets from Germany to Poland.

Standardising our systems is key to our operational efficiency. A consistent product quality rating system, a time to market system, standard factory data collection and control systems and ISO standards for quality and environment all contributed to reduced waste, lower write-off costs, lower energy usage and improved factory performance. We have driven a number of improvements in the year, reflected in our key performance indicators, for example, four sites gained ISO accreditation.

The use of key performance indicators has also helped us in improving our supply chain, which moves more than 700,000 tonnes of products per year. We are implementing an integrated IT system to improve our performance, in the areas of stock visibility, sales forecasting and production planning.

OUTLOOK

We will continue to drive for improvements throughout our manufacturing and supply chain activities as we have done over the last 20 years, focusing on business simplification in all areas, delivering both improvements in product quality and cost savings, while remaining flexible and responsive to market dynamics.

Manufacturing Overview

Manufacturing sites

•                  21 cigarette factories

•                  7 other tobacco products factories

•                  4 papers and tubes factories

Operating Environment

The operating environment is challenging. We are experienced in managing the issues faced by the industry worldwide and we continue to engage constructively with governments and regulatory authorities at both national and international levels.

SMOKING IN PUBLIC PLACES

In a number of the markets and regions in which we operate the debate on the introduction of restrictions or outright bans on smoking in public places and in the workplace has intensified. As stated previously, we support sensible regulation but believe that outright bans are unnecessary and disproportionate. Our experience in Ireland confirms our view on the impact of restrictions on smoking in public places. It is clear that smokers will continue to smoke; there may be an initial dip in consumption but this diminishes over time.

FRAMEWORK CONVENTION ON TOBACCO CONTROL (FCTC)

Adopted in May 2003, the World Health Organisation’s Framework Convention on Tobacco Control is the first global tobacco treaty that seeks to regulate tobacco products in a number of areas including tobacco advertising, labelling, product testing and submission of ingredient information, as well as product traceability. The Convention also addresses tobacco taxation and calls for tightened legislation to clamp down on smuggling and illicit products. The number of ratifications required for the FCTC to take effect was achieved in November 2004.

We support strong measures to tackle illicit trade and to prevent youth smoking, but we believe that some areas covered by the Convention are more appropriately left to national authorities.

EUROPEAN UNION TOBACCO PRODUCT DIRECTIVE (EUTPD)

The European Commission published its first report on the application of the EUTPD in July 2005. The report does not call for immediate changes to the Directive.

PICTORIAL HEALTH WARNINGS

Following the European Council’s decision in 2003 concerning the use of pictorial health warnings on packs, the European Commission published an image library in May 2005. The use of pictorial health warnings is a Recommendation and is not compulsory.

Thailand introduced pictorial health warnings in March 2005 and the Australian Government will require warnings from March 2006. It is our view that the use of pictorial health warnings is unnecessary. They provide no additional information to the public about the health risks associated with smoking and are designed solely to vilify, stigmatise and shock.

We are not aware of any evidence to suggest that pictorial health warnings have had any impact on consumers’ smoking behaviour in countries where they have already been introduced, such as Canada and Brazil. However, we will comply with all legislation that requires us to display them on our products. We shall continue to raise our concerns with the relevant authorities.

The erosion of our intellectual property rights through ever more intrusive health warnings and other information that we are required to print on packs is a cause for concern and we continue to raise this issue with governments and regulatory bodies accordingly.

ADVERTISING RESTRICTIONS

The European Union Advertising Directive came into effect on 31 July 2005, banning the advertising of tobacco products in the print media, on radio broadcasts and through tobacco related sponsorship for events such as Formula One motor racing and the World Snooker Championship. In 2003, the German Government took legal action against parts of the Directive, arguing that the regulation of tobacco advertising should be a national responsibility. We understand that a ruling is expected in 2006.

In the UK, the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 took effect in December 2004 in England, Wales and Northern Ireland, limiting advertising inside tobacco retailers to a total surface area equivalent to one A5 sheet of paper (including text health warning and quit line telephone number). Scotland has introduced almost identical legislation.

In March 2004 the Irish Government passed the Public Health Tobacco Act, which bans product displays and in-store advertising whilst conferring major search and seize powers on the Office of Tobacco Control. The Act is being challenged in court by a number of tobacco companies including ourselves.

We have stringent, self-imposed policies and standards in place that cover our advertising and promotional activities worldwide, and we do not believe that advertising bans are necessary. Our International Code of Practice for the Marketing of Tobacco Products is available on our website www.imperial-tobacco.com.

In the context of increasing regulation and a challenging global environment we continue to build constructive relationships with governments and regulatory bodies worldwide. Our objective remains to ensure that regulation of tobacco products is sound, proportionate and workable. We do not accept without challenge, regulation that is flawed, unreasonable or disproportionate; nor do we engage lightly in legal challenges. However, we will do so where we believe it is necessary to protect our business interests.

TOBACCO DUTY

Significant duty increases took place this year in several Western Europe countries, most notably in Germany and in the Member States that joined the EU in May 2004. We remain concerned that substantial duty increases encourage the growth of smuggling, illegal cross-border trading and counterfeiting and we are totally opposed to such activities. We continue to work with Customs Authorities in a number of countries to counter this illegal trade. We have signed Memoranda of Understanding (MoU) in seven countries to date. Discussions are progressing in a further twelve countries. The recent signing of the updated MoU in China between local authorities and a coalition of tobacco companies (including Imperial) is the result of continuing activities to tackle counterfeit products.

TOBACCO-RELATED LITIGATION

In Scotland, on 31 May 2005 we received a favourable judgment in the case of McTear v. Imperial Tobacco Limited. The judgment found in favour of the Company on all counts and has not been appealed. Abandonment has been agreed in respect of ten other cases brought against us in Scotland in which individual claimants were seeking damages for alleged smoking-related effects. The one remaining case against us in Scotland is inactive.

In the Republic of Ireland, the number of claims against the Company has fallen from 307 in 1997, to 13 (two of which have been dismissed subject to appeals and one whose statement of claim was served out of time and has been returned); 294 cases have been dismissed, discontinued or are not proceeding. No case has gone beyond service of a statement of claim and replies to notices of particulars.

In Poland, an individual claimant has served proceedings on us. There have been several preliminary hearings and we anticipate judgment in late 2005/early 2006. During 2005, a further individual filed a claim against us which the court rejected on the basis that it failed to comply with legal formalities. On 4 February 2005 a Health Association filed proceedings against us and other tobacco companies. These proceedings have not been formally served on Imperial Tobacco or any of the other tobacco companies.

In the Netherlands, we have received claim letters on behalf of 44 individuals, although 15 of those individuals have now withdrawn. Testimony has been taken from the majority of the remaining potential claimants at preliminary hearings. No proceedings have been commenced.

In Australia, an individual claimant has served proceedings on seven tobacco companies, including our Company. A statement of claim has been served.

To date, no judgment has been entered against Imperial Tobacco and no action has been settled in favour of a claimant in any tobacco-related litigation involving Imperial Tobacco or any of its subsidiaries. Imperial Tobacco has been advised by its lawyers that it has meritorious defences to the legal proceedings in which damages are sought for alleged smoking-related health effects and to threatened actions of a similar nature. We will continue to contest all such speculative litigation against the Group.

OUR PEOPLE…

Our success in 2005 was as much about our people as our products and markets. We aim to provide an environment where our employees can maximise their potential.

Kathryn Brown

Group Human Resources

Director

Our employees are focused on delivering results for the benefit of our shareholders. It is their commitment that turns our strategy into reality.

FIDISON ANDRIAMIHAJA

Factory Manager SOCIGA

Libreville Gabon

Managing a factory in Africa presents me with opportunities and challenges as my responsibilities not only include production but also the maintenance and logistics which ensure the smooth running of the factory. The challenge was made even more exciting for me by breaking up borders: that’s how someone born in Madagascar, who grew up in Europe, can today be in charge of a factory in Central Africa. Who knows what’s next…

ANTJE SCHLICHTING

Group Corporate Intelligence Manager

Bristol

I joined Imperial Tobacco from Reemtsma, working in Industry Affairs since 2000. As Head of the Intelligence Team I work on a wide range of regulatory issues, developing the forecasting of long-term trends in the external environment. I enjoy contributing to projects that are not directly linked to my area of work, as well as working and communicating with colleagues worldwide.

THOMAS VEIT

Marketing Manager

Germany/Austria

I head up the Marketing function for Imperial Tobacco in Germany/Austria. Together with my team, we are responsible for strategy and programme development in consumer and trade marketing, as well as the hospitality sector. My job is a challenging but an exciting mix of people management and issues solving, both strategic and operational, in an ever-changing political and cultural environment.

JACQUELINE OKSAS

Operator

Berlin Factory

I have worked in our Berlin factory for 16 years as an operator in the Secondary Department. I survey the production machines, specifically packing machines, along with the quality control of our products. Working at high-speed machines requires concentration and technical understanding. Efficiency as well as compliance of international regulations is key. It is a demanding role but I enjoy being presented with a challenge.

We continue to strengthen and develop our employment practices to reflect the international nature of our business. We have revised and applied a continuous improvement methodology to our integrated performance management system, providing a route to highlight the development and communication of the behaviours, which drive personal performance in the business.

The promotion of good working relations with employees through trade unions, works councils and other organisations continued throughout the year. Where reorganisation has impacted on employment, we have ensured that affected employees are treated fairly and responsibly.

What is it like to work for Imperial Tobacco…

NICK PEARSON

Corporate Responsibility Specialist

Bristol

My role allows me to create extensive networks throughout the Group, both hierarchically and geographically. This relationship building is not only critical to achieving my objectives within the Corporate Responsibility department, such as management of the Group Policy process, but is also one of the most enjoyable aspects of my job. It also gives me a good overview of the business as a whole and keeps my role extremely varied and interesting.

BRENDA CHU

HR Manager

Taiwan

I became HR Manager, responsible for our Taiwan office, in 2003. During this time our office has grown more than two-fold, with employees being recruited from all over the world, including Taiwan, Hong Kong, Singapore, Australia, UK and Ireland. The last two years have been fun and challenging. I have enjoyed the sense of achievement which has made the effort worthwhile.

EMRE GENC

Sales Representative

Turkey

I joined Imperial Tobacco Turkey as a sales representative in March 2005, and find my job challenging and exciting. I know that I am at the right place to further my career, and fulfilling my duties gives me great satisfaction. My colleagues and I feel we have made great progress, but continue to work hard to make each day better than the last.

LAURA POWNALL

Customer Service Support

Nottingham

I joined Imperial Tobacco in November 2003 and work in our Customer Service Department as a Support Clerk. My tasks include processing customer and representative’s orders and dealing with their queries. I enjoy contact with customers and I continually strive to build professional business relationships on behalf of the company.

CORPORATE RESPONSIBILITY

Our objective is to operate a sustainable and profitable business whilst behaving as a good corporate citizen, integrating Corporate Responsibility into every aspect of the Group.

We recognise that in the ever-changing and competitive market place Corporate Responsibility has an increasingly strategic role and as such are pleased with the advances we have made during the year.

We have now achieved over 75 per cent of the two-year objectives we set in our first Corporate Responsibility Review in 2003. We have incorporated the remainder which remain relevant into a new set of two-year objectives, which will be published in our 2005 Review in December.

We believe there is a real need for informed debate on significant issues of public interest and so in our 2005 Corporate Responsibility Review we will provide more information on issues such as product stewardship, social performance, occupational health and safety and environmental management.

We have increased our interaction and engagement with stakeholders and a number of regional employee workshops have focused on enhancing our expertise in effective stakeholder relationships.

Over the last year we have reviewed and revised our Group policies, which guide and direct how we do business throughout the world, together with our more detailed Group standards which amplify and quantify our performance requirements world-wide. Additionally, we have updated our Corporate Manual for Directors.

PRODUCT STEWARDSHIP AND HEALTH

This year we have made submissions to 39 competent authorities on our product ingredients, for example as required under the EU Tobacco Product Directive, and included data concerning our knowledge of their toxicology.

We continued to consult medical and scientific experts who inform us of their views on scientific developments related to our products. Our own views are based on their advice. Our laboratories continue the routine testing of product ingredients as well as finished products, using internationally standardised tests whenever possible. We continued to commission academic research and further experimental work at accredited contract laboratories using cell-based systems. The scientific difficulty of obtaining meaningful results in this area has been highlighted by three scientific advisory committees to the UK government. We will discuss their findings and our own approach to product stewardship and health in our 2005 Corporate Responsibility Review.

OCCUPATIONAL HEALTH, SAFETY AND THE ENVIRONMENT

We have continued our successful record of achieving ISO certification in our manufacturing facilities worldwide, with four more attaining ISO 14001 certification this year. This brings our total of certified manufacturing facilities to 17 – including our first in both Eastern Europe and Africa.

We have carried out an extensive analysis of our direct and indirect carbon emissions as part of our climate change strategy. This has led to the reframing of our energy reduction targets in terms of carbon dioxide emissions and a greater focus on the management options which may deliver significant reductions and energy savings. In this regard, we continue our successful collaboration with the UK Carbon Trust and the Carbon Disclosure Project.

We continue to improve our occupational health and safety, fire and security risk control processes by providing professional support and management at both a Group and functional level. No fatal injuries occurred throughout our global workforce and our accidents rates were stable. We are increasing our focus on improving our safety performance concentrating on the underlying causes of lost-time accidents.

Frank Rogerson, our Corporate Affairs Director, is the nominated member of the Board with responsibility for Occupational Health, Safety and the Environment.

CORPORATE RESPONSIBILITY HIGHLIGHTS

•                  Our ranking in the 2004 BITC Environment Index was 78/168. Over the last four years, our performance has shown steady improvement. We are pleased that our score has increased from 79 per cent in 2003 to 83 per cent in 2004.

•                  We participated in the Dow Jones Sustainability Index process for the first time this year. Our overall score was 66 per cent compared with an industry average of 44 per cent.

•                  We are board members of the Eliminating Child Labour in Tobacco Foundation. Projects are underway in Malawi, Uganda, Tanzania, The Philippines and Kyrgyzstan.

•                  We have formed partnerships with NGOs engaged in both reforestation and deforestation mitigation programmes in Malawi, Madagascar and Mozambique.

•                  Our local community investment programmes cover Asia and Australasia, Africa, the UK and Germany.

•                  We have achieved 41 of the 54 targets we set in the financial period 2003 to 2005 and reassessed and carried over the remainder.

•                  Our factory in Wilrijk, Belgium, has won the 2005 Rene de Jongh national safety award through committed leadership and workforce co-operation.

•                  Our factory in Wellington, New Zealand, has achieved the tertiary level requirements for the Government’s ACC Workplace Safety Management Practices Programme, for continuous improvement and best practice.

•                  Stakeholder engagement training workshops were completed for more than 100 managers worldwide.

SOCIAL PERFORMANCE

Our human rights policy requires that we have rigorous and systematic practices in place. We are setting up audit mechanisms for our compliance with the International Labour Organisation (ILO) core conventions to which we are committed. As part of a rolling four-year programme, we have now completed 13 audits of facilities using SA 8000 as guidance.

Our self assessment programme for our suppliers of tobacco materials has again shown improvements in social and environmental performance. The equivalent programme for non-tobacco suppliers shows generally high levels of performance. These programmes have created a platform for further constructive dialogue with suppliers.

We are committed to behaving as a responsible corporate citizen in the communities in which we work and in society as a whole. To this end, we have continued to expand our community investment activities, committing a total of £1.26m. We are now partnering a number of nongovernmental organisations (NGOs) in projects such as providing clean water sources in Madagascar and reforestation and deforestation mitigation programmes in Malawi, Madagascar and Mozambique. We are also Board members of the Eliminating Child Labour in Tobacco Foundation, www.eclt.org, which runs many successful projects internationally.

BOARD OF DIRECTORS

DEREK BONHAM	FRANK ROGERSON	IAIN NAPIER
ANTHONY ALEXANDER	SIMON DUFFY	PIERRE JUNGELS
GARETH DAVIS	DAVID THURSFIELD	COLIN DAY
ROBERT DYRBUS	SIPKO HUISMANS	MATTHEW PHILLIPS
DAVID CRESSWELL	SUSAN MURRAY

DEREK BONHAM FCA, AGED 62

Chairman and a Member of the Remuneration Committee

Appointed Non-Executive Chairman on our London Stock Exchange Listing in 1996. He has a wide range of managerial and financial experience gained as a former Executive Chairman of The Energy Group PLC, a former Non-Executive Chairman of Cadbury Schweppes plc, Marconi plc, CamAxys Group plc and Songbird Estates plc and a former Deputy Chairman of Hanson PLC, having previously held a number of senior management and financial positions. He is also a former Non-Executive Director of TXU Corp (USA).

ANTHONY ALEXANDER FCA, AGED 67

Joint Vice Chairman, Senior Independent Director and a Member of the Audit Committee

Appointed Vice Chairman on demerger and acts as senior independent Non-Executive Director. He also serves as a Non-Executive Director of Misys plc and Platinum Investment Trust plc. He is a former Executive Director of Hanson PLC and as Chief Operating Officer he had responsibility for all their UK operating companies.

GARETH DAVIS BA, AGED 55

Chief Executive

Appointed Chief Executive in 1996 and led the successful demerger of the Company from Hanson PLC and its listings on the London and New York Stock Exchanges. With wide experience across all aspects of Imperial Tobacco’s business gained from over 30 years with the Company, he has played a key role in the development of both general strategy and the ongoing expansion programme. In 2003 he was appointed as a Non-Executive Director of Wolseley plc.

ROBERT DYRBUS BSC, FCA, AGED 52

Finance Director

Appointed Finance Director of Imperial Tobacco Limited in 1989 and was one of the three-man Hanson team involved in the strategic reorganisation of the Group. He became Finance Director of the Group on demerger in 1996 and has since played an integral part in shaping the strategic direction of the Group. Previously he was financial controller with Hanson PLC, responsible for Imperial Tobacco and Ever Ready.

DAVID CRESSWELL C ENG, MIEE, AGED 60

Manufacturing Director

Joined Imperial Tobacco in 1961 and was appointed to the Board in June 2003. An electrical engineer by background, he has undertaken a number of senior management roles and has previously held the position of Managing Director for each of Imperial Tobacco’s major operating divisions namely Cigarette, Rolling Paper and Roll Your Own Tobacco.

FRANK ROGERSON BSC, PHD, AGED 52

Corporate Affairs Director

Appointed to the Board in June 2003, having joined Imperial Tobacco in 1977, he has held a number of senior management positions including Managing Director of Cigar and Roll Your Own Tobacco. Appointed Business Development Director in 2000, he was instrumental in negotiations for the acquisition of Reemtsma.

SIMON DUFFY MA, MBA, AGED 55

Non-Executive Director and Chairman of the Audit Committee

Appointed to the Board in 1996 as a Non-Executive Director and Chairman of the Audit Committee. Currently Chief Executive Officer of ntl Inc, he was formerly Chief Executive Officer of End2End Holdings Limited and of World Online International BV and Chief Financial Officer of Orange SA and of EMI Group plc, where he was also Deputy Chairman. Previously Operations Director of United Distillers, he is a former Non-Executive Director of GWR Group plc.

DAVID THURSFIELD AGED 60

Non-Executive Director and Member of the Remuneration Committee (resigned 28/10/05)

Appointed a Non-Executive Director in November 2003. He joined Ford Motor Company in 1979, from British Leyland, and was Executive Vice President, Ford Motor Company and President, International Operations and Global Purchasing responsible for the Premier Automotive Group, Mazda Motor Company, Ford of Europe, Ford Asia Pacific operations and Global Purchasing organisations until his retirement in May 2004. He remains a consultant to Ford.

SIPKO HUISMANS BA, AGED 64

Non-Executive Director and a Member of the Remuneration Committee

Appointed a Non-Executive Director in 1996. He joined Courtaulds in Southern Africa in 1961 and moved to the UK in 1968. He became a Director of Courtaulds in 1984 and was responsible for the Chemical and Industrial business from 1986 until the demerger of Courtaulds Textiles in 1990, when he became Managing Director. He was appointed Chief Executive of Courtaulds from 1991 until his retirement in 1996.

SUSAN MURRAY AGED 48

Non-Executive Director

Appointed a Non-Executive Director in December 2004. She was a member of the Board of Littlewoods Limited from October 1998 until January 2004, latterly as Chief Executive of Littlewoods Stores Limited. Prior to joining Littlewoods she was Worldwide President and Chief Executive of The Pierre Smirnoff Company, part of Diageo plc. Ms. Murray is a fellow of the Royal Society of Arts, a council member of the Advertising Standards Authority and a Non-Executive Director of Enterprise Inns Plc, SSL International PLC and Wm Morrison Supermarkets plc. She has also served as a Non-Executive Director of Aberdeen Asset Management PLC.

IAIN NAPIER ACMA, AGED 56

Joint Vice Chairman, Chairman of the Remuneration Committee and a Member of the Audit Committee

Appointed a Non-Executive Director in 2000. He is currently Group Chief Executive of Taylor Woodrow plc. As a former main board Director of Bass PLC, he was Chief Executive of Bass Leisure and then Chief Executive of Bass Brewers and Bass International Brewers. Following the sale of the Bass beer business in 2000, he became Vice President UK and Ireland for Interbrew SA until August 2001. He is also a former Non-Executive Director of BOC Group plc.

PIERRE JUNGELS CBE (HON) ING GEOL, PHD, C ENG, FELLOW EL, AGED 61

Non-Executive Director and a Member of the Remuneration Committee and the Audit Committee.

Appointed to the Board in August 2002. He has held numerous senior international positions within the oil industry with Shell International, Petrofina SA and British Gas PLC. He became CEO of Enterprise Oil in 1996, leading the business to substantial geographic and financial growth until his retirement in November 2001. He is Non-Executive Chairman of Offshore Hydrocarbon Mapping plc and Rockhopper Exploration PLC and a Non-Executive Director of Woodside Petroleum Ltd and Offshore Logistics Inc.

COLIN DAY MBA, FCCA, AGED 50

Non-Executive Director

Appointed a Non-Executive Director in July 2005. He is Group Finance Director of Reckitt Benckiser plc, having been appointed to its Board in September 2000. Prior to joining Reckitt Benckiser he was Group Finance Director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He is a Non-Executive Director of WPP Group PLC and until 30 September 2005 of easyjet PLC.

COMPANY SECRETARY

MATTHEW PHILLIPS LLB, AGED 35

Appointed Company Secretary in October 2004, he joined Imperial Tobacco’s legal department in 2000 having previously worked for the law firms Linklaters and Burges Salmon. He was closely involved in negotiations for Imperial Tobacco’s acquisitions of Tobaccor and Reemtsma.

CHIEF EXECUTIVE’S COMMITTEE

The Chief Executive’s Committee is the senior management steering group for the Company. Comprised of the Chief Executive, the Executive Directors and the Company Secretary (biographies on page 35), the Director of Finance and Planning, the Group Human Resources Director and the Group Sales and Marketing Director (biographies below), the Committee is responsible for implementing Group strategy and monitoring the detailed performance of all aspects of the business.

ALISON COOPER, BSC, ACA, AGED 39

Director of Finance and Planning

Alison joined the Group in 1999 from PricewaterhouseCoopers, having worked with Imperial Tobacco over a number of years from both an audit and acquisition perspective. She is responsible for financial planning and development including the financial evaluation of acquisitions as well as day-to-day Group financial management and control, taxation and investor relations.

KATHRYN BROWN, AGED 50

Group Human Resources Director

Kathryn joined Imperial in 2002 from Somerfield PLC, where she was a member of the PLC Board. She has also held a number of senior operational consulting roles in change management in the FMCG sector. She is responsible for all aspects of human resource management across the Imperial Tobacco Group.

GRAHAM BLASHILL, BSC, AGED 58

Group Sales and Marketing Director

Graham was appointed Sales and Marketing Director in February 2005 and subsequently to the Board in October 2005. He is responsible for the Group’s entire global sales and marketing activities across Europe, Asia Pacific, Africa and the Middle East, and Australia and New Zealand. He has worked for Imperial Tobacco for 37 years and during that time has held a number of senior sales and marketing positions, including Managing Director UK and Regional Director for Western Europe.

REPORT OF THE DIRECTORS

The Directors submit their report together with the audited consolidated financial statements of the Group for the year to 30 September 2005.

Review of activities and future developments

The Group remains highly focused on its core business: the manufacture, marketing and sale of tobacco and tobacco related products.

A review of the Group’s various activities and future developments in the Group’s business is included in the Operating and Financial Review (“OFR”) on pages 22 to 27. Note 1 to the financial statements gives an analysis of turnover, duty in turnover, turnover excluding duty, operating profit and capital employed.

The principal operating subsidiaries within the Group are shown on pages 110 and 111.

Acquisitions

On 14 September 2005 the Group acquired 43 per cent of the issued share capital of Skruf Snus AB. It also entered into an Option Agreement to enable the Group to acquire the remaining issued share capital.

Financial results and dividends

The profit attributable to shareholders for the financial year was £570m as shown in the consolidated profit and loss account set out on page 66. An OFR is included on pages 16 to 29.

The Directors have declared dividends as follows:

(In £’s million)	2005	2004

Ordinary shares
Interim paid, 16.5p per share (2004: 15.0p)	120	109
Proposed final, 39.5p per share (2004: 35.0p)	278	253
Total ordinary dividends, 56.0p (2004: 50.0p)	398	362

The final dividend, if approved, will be paid on 17 February 2006 to shareholders whose names are on the Register of Members at the close of business on 20 January 2006. The associated ex dividend date is 18 January 2006. The interim dividend was paid on 5 August 2005 to shareholders on the register at the close of business on 8 July 2005.

Share capital

Details of the Company’s share capital, are shown in note 17 to the financial statements. During the year the Company initiated a share buyback programme purchasing 13,515,000 ordinary shares of 10 pence each in Imperial Tobacco Group PLC for a total cost of £201m inclusive of costs. The shares, representing 1.9 per cent of issued share capital and having an aggregate nominal value of £1,351,500, have not been cancelled but are held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from equity shareholders’ funds.

Subsequent to the year end, the Company has purchased a further 3,095,000 ordinary shares of 10 pence each in Imperial Tobacco Group PLC for a cost of £49m inclusive of costs. These shares represent 0.4 per cent of issued share capital and have a nominal value of £309,500. These shares also have not been cancelled and are being held in the treasury share reserve.

At 28 October 2005 the Company had been notified that the following persons had interests in 3 per cent or more of the Company’s issued share capital.

	Number of ordinary shares millions	Percentage of issued share capital

Franklin Resources, Inc	22	3.00
Legal & General Investment Management Limited	29	4.03

The Company has not received notification that any other person holds 3 per cent or more of the Company’s issued share capital.

The share interests of the Directors, their families and any connected persons are shown on page 55.

Board of Directors

Ms S E Murray and Mr C R Day joined the Board in December 2004 and July 2005 respectively as Non-executive Directors. Mr I J G Napier was appointed as Joint Vice Chairman in December 2004.

The Directors of the Company for the year to 30 September 2005 are shown on pages 34 and 35. Mr G L Blashill also joined the Board in October 2005. Messrs D C Bonham, A G L Alexander, C R Day and Dr P H Jungels retire at the Annual General Meeting and being eligible, offer themselves for re-election.  Mr G L Blashill who was appointed to the Board subsequent to the year end will also retire and being eligible offer himself for re-election.

Mr B C Davidson resigned from the Board in February 2005 and subsequent to the year end Mr D W Thursfield resigned from the Board in October 2005.

Employees

The Group’s employment policies are designed to attract, retain, train and motivate the very best people, recognising that this can be achieved only through offering equal opportunities regardless of gender, race, religion or disability.

To ensure employees can share in our success, the Group offers competitive pay and benefit packages and, wherever possible, links rewards to individual and team performance. Employees are encouraged to build a stake in the Company through ownership of Imperial Tobacco Group PLC shares. A further opportunity to join the Sharesave Scheme was offered during the year and 76 per cent of eligible UK employees now participate. International employees were also offered a further opportunity to join the International Sharesave Plan and 31 per cent of eligible international employees now participate.

The Group is committed to providing an environment that encourages the continuous development of all its employees through skills enhancement and training programmes.

Using their own consultative and communication methods each of the Group’s businesses is encouraged to keep their employees informed on Group and individual business developments and to make its employees aware of the financial and economic factors affecting the performance of their employing company. To progress this aim further employee representatives are briefed on pan-European issues through a European Employee Forum.

Information concerning employees and their remuneration is given in note 4 to the accounts and in the Directors’ Remuneration Report.

Charitable and political donations

During the year the Group made charitable donations in the UK of £984,000 (2004: £667,000), much of which was distributed through the Charities Aid Foundation in accordance with the Group’s charities policy.

No political donations or expenditure were made or incurred by the Company or its subsidiaries during the year (2004: Nil).

Creditor payment policy

The Company’s current policy concerning the payment of the majority of its trade creditors is to follow the CBI’s Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London. WC1A 1DU). For other suppliers, the Company’s policy is to:

a)              agree the terms of payment with those suppliers when agreeing the terms of each transaction;

b)             ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and

c)              pay in accordance with its contractual and other legal obligations.

The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. Wherever possible UK subsidiaries follow the same policy and international subsidiaries are encouraged to adopt similar policies, by applying local best practices.

The number of days’ purchases outstanding as at 30 September 2005 for Imperial Tobacco Group PLC was 27 days.

Research and development

The Group recognises the importance of investing in research and development, which brings innovative improvements to the Group, both in the products supplied to the consumer and in production and marketing techniques.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as Auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting

Full details of the Annual General Meeting to be held on 31 January 2006, together with explanations of the resolutions to be proposed at the meeting, appear in the notice of meeting enclosed with this report.

By order of the Board

Matthew R Phillips

Company Secretary

1 November 2005

CORPORATE GOVERNANCE REPORT

The Board of Directors (the “Board”) remains committed to maintaining high standards of corporate governance, which it sees as a cornerstone in managing the business affairs of the Group and a fundamental part of discharging its stewardship responsibilities.

Applicable Corporate Governance Provisions

Throughout the year under review and up to the date of approval of the Annual Report, the Group has complied with the governance rules and best practice provisions applying to UK listed companies as contained in Section 1 of the Combined Code on Corporate Governance (the “Code”) which was introduced in 1998 and further revised during 2003.

Since Imperial Tobacco Group PLC has securities registered with the US Securities and Exchange Commission (the “SEC”), the Group also complies with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign issuers. In the light of this ongoing obligation, a programme of activity is currently in place to enable the Group to meet the further requirements with regard to section 404 of the Sarbanes-Oxley Act, which will be applicable for our financial year ending 30 September 2006.

Corporate Governance Compliance

The Board recognises that it is accountable to shareholders for the Group’s standard of governance and this report, together with the Remuneration Report, seeks to demonstrate how the principles of good governance, advocated by the Code, have been and continue to be applied in practice within the Group.

During the course of the financial year there has been continued rationalisation in the way the Group manages its activities. Notwithstanding the ongoing organisational changes resulting from this activity and the challenges arising from investing in developing markets, the Board and its Audit Committee have continued to keep under review the Group’s entire system of internal control, encompassing both financial and operational controls, as well as compliance and risk management. Based on these reviews the Board is satisfied that an appropriate internal control framework is in place across the whole Group.

Throughout the Group, formal procedures, including well established and embedded internal controls, have been and continue to be maintained, reflecting current best practice requirements under the Code in the UK. Such procedures, together with continued regular formal reporting to the Audit Committee, have ensured the maintenance of a strong procedural framework for the ongoing identification, evaluation and management of the significant areas of risk to achievement of the Group’s strategic objectives.

As previously reported, certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by Reemtsma employees during a period prior to its acquisition by the Group, which resulted in a number of such Reemtsma employees being named in search orders. Elements of these investigations are continuing. In May 2005, parts of the investigations into certain of the former Reemtsma employees were terminated by the authorities on terms agreed by the individuals with the authorities, and settlement of any duty payable as a result of certain of the activities being investigated was made at no cost to Reemtsma.  The Group confirms that no criminal charges have been brought against such individuals or Reemtsma in relation to the continuing investigations, which could take several years to be concluded.

A Board Committee, under the Chairmanship of Mr A G L Alexander, established in 2003, continues to monitor the progress and conduct of the investigations on a regular basis and the Group’s responses on behalf of the Board. The German authorities’ investigations are based on alleged activities prior to the Group’s acquisition of Reemtsma and the Committee remains satisfied that, since the acquisition, the Group has not been involved in any activities of a nature similar to those alleged by the German authorities.

As previously reported, information was supplied by Imperial Tobacco and a number of other companies to the UK Office of Fair Trading (the “OFT”) in October 2003 in relation to an enquiry into the operations of the UK tobacco supply chain. Further information was supplied in April 2005 but to date no response to any of the information submitted has been received from the OFT.

During the course of the year business reviews of the Group’s operations, performed as part of the Group Compliance Function’s programme of activity, have also highlighted a number of minor weaknesses and failures in systems of control at the business operations level. From the resulting investigations into these issues and from reports to the Group Compliance Function by the business operations of any potential instances of fraud or accounting irregularity that may have occurred during the financial year, the Audit Committee concluded that neither individually nor collectively did they have a material impact on the results or performance of the Group for the financial year.

Board and Board Committees

Board Structure

The Board of Directors, which meets at least five times a year, currently comprises a Non-Executive Chairman, seven other independent Non-Executive Directors and five Executive Directors. There is a clear separation of the roles of Chairman, Mr D C Bonham, and Chief Executive, Mr G Davis, to ensure an appropriate balance of power and authority. The Chairman is responsible for the leadership of the whole Board with the Chief Executive, in conjunction with the Chief Executive’s Committee, responsible for managing the Group and implementing the strategy and policies which have been set by the Board.

Mr A G L Alexander is Joint Vice Chairman (alongside Mr I J G Napier) and the recognised senior independent Non-Executive Director to whom any concerns can be conveyed by shareholders. As further explained below, all of the Non-Executive Directors are, in the opinion of the Board, independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. Following disclosure of their other commitments and the results of the Board performance evaluation, the Board is satisfied that all of the current Non-Executive Directors have sufficient time available to contribute effectively to the Board and demonstrate ongoing commitment to their roles.

The Directors’ biographies, appearing on pages 35 and 36, demonstrate a detailed knowledge of the tobacco industry together with a range of business and financial experience which is vital to the management of an expanding international company. The biographies also include details of their other major directorships.

Board Changes

The composition and balance of the Board is subject to continuing review. This process takes account not only of the overall balance of skills, knowledge and experience on the Board but also of the wider provisions of the Code and the results of the annual evaluation of the performance of the Board, its Committees and individual Directors.

Ms S E Murray and Mr C R Day joined the Board on 8 December 2004 and 25 July 2005 respectively as Non-Executive Directors. Both were identified as suitable candidates for appointment by an external search consultancy based on role profiles provided by the Nominations committee. Mr I J G Napier was also appointed Joint Vice Chairman in December 2004 alongside Mr A G L Alexander.

On 9 February 2005 Mr B C Davidson resigned from the Board as Sales and Marketing Director. His responsibilities for the Group’s global sales and marketing activities have been transferred to Mr G L Blashill who was appointed to the Board on 28 October 2005.

Excluding the Chairman, three of the Non-Executive Directors have now served slightly in excess of nine years, having been appointed to the Board on de-merger in August 1996. Whilst length of tenure is one of the factors to be taken into consideration when considering director independence under the Code, the Board concluded at its meeting in September 2005 that Messrs S P Duffy, S Huismans and A G L Alexander continue to contribute effectively and constructively to Board debate, to challenge and question management objectively and robustly and at all times to have the best interests of the Group in mind. Furthermore the Board concluded that there was no evidence to suggest that length of tenure was having an adverse impact on their independence. The Board therefore considers that, taking account of these issues together with the other relevant factors contained in the Code and the Sarbanes-Oxley Act, all seven Non-Executive Directors (excluding the Chairman) are independent for the purposes of the Code and the Sarbanes-Oxley Act.

However, as already announced, Messrs S P Duffy and S Huismans will be retiring from the Board at the Annual General Meeting (the “AGM”) in January 2006. It is proposed that Mr A G L Alexander will remain on the Board beyond the AGM in 2006 in order to facilitate a smooth transition at senior Board level. It is also proposed that Mr I J G Napier will become the recognised senior independent Non-Executive Director with effect from the AGM in 2006.

The Chairman and Mr A G L Alexander, both having served in excess of nine years, will offer themselves for re-election annually at the Company’s AGM.

Following the disclosure of individual Directors’ external commitments, as part of the Board performance evaluation conducted during the year, the Board accepted that Mr D W Thursfield’s increasing level of external commitments was likely to have an adverse impact on his availability for Board and committee matters. As a consequence the Board accepted Mr D W Thursfield’s resignation with effect from 28 October 2005.

Over the coming months the Board will be seeking to appoint one or more additional Non-Executive Directors to ensure that the Board and its committees continue to remain suitably balanced.

With effect from the AGM in January 2006 it is proposed that a number of changes will be made to the membership of the Board and its Committees, as follows:

Current Structure of the Board and Board Committees

		Audit	Remuneration	Nominations
	Board	Committee	Committee	Committee

Executive Directors
G Davis	Member	—	—	Member
R Dyrbus	Member	—	—	—
D Cresswell	Member	—	—	—
F A Rogerson	Member	—	—	—
G L Blashill (from 28/10/05)	Member	—	—	—

Non-Executive Directors
D C Bonham Chairman	Chairman	—	Member	Chairman
A G L Alexander Senior Independent Director	Joint Vice Chairman	Member	—	Member
I J G Napier	Joint Vice Chairman	Member	Chairman	Member
P H Jungels	Member	Member	Member	Member
D W Thursfield (resigned 28/10/05)	Member	—	Member	Member
S E Murray	Member	—	—	Member
C R Day	Member	—	—	Member
S P Duffy	Member	Chairman	—	Member
S Huismans	Member	—	Member	Member

Proposed Structure of the Board and Board Committees with effect from the AGM in 2006

		Audit	Remuneration	Nominations
	Board	Committee	Committee	Committee

Executive Directors
G Davis	Member	—	—	—
R Dyrbus	Member	—	—	—
D Cresswell	Member	—	—	—
F A Rogerson	Member	—	—	—
G L Blashill	Member	—	—	—

Non-Executive Directors
D C Bonham Chairman	Chairman	—	—	Chairman
A G L Alexander	Joint Vice Chairman	—	—	Member
I J G Napier Senior Independent Director	Joint Vice Chairman	Member	Chairman	Member
P H Jungels	Member	Member	Member	Member
S E Murray	Member	Member	Member	Member
C R Day	Member	Chairman	—	Member

Performance Evaluation

During the year, in accordance with the Code and with the assistance of an external consultant, the Board formally reviewed and evaluated its performance, together with the performance of its Committees and individual Directors. These reviews were conducted by way of separate detailed questionnaires, completed by the Directors and, in relation to certain matters, by the external Auditors. A report on the performance of the Board as a whole and of the Board Committees was made to the Board at its meeting in September 2005. Feedback on the performance of the Board Committees was shared with the relevant Committee chairman, whilst feedback on individual directors was discussed with the Chairman. This in turn was followed by private feedback meetings between the Chairman and each of the Directors.

In addition, an opportunity was taken at the Board meeting in September 2005 for Mr A G L Alexander, the senior independent Non-Executive Director, to meet with the Non-Executive Directors as a group, without the Chairman present, to consider the performance of the Chairman. After also taking account of the views of the Executive Directors and the results of the Chairman’s formal performance evaluation, Mr A G L Alexander held a private feedback meeting with the Chairman.

During the course of the year the Chairman additionally held meetings exclusively with the Non-Executive Directors to consider the performance of the Executive Directors in the discharge of their duties.

Following these reviews the Board and its Committees are satisfied that they are operating and performing effectively, that there are no fundamental issues or training needs that require addressing and that each of the current Directors has sufficient time and commitment to contribute effectively to the Board and its Committees. Accordingly, the Board is satisfied that Messrs D C Bonham, A G L Alexander, C R Day, G L Blashill, together with Dr P H Jungels should stand for re-election at the 2006 AGM. The two key themes which emerged from the review related to succession planning and the make up of the Board in light of the ever increasing international nature of the business. The Board will be implementing, during the course of the next financial year, a number of actions that have been identified in response to the points made during the reviews.

The Board plans to conduct evaluations on an annual basis and may employ alternative formats and approaches in future years.

Board Operations

The Board is the principal decision making forum of the Group and manages overall control of the Group’s affairs by the schedule of matters reserved for its decision contained in the Group’s Corporate Manual. These include responsibility for the Group’s commercial strategy, the approval of financial statements and corporate plans, the overall corporate governance framework, acquisitions and disposals, treasury, tax and risk management policies and appointment and removal of Directors and the Company Secretary.

The Company Secretary is responsible for advising the Board, through the Chairman, on all governance matters and for ensuring Board procedures are followed and applicable rules and regulations complied with.

All Directors are equally accountable by law for the proper stewardship of the Group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business are critically reviewed. This ensures that they act in the best long term interest of shareholders, take account of the wider community of interest represented by employees, customers and suppliers and that social, environmental and ethical issues are fully integrated into the Group’s risk assessment processes. In April 2005, the Board approved a key performance indicator framework of non-financial issues which might be material to the Group in any particular year. The aim of this framework is to provide operational management and the Board with an important means of tracking and managing non-financial risk.

The Board regularly reviews the strategy and operating results of the business, as well as approving annual and medium-term plans. Actual results of the Group are reviewed at each Board meeting, with monthly reports, including detailed commentary and analysis, being provided in the intervening periods. This ensures that the Board is supplied with information on the progress of the business in a timely manner and that the Directors are properly briefed on issues arising at Board Meetings.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the Remuneration Committee, the Nominations Committee and the Audit Committee. The membership and remit of each Committee is considered below, together with a record of Directors’ attendance at Board and Board Committee meetings during the year. The terms of reference for each of these Committees are available from the Company Secretary and are also published on the Imperial Tobacco website. www.imperial-tobacco.com. The terms of reference for each of the Committees were comprehensively reviewed in June 2005.

The Group has procedures in place to allow Directors to seek both independent professional advice, at the Group’s expense, and the advice and services of the Company Secretary in order to fulfil their duties. The Group maintains appropriate insurance cover in respect of Directors and Officers’ liabilities.

Chief Executive’s Committee

Over the financial year, the Chief Executive’s Committee, comprising the Executive Directors, the Director of Finance and Planning, the Group Sales and Marketing Director, the Group Human Resources Director and the Company Secretary, continued to meet on a regular basis to ensure appropriate control and management of day-to-day business matters. Within the framework of the Chief Executive’s Committee, the Board delegates day-to-day and business control matters to the Chief Executive and Chief Executive’s Committee who, are responsible for implementing Group policy and monitoring the detailed performance of all aspects of the business. They have full power to act subject to the reserved powers and sanctioning limits laid down by the Board and the Group’s policy guidelines.

Between formal Board and Committee meetings, the Chairman and chairmen of the Board Committees communicate regularly with the Chief Executive and other members of the Chief Executive’s Committee.

Meetings of the Board, Board Committees and Shareholders

					Annual
		Audit	Remuneration	Nominations	General
	Board	Committee	Committee	Committee	Meeting

Total number of meetings in 2005	6	4	4	2	1
Number of meetings attended in 2005

Executive Directors
G Davis	6/6	—	—	2/2	1
R Dyrbus	6/6	—	—	—	1
D Cresswell	6/6	—	—	—	1
B C Davidson	3/3	—	—	—	1
F A Rogerson	6/6	—	—	—	1

Non-Executive Directors
D C Bonham	6/6	—	3/4	2/2	1
A G L Alexander	6/6	3/4	—	2/2	1
I J G Napier	6/6	3/4	4/4	2/2	1
S P Duffy	4/6	4/4	—	2/2	1
S Huismans	6/6	—	3/4	2/2	1
P H Jungels	6/6	2/4	4/4	2/2	1
D W Thursfield	5/6	—	4/4	2/2	1
S E Murray	4/4	—	—	1/1	1
C R Day	1/1	—	—	—	—

Notes

B C Davidson resigned from the Board on 9 February 2005.

S E Murray was appointed to the Board on 8 December 2004.

C R Day was appointed to the Board on 25 July 2005.

Remuneration Committee

The membership and responsibilities of the Remuneration Committee are contained in the Directors’ Remuneration Report which appears on page 50. This report, which has been approved by the Board and signed by the Chairman of the Remuneration Committee, outlines remuneration strategy and policy, details of the Committee’s activities over the financial year and contains full details of Directors’ emoluments.

Nominations Committee

Membership

The Nominations Committee, comprising all the Non-Executive Directors and the Chief Executive (who will be stepping down from the Committee with effect from the AGM), with Mr D C Bonham as Chairman, met twice during the year. Mr M R Phillips the Company Secretary acts as secretary to the Committee.

Responsibilities

The responsibilities of the Committee include the evaluation of the balance of skills, knowledge and experience on the Board, the development of role specifications, the formulation of succession plans and the making of recommendations to the Board with regard to the appointment of Directors.

During the year, based on the results of a skills matrix questionnaire, the Committee formulated a profile of the competencies, experience and time commitment required of potential new Non-Executive Directors. This profile has been used as the basis of instructions to external search consultancies to identify suitable candidates for appointment to the Board.

New Directors appointed by the Board must submit themselves for re-election by shareholders at the AGM following their appointment. Thereafter all Directors, in accordance with the Code, are subject to re-election at least every three years. Furthermore, it is the Company’s practice that any Non-Executive Director having been in post for nine years or more is subject to annual re-election. The Committee considers the performance of each Director before recommending such re-appointment.

Induction and Training

Detailed training and briefing is provided to all Directors on appointment to the Board, taking into account their individual qualifications and experience. This includes an induction programme provided by the Group’s external lawyers, meetings with the Group’s Auditors and with key Group personnel and site visits. An element of the induction focuses on relevant corporate responsibility and corporate affairs issues. Issues addressed include legal matters, product stewardship, occupational health and safety, environmental management, social impact, scientific and regulatory affairs and commercial risk management. The opportunity exists for major shareholders to meet with new and existing Directors. Directors also make themselves available to meet shareholders after the formal business of the AGM has been completed.

Where appropriate, ongoing training is made available to all Directors to meet their individual needs. Regular briefings are also provided to Directors on relevant issues such as legislation and regulation changes and corporate governance developments.

Audit Committee

Membership

The Audit Committee, consisting exclusively of independent Non-Executive Directors, Mr A G L Alexander (who will be stepping down from the Committee with effect from the AGM), Mr I J G Napier and Dr P H Jungels, with Mr S P Duffy (who is retiring at the AGM) as Chairman, met four times during the year. All its members, with the exception of Dr P H Jungels, are qualified accountants or have held senior finance positions in PLC’s and are therefore appropriately qualified to discharge the responsibilities that Audit Committee membership entails and are regarded as financial experts for the purposes of both the Code and section 407 of the Sarbanes-Oxley Act.

Following the retirement of Mr S P Duffy at the AGM, it is proposed that Mr C R Day will become a member of and assume the chairmanship of the Audit Committee. It is also proposed that following the AGM Ms S E Murray will become a member of the Audit Committee.

Mr M R Phillips the Company Secretary acts as secretary to the Committee.

Responsibilities

The Committee’s terms of reference cover the matters recommended by the Code. During the year and up to the date of approval of the Annual Report the Committee worked with a structured agenda of matters focused to coincide with key events of the annual financial reporting cycle, together with standing items that the Committee is required to consider at each meeting. These duties included monitoring internal control throughout the Group, approving the Group’s accounting policies and reviewing the interim and annual financial statements, together with the US filing on Form 20-F, prior to submission to the Board

The Committee regularly monitors and reviews the programme of activity currently in place to enable the Group to meet the requirements with regard to section 404 of the Sarbanes-Oxley Act, applicable to the Group for the financial year ending 30 September 2006.

The Committee reviews and approves, on an annual basis, the scope and content of the risk assessment and compliance programme implemented by the Group Compliance Function and monitors and critically reviews the authority, effectiveness and level of resource allocated to the activity. The Finance Director, the Director of Finance and Planning, the Group’s General Manager – Compliance and other financial management attend each meeting of the Committee by invitation and a standing item on each agenda allows for the General Manager – Compliance to meet formally with the Committee, without any Executive Director or other manager being present, in line with the Code’s requirements.

In addition, the Group’s Auditors attend each meeting and, as a further standing item on each agenda, also meet with the Committee members without the presence of any Executive Director or manager, providing a direct line of communication between the Auditors and Non-Executive Directors.

Auditor Independence Policy

The Group has always maintained and continues to maintain a policy of strict separation between the auditing and consultancy functions of its external Auditors. The Group regularly reviews its Auditor Independence Policy document, which provides clear definitions of services that the external Auditors can and cannot provide such that their independence and objectivity are not impaired. The policy also establishes a formal authorisation process, including the tendering and pre-approval by the Audit Committee for allowable non-audit work that they may perform and establishes guidelines for the recruitment of employees or former employees of the external Auditors. This policy is published on the Group’s website (www.imperial-tobacco.com).

In accordance with best practice guidelines the rotation of the lead Audit Partner within PricewaterhouseCoopers LLP (“PwC”) took place at the beginning of the financial year.

The Audit Committee also carried out bi-annual reviews of the remuneration received by PwC for audit services, audit related services and non-audit work with the aim of seeking to balance objectivity, value for money and compliance with this policy. The outcome of these reviews was not only that performance of the relevant non-audit work by PwC was the most cost-effective way of conducting the Group’s business but also that no conflict of interest existed between such audit and non-audit work. The fees for such non-audit work within the financial year were principally related to due diligence activity, tax advisory work associated with the reorganisation of legal entities within the Group, assistance with regard to the activity relating to Sarbanes-Oxley Section 404 compliance and assistance in preparing the Group for compliance with International Financial Reporting Standards, which become effective for the financial year ending 30 September 2006. In other situations, proposed assignments were subject to independent tendering with decisions taken on the basis of competence and cost-effectiveness.

Following a review during the year by the Audit Committee of the scope, efficiency and effectiveness of the audits performed by PwC it was agreed that the Group continues to receive an efficient, effective and independent audit service.

Internal control

The Board acknowledges responsibility for the Group’s system of internal control. The Audit Committee, on behalf of the Board, reviews the effectiveness of the system in accordance with the guidance set out in “Internal Control: Guidance for Directors on the Combined Code” (the Turnbull guidance) from information and regular reports provided by management, the internally independent Group Compliance Function and external Auditors. However, given the size and complexity of the Group’s operations, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives by managing rather than eliminating risk.

The Board, either directly, or through the Audit Committee which reports its findings for consideration by the Board, regularly reviewed the effectiveness of the key procedures which have been established to provide internal control and confirms that an ongoing process for identifying, evaluating and managing the Group’s significant risks operated throughout the year and up to the date of the approval of the Annual Report.

Whilst the Group has established control processes and procedures, primarily to ensure compliance with the best practice governance provisions as advocated by the Turnbull Guidance, it is recognised that there is also a requirement to comply with any relevant US governance and control provisions. The provisions of the Sarbanes-Oxley Act require US listed companies to adopt a generally accepted framework of control, advocating the ‘Internal Control-Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as appropriate. The Group considers its approach, methodology and actions in support of maintaining high standards of corporate governance satisfies the requirements of both Turnbull and COSO.

The following key features have operated to provide reassurance of both the reliability of information and the safeguarding of assets:

Risk assessment:

•                  The Group clearly sets out its strategic objectives as part of its medium-term planning process. These objectives are then incorporated as part of the annual planning cycle and are supported by the use of both financial and non-financial key performance indicators.

•                  A detailed assessment of strategic risks is undertaken by the Executive Directors as part of the medium-term planning and annual and monthly forecasting reporting cycles.

•                  All areas of the business are required to undertake risk-profiling exercises to formally review their principal areas of risk so that all major risks are reviewed at all levels across the Group. This formal system is based on the annual submission of risk assessment summaries from each of the business operations identifying their major areas of business risk, together with the controls embedded in the business processes to mitigate such risks. This review is ongoing throughout all business operations of the Group to ensure that there continues to be clear and consistent procedures for monitoring, updating and implementing appropriate controls to minimise the risk exposure so identified.

•                  The Audit Committee has delegated responsibility for considering Group-wide operational, financial and compliance risks on a regular basis. Formal reporting by the Group Compliance Function at each Audit Committee meeting on the outcome of its ongoing activities, including its programme of business reviews, supports the Audit Committee and the Board in assessing the effectiveness of internal controls within the business operations. In this way, the Audit Committee seeks to satisfy itself that the Group’s exposure to major business risks is minimised such that the levels of retained risk are acceptable to the Group.

Control environment and control activities:

•                  The Group is organised on a functional basis with manufacturing, sales and marketing and central support functions each having their own management and control structures which satisfy the Group’s controls, accounting policies and regulatory responsibilities.

•                  The Board continues to review the Group’s organisational structure to ensure that clearly defined lines of responsibility with appropriate delegation of authority and segregation of duties exist, with personnel of the necessary calibre in place to fulfil their roles. Such delegated authority ensures that decisions, significant either because of their value or impact on other parts of the Group, are taken at an appropriate level.

•                  The Board has formally adopted, and recently reviewed, a schedule of matters of a strategic, financial, operational or compliance nature, which are required to be brought to it for decision.

•                  The Group has an established framework of policies and procedures laid down by the Board to which personnel are expected to comply. These cover key issues such as authorisation levels, segregation of duties, ethical compliance matters and legislation, physical and data security as well as regulatory, governance, and health, safety and environmental issues. This framework of policies and procedures, which has been developed and issued, with consistent communication throughout the Group, is reviewed and updated on a periodic basis to ensure it continues to provide the requisite control guidance and remains pertinent to the Group’s business activities.

•                  A formal policy and arrangements for dealing in confidence with issues of genuine and significant concern raised by employees or others relating to perceived malpractice, improper business practices, management impropriety or other similar matters, whether financial or non-financial (commonly referred to as ‘whistleblowing’ arrangements) operates throughout the Group.

•                  The Group has an established and consistent methodology for ranking the level of risk from each of its business operations and identifying significant risk issues associated therewith. Appropriate strategies have been implemented to deal with each significant risk that has been identified, including not only internal controls but also other external measures such as insurance and dual sourcing of supplies. This approach was reviewed by the Audit Committee in June 2005 to ensure that it continued to accurately reflect the relevant risks and took into account necessary movements in the Group’s risk profile consequent upon changes in business operations.

•                  There are well-defined procedures for appraisal, approval, control and review of capital and strategic expenditure including acquisitions.

•                  The Group’s treasury function operates within a well defined policy designed to control the Group’s financing arrangements and to minimise its exposure to interest rate and foreign exchange risks through treasury instruments.

Information and communication:

•                  Each area of the business is required to produce detailed financial plans prior to the start of each financial year, which are reviewed for robustness and realism.

•                  A comprehensive system of controls, including regular periodic performance reviews for each area of the business, is in place to ensure that major variances against plan are promptly and thoroughly investigated. These reviews are conducted at a detailed level within each function and at a high level by the Chief Executive’s Committee.

•                  The achievement of business objectives, both financial and non-financial, is assessed on a regular basis using a range of key performance indicators. These indicators are reviewed to ensure that they remain relevant and reliable.

Monitoring:

•                  A range of procedures is used to review the risk profile and monitor the effective application of internal controls across the Group. These include independent reviews by the Group Compliance Function, together with self-assessment of risks and relevant controls. Furthermore both the senior operational and financial managers of each business and function annually certify that effective systems of internal control, in accordance with the Group’s policies and covering all business activities (both financial and non-financial), have been maintained within their area of responsibility.

•                  The Group Compliance Function’s responsibilities include reporting at each Audit Committee Meeting on the effectiveness of internal control systems, focusing on those areas of greatest perceived risk to the Group.

•                  Follow-up procedures ensure that there is an appropriate response to recommendations for any enhancement to risk controls as identified by the independent reviews of the Group Compliance Function.

•                  As a consequence of its US Listing, the Group is required to comply with the provisions of the Sarbanes-Oxley Act that apply to foreign issuers. The Group continues to monitor its legal and regulatory obligations arising from this act and has taken actions to ensure compliance with those requirements that have already become effective. Furthermore through a programme of activity, project managed by the Group Compliance Function, the Group is further enhancing its control documentation and testing its internal controls over financial reporting in order to fully satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, applicable for the Group for the financial year ending 30 September 2006.

The Audit Committee confirms it has reviewed and reported to the Board on the system of internal control for the financial year ended 30 September 2005 and up to the date of approval of the Annual Report. Through the procedural and reporting framework for monitoring business risks and controls, as set out above, and review of the Group’s financial statements, it is satisfied there is sufficient information to enable it to review the effectiveness of the Group’s system of internal control.

Disclosure Committee:

In line with recommendations issued by the US Securities & Exchange Commission and to meet developing corporate governance best practice in the UK, the Group also has a Disclosure Committee comprising appropriate senior executives:–

•                  The Company Secretary – Chairman

•                  General Manager – Compliance – Co-ordinator

•                  Senior Legal Counsel

•                  Head of Management Accounting

The External Auditors together with other senior management attend by invitation.

In the context of the Group’s disclosure obligations, the Committee, in accordance with its terms of reference, considers the significance of relevant information identified and reports on its evaluation to the Chief Executive, Finance Director and, as appropriate, the Audit Committee, in order to assist them in their evaluation of material issues for the purposes of any disclosure that may be required.

The terms of reference of the Disclosure Committee are reviewed on a regular basis and were comprehensively reviewed during the financial year.

Going concern

The Directors are satisfied that the Group has adequate resources to meet its operational needs for the foreseeable future and accordingly they continue to adopt the going concern basis in preparing the financial statements.

Pension fund

The Group’s main pension fund, the Imperial Tobacco Pension Fund, is not controlled by the Board but by Trustees, consisting of five nominees from the Company, one member chosen by employees and two by current and deferred pensioners. The Trustees look after the assets of the pension fund, which are held separately from those of the Group and are managed by independent fund managers. The pension fund assets can only be used in accordance with its rules and for no other purpose.

New York Stock Exchange Corporate Governance Requirements

As a listed non-US issuer, the Group is required to comply with some of the New York Stock Exchange’s (“NYSE”) listing standards relating to the corporate governance practices of listed companies, being exempt from others.

However there is an obligation to disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Group believes that it is in compliance, in all material respects, with the relevant NYSE listing standards. However, in respect of the NYSE standards relating to the composition of a Nomination/Corporate Governance Committee, it is currently the Group’s practice to include the Chief Executive, in addition to all of the Non-Executive Directors, on the Nominations Committee. However he will step down from the Committee with effect from the forthcoming AGM.

Furthermore it is the Board, not this Committee, that develops, recommends and adopts the corporate governance principles to be applied throughout the Group. It should also be noted that the role of an internal audit department is incorporated within the general remit of the internally independent Group Compliance Function.

Communication with shareholders

Communication with all shareholders is given a high priority and a number of methods are used to promote greater understanding and dialogue with investment audiences. The Chairman and Chief Executive ensure that the views expressed at any meetings with major shareholders are effectively communicated to the Board as a whole so that any issues or concerns are fully understood.

The Group’s Annual Review, a summary financial statement, provides shareholders with the material information concerning Imperial Tobacco Group in a form more readily assimilated than the full Annual Report and Accounts. Shareholders can also request the full Annual Report and Form 20-F. At the half year an Interim Report was published. All of these documents are available online through the Imperial Tobacco website (www.imperial-tobacco.com), together with all announcements, investor presentations and share price information.

During the year shareholders were kept informed of the progress of the Group through trading statements and other announcements of significant developments through regulatory releases, which were also made available on other news services and on the Group’s website. There was regular dialogue with institutional shareholders and participation in sector conferences. This has been extended to ensure that major shareholders are given the opportunity to meet Non-Executive Directors, on appointment, and that the senior independent Non-Executive Director attends meetings with major investors, if so requested.

The Group regularly liaises with its major shareholders and their representative bodies on significant issues. For example, as an integral part of the executive remuneration review undertaken in 2004, a consultation exercise with major shareholders was undertaken and the Company amended its initial proposals to take account of the feedback received. The Group also met with Corporate Governance representatives of investors when requested.

The Board receives regular feedback from Executive Directors and external agents in respect of results presentations and other meetings with shareholders and analysts.

Additionally, there is an opportunity at the AGM for individual shareholders to receive presentations from the Chairman and Chief Executive on the Group’s performance and current business activities and to question the Chairman and the chairmen of the Audit, Remuneration and Nominations Committees and other Directors. It is the Group’s practice to make arrangements to send the Annual Report and Accounts to shareholders at least 20 working days prior to the AGM.

All shareholders are offered the choice of submitting proxy votes either electronically or in paper format, including the ability to abstain if desired.

Historically the Group has indicated the level of proxy votes lodged in respect of each resolution proposed at its AGMs, together with the number of votes for and against each such resolution including details of abstentions, following each vote on a show of hands. Subsequently the results were also published on the Company’s website.

For the 2006 AGM onwards all resolutions at the AGM will be put to a poll, the result of which will be announced after the conclusion of the meeting through a Regulatory Information Service release and on the Company’s website.

Statement of Directors’ responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the balance sheet date and of the profit or loss and the cash flows of the Group for that period.

The Directors consider that suitable accounting policies have been used. These have been applied consistently.  They also confirm that reasonable judgements and estimates have been made in preparing the financial statements for the financial year ended 30 September 2005 and that applicable Accounting Standards have been followed.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any given time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for the maintenance and integrity of the Group’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of Auditors’ responsibilities

Imperial Tobacco Group PLC’s Registered Auditors, PricewaterhouseCoopers LLP, are responsible for forming an independent opinion on the financial statements of the Group as presented by the Directors, on other elements of the Annual Report and Accounts as required by legislation or regulation and for reporting their opinion to shareholders. Their report is set out on page 65.

DIRECTORS’ REMUNERATION REPORT

This Report has been prepared by the Remuneration Committee, in accordance with schedule 7A to the Companies Act 1985 and to meet the relevant requirements of the Listing Rules of the UK Listing Authority. In particular, it describes how the Board has applied the principles of good governance relating to Directors’ remuneration set out in the Combined Code on Corporate Governance (the “Code”).

The Companies Act 1985 requires the Auditors to report to the Company’s shareholders on the “audited information” within the Directors’ Remuneration Report (the “Report”) and to state whether, in their opinion, those parts of the Report have been prepared in accordance with the Companies Act 1985. The Auditors’ opinion is set out on page 65 and those aspects of the Report which have been subject to audit have been clearly marked.

The Remuneration Committee, which met four times during the year and operates under clear written terms of reference (available on the Company’s website www.imperial-tobacco.com), confirms formally that it has been in compliance with the governance rules and best practice provisions relating to remuneration as set out in Section 1 of the Code throughout the year.

Remuneration Committee

Membership

The Remuneration Committee is comprised exclusively of Non-Executive Directors who have no personal financial interest, other than as shareholders, in the matters to be decided.

The members of the Committee during the year were:–

•                  Mr I J G Napier (Chairman);

•                  Mr D C Bonham (who will be stepping down from the Committee at the Annual General Meeting (the “AGM”));

•                  Mr S Huismans (who is retiring from the Board at the AGM);

•                  Dr P H Jungels; and

•                  Mr D W Thursfield (resigned 28/10/05)

Mr G Davis, Chief Executive, attends by invitation to respond to questions raised by the Committee; however he is specifically excluded from any matter concerning the details of his own remuneration. Mr M R Phillips, Company Secretary, also attends meetings as secretary to the Committee.

It is proposed that following the AGM Ms S E Murray will become a member of the Committee.

Advisers to the Remuneration Committee

The Committee sets the remuneration package for each Executive Director and member of the Chief Executive’s Committee after taking advice principally from external sources, including remuneration consultants Hewitt Bacon & Woodrow Limited and Towers Perrin, both of whom are engaged by the Committee as required. Hewitt Bacon & Woodrow Limited also review the Group’s remuneration principles and practices against corporate governance best practice. Neither provide any other services for the Group.

Executive remuneration data provided by KPMG (engaged by the Committee as required and having provided tax and other consultancy services to the Group) and Towers Perrin has also been used to assist in benchmarking processes ensuring the consistent application of the executive remuneration policy.

Ms K A Brown, Group Human Resources Director, Mr M R Phillips, Company Secretary and Mr D P Cuthbert, Group Compensation and Benefits Manager, also provide internal support and advice to the Committee.

Solicitors Allen & Overy LLP and Ashurst have also been retained by the Company to provide legal advice in respect of the Group’s share schemes and to provide services to the Committee as and when required. Both firms also provide other legal services to the Group as a whole.

The Company has appointed Alithos Limited to undertake Total Shareholder Return (“TSR”) calculations and provide advice on all TSR related matters. Alithos Limited provides no other services for the Group.

Responsibilities

The Board is ultimately responsible for the framework and cost of executive remuneration but has delegated to the Remuneration Committee responsibility for the following activities:–

•                  Determining the remuneration levels and conditions of service for Executive Directors and members of the Chief Executive’s Committee;

•                  Overseeing the overall policy for senior management remuneration; and

•                  Overseeing the Group’s employee share or cash based incentive schemes including approval of minor rule amendments, invitations and awards and the allocation or issue of shares or payments under any such schemes.

The Committee’s approach is fully consistent with the Group’s overall remuneration strategy and philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business, as well as supporting corporate strategy, by directly aligning executive management with the Group’s strategic business goals.

Remuneration strategy

Imperial Tobacco Group PLC operates in an increasingly competitive, international environment. For the Group to continue to compete successfully it is essential that the level of remuneration and benefits offered achieves the objectives of attracting, developing, retaining and motivating the necessary high quality pool of talented employees, at all levels, across the Group. The Group therefore sets out to provide competitive remuneration to all its employees, appropriate to the business environment in those countries in which it operates.

As the Group develops internationally and integrates acquisitions, it continues to need to relocate employees from country to country as the requirements of the business dictate and has developed its remuneration arrangements accordingly. The remuneration strategy is therefore designed not only to align with the Group’s fundamental values of fairness, competitiveness and equity but also to support the Group’s corporate strategy, as a significant contributor to its competitive advantage. A cohesive reward structure across the Group is seen as critical in ensuring that all employees can associate with and strive for the Group’s strategic goals. This structure is consistently applied to all employees and well communicated to ensure each element of the package is understood and the links to corporate performance recognised. To assist in this communication senior employees are issued with total reward statements.

The Group also seeks to align the interests of shareholders and employees at all levels by giving employees opportunities and encouragement to build a shareholding in Imperial Tobacco Group PLC. Through a series of share plan initiatives, Sharesave arrangements and Share Matching Schemes, the vast majority of employees of the Company and its subsidiaries have been offered participation in one or more equity-based plans with in excess of 40 per cent of the eligible population taking advantage of those invitations.

Executive remuneration policy

The remuneration package for Executive Directors and members of the Chief Executive’s Committee, as determined by the Remuneration Committee, is designed to attract and retain high quality executives, induce loyalty and motivate them to achieve a high level of corporate performance in line with the best interests of shareholders, while not being excessive. The package is also in line with the Group’s overall strategy, as detailed above, on pay and benefits and, as the Group extends its business internationally, it takes account of market practices outside the UK where the scope of a particular executive’s role warrants this approach.

The executive remuneration policy combines short term and long term rewards, focusing on performance-related elements that take into account individual, functional and corporate performance. The main components are base salary, annual cash bonus, share matching scheme (“SMS”), long-term incentive plan (“LTIP”) and pension benefits, with an increased weighting towards performance-related variable reward elements. In the financial year to September 2005, base salary typically represented around 26 per cent of total remuneration for the Chief Executive and Finance Director and around 35 per cent of total remuneration for the other Executive Directors with annual bonus and awards vesting under SMS and LTIP schemes making up the balance. Following approval of the revised share plans by shareholders at the 2005 AGM, for the financial year to September 2006 base pay will represent around 20 per cent of Executive Directors’ potential remuneration. The executive remuneration policy is set to provide base salary at around the median level of its comparator group while providing the Executive Directors and Chief Executive’s Committee members with the capacity to earn upper quartile total compensation on achievement of superior business performance.

Percentage of Total Remuneration
for the financial year to 30 September 2005

From the financial year to September 2004, more stringent performance criteria have been and continue to be applied to the performance-related elements as detailed in the annual cash bonus and LTIP sections below and on page 55 both of which form part of this policy statement.

In August 2005 the Remuneration Committee reviewed its executive remuneration policy, including reward policies, performance criteria, relevant comparator groups and vesting schedules and is satisfied that these remain appropriate and support the strategy and objectives of the Group, including the creation of shareholder value.

Base salary

Base salary is reviewed annually and is determined by the Remuneration Committee following detailed consideration of a number of factors including individual responsibilities, performance and external market data. It is set within a range around the market median of the comparator group to reflect the experience, responsibility, effectiveness and market value of the relevant executive. The comparator group of companies chosen remains the FTSE 50 excluding companies in the Financial and Pharmaceutical sectors. Base salary is the only element of the package used to determine pensionable earnings.

Annual cash bonus

During the period under review, bonus targets related principally to the achievement of Group profit objectives set at the beginning of the financial year. However, the specific targets are not disclosed since they are considered to be commercially confidential.

For the financial year ended 30 September 2005 the potential maximum bonus was 100 per cent of base salary for the Chief Executive and Finance Director and 75 per cent for other Executive Directors. For all Executive Directors potential bonus representing 66 2/3 per cent of base salary related to achievement of profit based performance criteria. The attainment of bonus in excess of this level was subject to achievement of additional stretching and incremental performance criteria.

Performance in the financial year has resulted in bonuses, as detailed in the table on page 54, being awarded to Executive Directors. These payments represented 76.6 per cent of base salary in respect of the Chief Executive and Finance Director and 69.6 per cent in respect of the other Executive Directors. Cash bonuses were also earned by other senior executives for achieving performance targets for the financial year to 30 September 2005.

For the financial year ended 30 September 2006 the Remuneration Committee has determined that the potential maximum bonus is 100 per cent of base salary for the Chief Executive and Finance Director and 75 per cent per cent for other Executive Directors. For all Executive Directors potential bonus representing 66 2/3 per cent of base salary is related to achievement of profit based performance criteria. The attainment of bonus in excess of this level is subject to achievement of additional stretching and incremental performance criteria.

No element of the bonus is guaranteed.

The Executive Directors may elect to invest some or all of their gross bonus in the SMS as detailed on page 58.

DIRECTORS’ EMOLUMENTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005	2004
	£’000	£’000

Executive Directors
Salary	1,964	1,980
Benefits	76	220
Bonus	1,367	1,455
LTIP annual vesting(1)	1,823	1,508
SMS vesting(2)	1,650	1,512
	6,880	6,675

Non-Executive Directors
Fees	601	485
Benefits	7	7
Reemtsma Supervisory Boards	22	22
	630	514

Former directors
Consultancy fees to former executive director	100	125
Reemtsma Supervisory Boards	22	22
Salary of former Executive Directors	305	397
Bonus	—	258
Benefits	16	26
	443	828

Fees of former Non-Executive Directors
Company	—	12
Reemtsma Supervisory Boards	—	7
	—	19
Total remuneration	7,953	8,036

Chief Executive’s Committee (excluding Executive Directors)
Salary	877
Benefits	37
Bonus	609
LTIP annual vesting(1)	273
SMS vesting(2)	307
	2,103

(1)          Value of LTIP shares vesting in the year, based on the closing share price on the day of exercise.

(2)          Value of SMS shares vesting on maturity based on the closing share price on the day of vesting.

Emoluments by individual Director (audited)

											Base
											Salary
			Supervisory								/Fees
	Base		Board		Benefits	Sub			Total	Total	from
	salary	Fees	fees	Bonus	in kind(1)	total	LTIP(2)	SMS(2)	2005	2004	1/10/2005
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Executive Directors
G Davis, Chief Executive	725	—	—	555	21	1,301	797	622	2,720	2,464	780
R Dyrbus, Finance Director	460	—	—	352	16	828	500	384	1,712	1,528	495
D Cresswell, Manufacturing Director	330	—	—	230	16	576	155	192	923	834	355
F A Rogerson, Corporate Affairs Director	330	—	—	230	16	576	164	205	945	860	355
B C Davidson(6), Sales and Marketing Director	119	—	—	—	7	126	207	247	580	989	—
	1,964	—	—	1,367	76	3,407	1,823	1,650	6,880	6,675	1,985

Non-Executive Directors
D C Bonham, Chairman	—	260	—	—	2	262	—	—	262	222	300
A G L Alexander, Joint Vice Chairman	—	75	—	—	5	80	—	—	80	75	75
I J G Napier(7), Joint Vice Chairman	—	66	—	—	—	66	—	—	66	40	85	(9)
S P Duffy	—	40	—	—	—	40	—	—	40	40	60	(9)
S Huismans	—	40	22	—	—	62	—	—	62	62	50
P H Jungels	—	40	—	—	—	40	—	—	40	40	50
D W Thursfield(10)	—	40	—	—	—	40	—	—	40	35	50
S E Murray(7)	—	33	—	—	—	33	—	—	33	—	50
C R Day(7)	—	7	—	—	—	7	—	—	7	—	50
	—	601	22	—	7	630	—	—	630	514	770

Former Directors
S T Painter(3)	—	100	22	—	—	122	—	—	122	147	100
M A Häussler(5)	232	—	—	—	12	244	—	—	244	681	—
L W Staby(4)	—	—	—	—	—	—	—	—	—	19	—
B C Davidson(6)	73	—	—	—	4	77	—	—	77	—	—
	305	100	22	—	16	443	—	—	443	847	100
	2,269	701	44	1,367	99	4,480	1,823	1,650	7,953	8,036	2,855

(1)          Benefits in kind principally include the provision of a Company car and health insurance.

(2)          LTIP and SMS represent the value of awards vesting and LTIP options exercised in the year on annual vesting.

(3)          Mr S T Painter retired from the Board on 31 May 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma Group.

(4)          Mr L W Staby resigned from the Board on 9 July 2003, but it was agreed that his remuneration continued until the expiry of his term of office on 1 February 2004.

(5)          Mr M A Häussler resigned from the Board on 9 July 2003 but remained an employee receiving his full contractual remuneration until his resignation from employment on 30 April 2005

(6)          Mr B C Davidson resigned from the Board on 9 February 2005 and subsequently left the Company on 30 April 2005.

(7)          Mr I J G Napier was appointed Joint Vice Chairman on 8 December 2004. Ms S E Murray was appointed to the Board on 8 December 2004 and Mr C R Day was appointed to the Board on 25 July 2005.

(8)          No sums were paid to any Director by way of taxable expenses allowances.

(9)          Includes £10,000 in respect of Chairmanship of Board Committee.

(10)    Mr D W Thursfield resigned from the Board on 28 October 2005.

Directors’ interests in shares (beneficial and family interests) (audited)

						Contingent rights
						to ordinary shares
	Ordinary shares			Sharesave options		(LTIP and SMS shares)		Total Interests
	1/10/04(1)		30/9/05(2)	1/10/04(1)	30/9/05(2)	1/10/04(1)	30/9/05(2)	1/10/04(1)		30/9/05(2)

Executive Directors
G Davis	286,938		319,181	1,979	1,979	273,707	250,036	562,624		571,196
R Dyrbus	197,966		206,702	1,049	1,049	172,312	158,527	371,327		366,278
D Cresswell	83,113		89,861	2,008	2,008	82,254	91,567	167,375		183,436
F A Rogerson	76,430		84,093	2,008	2,008	85,576	93,274	164,014		179,375
B C Davidson	117,179	(3)	136,430	1,125	1,125	96,723	98,339	215,027	(3)	235,894

Non-Executive Directors
D C Bonham	131,468		124,600	—	—	—	—	131,468		124,600
A G L Alexander	132,710		132,710	—	—	—	—	132,710		132,710
I J G Napier	2,982		3,662	—	—	—	—	2,982		3,662
S P Duffy	8,137		8,825	—	—	—	—	8,137		8,825
S Huismans	5,420		5,820	—	—	—	—	5,420		5,820
P H Jungels	1,962		2,362	—	—	—	—	1,962		2,362
D W Thursfield	441		856	—	—	—	—	441		856
S E Murray	—		400	—	—	—	—	—		400
C R Day	—		621	—	—	—	—	—		621

Notes

(1)          Or date of appointment if later.

(2)          Or date of resignation from the Board if earlier.

(3)          Mr B C Davidson’s shareholding has been amended to reflect an overstatement of 6,373 shares.

There have been no changes in any Directors’ holdings since 30 September 2005.

Executive share retention

To ensure the interests of management remain aligned with those of shareholders, Executive Directors and senior executives are required to meet minimum shareholding guidelines, by building, over a period of five years from appointment, a holding in the Group’s shares to a current minimum value broadly equivalent to three times base salary for the Chief Executive and Finance Director and twice their base salary in respect of the other Executive Directors. Other executives are expected to invest at a level equivalent to between once and twice their base salary, dependent upon grade. Failure to meet the minimum shareholding is a factor taken into account when determining eligibility for future LTIP awards. All Executive Directors currently exceed their required shareholding.

Long-Term Incentive Plan (“LTIP”)

Each year since demerger in 1996, annual awards worth 75 per cent of basic salary have been made to Executive Directors under the LTIP and awards at a lower level have been made to other senior executives. The awards, which vest three years after grant, are subject to the satisfaction of an applicable performance criterion, as set out below, over a three-year performance period. All grants are at the absolute discretion of the Remuneration Committee and no employee has a right to receive any such grant.

For the December 2000 to November 2004 awards, the Committee replaced total shareholder return (“TSR”) with earnings per share (“EPS”) growth as the performance criterion. This was seen as enhancing the incentive effect of the LTIP by focusing on the financial performance of the business, over which Directors and executives have power to influence. The LTIP Rules give the Committee absolute discretion to ensure that the EPS performance criterion fully reflects the underlying performance of the Group before any awards vest, including maintenance of long-term return on capital employed. This discretion gives the Committee the power to reduce, but not increase, the extent to which the award vests.

Outstanding awards vest on a sliding scale depending on average growth in basic EPS adjusted for amortisation, based on an agreed protocol to allow appropriate adjustments for exceptional and extraordinary items. The adjustments are confirmed by the Auditors after adjusting for inflation over the period of the award. No vesting occurs unless the Company’s average real EPS growth is positive. Full vesting occurs if average real EPS growth is equal to or exceeds 10 per cent per annum. Between these two points the award vests on a straight-line basis. In order to ensure that the performance criterion remained challenging the lower threshold was raised in 2003. Therefore, for the 2003 and 2004 awards, vesting will only occur if average real EPS growth exceeds three per cent per annum. The upper threshold of 10 per cent per annum real average EPS growth remained unchanged.

On vesting, a participant is granted a “nil cost” option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

There is no opportunity to re-test if the performance criterion is not achieved.

Under the LTIP rules, should Imperial Tobacco Group PLC be acquired, the performance period would come to an end on the date of acquisition. Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criteria.

Performance criteria will be adjusted to ensure consistent measurement during the transition to IFRS.

Following the remuneration review in 2004, and subsequent approval by shareholders at the 2005 AGM, the Remuneration Committee has determined that annual awards equivalent to twice salary in respect of the Chief Executive, one and a half times salary for the Finance Director and once salary for other Executive Directors will be made in November 2005, with the performance criteria split into three elements as follows:

First element

50 per cent of the award with a performance criterion based on EPS as described above, with 12.5 per cent of this element vesting if average real annual EPS growth equals three per cent and 100 per cent of this element vesting if average real annual EPS growth equals or exceeds 10 per cent. Between these two points awards vest on a straight-line basis.

Second element

25 per cent of the award with a performance criterion based on TSR relative to the FTSE 100 Index as described below.

The performance criterion for the second element will be based on a sliding scale depending on TSR achieved over the period of the award. No vesting of this element will occur unless the Company’s total shareholder return ranks it in the top 50 of the companies constituting the FTSE 100 Index. At this performance threshold 30 per cent of this element will vest. If the return ranks the Company in the top 25 of the Index, this element will vest in full. Between these thresholds the award will vest on a straight-line basis.

Third element

25 per cent of the award with a performance criterion based on TSR relative to a bespoke comparator group also described below.

The performance criterion for the third element will also be based on a sliding scale depending on TSR achieved over the period of the award. No vesting of this element will occur unless the Company’s TSR exceeds that of the bottom six companies constituting a bespoke comparator group comprising of 12 tobacco and alcohol companies as detailed in the table below. At this performance threshold, 30 per cent of the third element will vest. If the return ranks the Company in the top three of the comparator group, this element will vest in full. Between these thresholds the award will vest on a straight-line basis.

Altadis S A	Altria Group Inc	British American Tobacco PLC	Carlsberg A/S
Diageo PLC	Gallaher Group PLC	Imperial Tobacco Group PLC	Interbrew SA
Pernod Ricard SA	Reynolds American Inc	SABMiller PLC	Scottish & Newcastle PLC

If one of the comparator group companies is acquired prior to the granting of an award, a suitable replacement will be made. Allied Domecq PLC, a company included in the comparator group approved at the 2005 AGM, has been acquired by Pernod Ricard SA who replace them in the comparator group. For any corporate actions affecting a comparator company during an award period the current intention would be to mirror the actions of a passive investor, e.g. for an equity bid the new shares offered in exchange for the original company would be held for the remainder of the award period.

The TSR calculations will use share prices averaged over a period of three months to determine both the initial and closing prices rather than those ruling on a single day.

It is assumed that the cash flow of dividend payments is recognised on the date the shares are declared “ex dividend”. This method is considered to give a fairer and less volatile result since improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations. All share prices and dividend flows will be converted to sterling on the applicable date to ensure that the calculations reflect the return achievable by a UK based investor.

The TSR calculations themselves will be performed independently by Alithos Limited and approval sought from the Remuneration Committee prior to the TSR elements vesting.

There will be no opportunity to re-test if any of the performance criteria are not achieved. Each element will operate independently and will be capable of vesting regardless of the Company’s performance in respect of the other elements. However, the Remuneration Committee may vary, but not increase, the extent to which the award vests to ensure that it only vests, and at an appropriate level, if there has been an improvement in the underlying financial performance of the Company, including the maintenance of long-term return on capital employed.

In setting three elements to the performance criteria for LTIP awards, the Remuneration Committee decided that these were the most important measures that drive or measure sustainable improvement in shareholder value. The TSR criteria reflect comparative performance against the appropriate FTSE sector and a bespoke comparator group of companies. The EPS criterion reflects a key part of the Group’s strategy to create sustainable shareholder value.

Under the LTIP rules, should Imperial Tobacco be acquired, the performance period would come to an end on the date of acquisition. Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criteria.

On vesting, a participant is granted a “nil cost” option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

It is anticipated that the first awards on the basis set out above will be made during November 2005.

An amendment to the LTIP Rules will be proposed at the 2006 AGM to remove the current rule that no award can be granted within three years of the Plan retirement date (currently age 65) and replace this with a rule that no awards can be made within six months of expected retirement. Further details of the proposed amendment are contained in the accompanying notice of the 2006 AGM.

Executive Directors’ conditional share awards under the Long-Term Incentive Plan (audited)

				Market		Market	Market	Amount		Performance
	Balance	Granted		price at	Vested	price at	price at	realised	Balance	period
	at	during	Date of	date of	during	date of	date of	on	at	November-
	1/10/04	year	grant	grant	year	vesting	exercise	exercise	30/9/05(1)	November
				£		£	£	£’000

G Davis	57,884	—	26/11/01	7.12	(57,884)	13.59	13.77	797	—	2001 - 2004
	46,923	—	25/11/02	9.59	—	—	—	—	46,923	2002 - 2005
	47,872	—	17/11/03	10.34	—	—	—	—	47,872	2003 - 2006
	—	42,513	9/11/04	12.79	—	—	—	—	42,513	2004 - 2007
	152,679	42,513			(57,884)				137,308

R Dyrbus	36,309	—	26/11/01	7.12	(36,309)	13.59	13.77	500	—	2001 - 2004
	29,718	—	25/11/02	9.59	—	—	—	—	29,718	2002 - 2005
	30,464	—	17/11/03	10.34	—	—	—	—	30,464	2003 - 2006
	—	26,974	9/11/04	12.79	—	—	—	—	26,974	2004 - 2007
	96,491	26,974			(36,309)				87,156

D Cresswell	11,225	—	26/11/01	7.12	(11,225)	13.59	13.77	155	—	2001 - 2004
	9,906	—	25/11/02	9.59	—	—	—	—	9,906	2002 - 2005
	21,760	—	17/11/03	10.34	—	—	—	—	21,760	2003 - 2006
	—	19,351	9/11/04	12.79	—	—	—	—	19,351	2004 - 2007
	42,891	19,351			(11,225)				51,017

F A Rogerson	11,926	—	26/11/01	7.12	(11,926)	13.59	13.77	164	—	2001 - 2004
	10,427	—	25/11/02	9.59	—	—	—	—	10,427	2002 - 2005
	21,760	—	17/11/03	10.34	—	—	—	—	21,760	2003 - 2006
	—	19,351	9/11/04	12.79	—	—	—	—	19,351	2004 - 2007
	44,113	19,351			(11,926)				51,538

B C Davidson	15,013	—	26/11/01	7.12	(15,013)	13.59	13.77	207	—	2001 - 2004
	11,991	—	25/11/02	9.59	—	—	—	—	11,991	2002 - 2005
	21,760	—	17/11/03	10.34	—	—	—	—	21,760	2003 - 2006
	—	19,351	9/11/04	12.79	—	—	—	—	19,351	2004 - 2007
	48,764	19,351			(15,013)				53,102

(1)          Or date of resignation from the Board if earlier.

During the year, the November 2001 – November 2004 award vested in full. Annual growth in EPS over the period averaged 21.77 per cent exceeding the average of 10 per cent, the threshold at which the award maximises. There have been no changes in any Directors’ awards since 30 September 2005.

In respect of the November 2002 – November 2005 award, based on EPS to the end of the financial year, 100 per cent of the award will vest on 25 November 2005. For illustrative purposes only, the share price on 28 October 2005, being the latest practicable date prior to publication, was £15.91 valuing the awards as follows:–

		Award vesting
	Award lapsing	no. of shares over	Award vesting
	no. of shares	which options granted	illustrative value
			£’000

G Davis	—	46,923	747
R Dyrbus	—	29,718	473
D Cresswell	—	9,906	158
F A Rogerson	—	10,427	166

The value of any awards vesting could vary significantly from the above due to share price movements.

The Remuneration Committee regards the November 2003 – November 2006 and the November 2004 – November 2007 awards to be too distant from maturity to be included in the value projected above. However, in respect of these awards, the adjusted average EPS has grown by more than 10 per cent per annum in real terms in the performance period to the end of September 2005 and, therefore, if this performance were maintained over the relevant performance periods both awards would vest in full, their illustrative values based on the above share price are as follows.

	Potential awards vesting
	November 2006		November 2007
	No. of shares	Illustrative value	No. of shares	Illustrative value
		£’000		£’000

G Davis	47,872	762	42,513	676
R Dyrbus	30,464	485	26,974	429
D Cresswell	21,760	346	19,351	308
F A Rogerson	21,760	346	19,351	308

Evidence of the Group’s sustained performance on a TSR basis when compared with the FTSE 100 Index is set out below.

The FTSE 100 Index is seen to provide the most appropriate and most widely recognised index for benchmarking the corporate performance of the Company which is a constituent of that index and reflects one of the benchmark indices to be used as an LTIP performance measure.

Share Matching Scheme (“SMS”)

Annual Scheme

Under the SMS, the Remuneration Committee, at its absolute discretion, invites Executive Directors and most of the Group’s management to invest any proportion, up to a maximum of 100 per cent, of their gross bonus in Imperial Tobacco Group PLC Ordinary Shares to be held by a nominee controlled by the Employee Benefit Trust. Provided that the shares lodged are left with the nominee for three years, they will be matched on a one for one basis.

However, in respect of investments made by Executive Directors under the SMS from their bonus paid in December 2003, and for future years, a performance criterion will be applied to the matched shares such that matching will only occur if the Group has achieved in excess of an average three per cent real increase in EPS per annum over the three year retention period, being an indicator of sustained ongoing profit delivery. Achievement measurement is based on the same protocol as that applying to the LTIP. There is no opportunity to re-test if this performance criterion is not met.  In setting the performance criterion for SMS awards, the Remuneration Committee decided that EPS reflects a key part of the Group’s strategy to create sustainable shareholder value. Under the scheme rules, should Imperial Tobacco be acquired, the performance period would come to an end on the date of acquisition. Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of any applicable performance criterion.

The performance criterion will be adjusted to ensure consistent measurement during the transition to IFRS.

Centenary Scheme

To encourage employees to acquire and retain a shareholding, and to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited, all employees of the Company and its wholly-owned subsidiaries employed on 10 December 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC Ordinary Shares and lodge them with the Employee Benefit Trust. Provided these shares are left in the Trust, the lodged shares will be matched on a sliding scale from 20 per cent for one year’s retention to a maximum of 100 per cent if they are retained for the full five years to August 2007.

The Executive Directors’ rights to shares arising under both SMS schemes are set out below:–

Executive Directors’ contingent rights to shares under the Share Matching Scheme

(audited)

		Contingent	Market		Market
		rights	price at		price at	Amount
	Balance	arising	date of	Vested	date of	realised	Balance
	at	during	grant	during	vesting	on	at	Expected
	1/10/04	year	29/1/05	year	29/1/05	vesting	30/9/05(1)	vesting date
			£		£	£’000

G Davis	44,359	—	—	(44,359)	14.02	622	—	January 2005
	39,614	—	—	—	—		39,614	January 2006
	36,761	—	—	—	—		36,761	January 2007
	294	—	—	—	—		294	August 2007
	—	36,059	14.02	—	—		36,059	January 2008
	121,028	36,059		(44,359)			112,728

R Dyrbus	27,397	—	—	(27,397)	14.02	384	—	January 2005
	24,848	—	—	—	—		24,848	January 2006
	23,282	—		—	—		23,282	January 2007
	294	—	—	—	—		294	August 2007
	—	22,947	14.02	—	—		22,947	January 2008
	75,821	22,947		(27,397)			71,371

D Cresswell	13,706	—	—	(13,706)	14.02	192	—	January 2005
	12,101	—	—	—	—		12,101	January 2006
	13,262	—	—	—	—		13,262	January 2007
	294	—	—	—	—		294	August 2007
	—	14,893	14.02	—	—		14,893	January 2008
	39,363	14,893		(13,706)			40,550

F A Rogerson	14,620	—	—	(14,620)	14.02	205	—	January 2005
	12,857	—	—	—	—		12,857	January 2006
	13,692	—	—	—	—		13,692	January 2007
	294	—	—	—	—		294	August 2007
	—	14,893	14.02	—	—		14,893	January 2008
	41,463	14,893		(14,620)			41,736

B C Davidson	17,615	—	—	(17,615)	14.02	247	—	January 2005
	15,239	—	—	—	—		15,239	January 2006
	14,811	—	—	—	—		14,811	January 2007
	294	—	—	—	—		294	August 2007
	—	14,893	14.02	—	—		14,893	January 2008
	47,959	14,893		(17,615)			45,237

(1)          Or date of resignation from the Board if earlier.

There have been no changes in any Directors’ contingent rights since 30 September 2005.

During the year, annual bonuses earned in 2000/2001 and lodged under the SMS for a three-year period matured in January 2005, providing matched shares for participants on a 1:1 basis.

In respect of annual bonuses earned in 2003/2004, the Executive Directors elected to invest their entire bonus in January 2005 in the form of Imperial Tobacco Group PLC Ordinary Shares under the SMS. These will be matched with additional shares, equal in number to the original shares, provided they are both left in the SMS for three years and if the Company has achieved in excess of an average of three per cent real increase in EPS per annum over the retention period. These additional shares are shown within contingent rights above.

It is anticipated that the Executive Directors will again invest their entire bonus in February 2006 in the form of Imperial Tobacco Group PLC Ordinary Shares under the SMS.

Share options

The Company does not operate an executive share option scheme. However, Executive Directors are eligible (along with all employees of the Company and any participating subsidiary of the Group) to participate in Imperial Tobacco Group PLC’s savings-related Sharesave Plan. Under this Plan options are granted, at a discount of up to 20 per cent to the closing mid-market price on the day prior to invitation, to participants who have contracted to save up to £250 per month over a period of three or five years.

Executive Directors’ share options (audited)

	Balance	Balance		Range of exercisable
	at	at	Exercise	dates of options held at	Gains on exercise
	1/10/04	30/9/05(3)	price	30/9/05(2)	during the year	2004
			£		£’000(1)	£’000(1)

G Davis	1,205	1,205	8.24	1/8/2007 - 31/1/2008	—	—
	774	774	8.22	1/8/2008 - 31/1/2009	—	—
	1,979	1,979			—	—

R Dyrbus	675	675	8.22	1/8/2006 - 31/1/2007	—	—
	374	374	10.08	1/8/2007 - 31/1/2008	—	—
	1,049	1,049			—	6

D Cresswell	2,008	2,008	8.24	1/8/2007 - 31/1/2008	—	—
	2,008	2,008			—	—

F A Rogerson	2,008	2,008	8.24	1/8/2007 - 31/1/2008	—	—
	2,008	2,008			—	—

B C Davidson	1,125	1,125	8.22	1/8/2008 - 31/1/2009	—	—
	1,125	1,125			—	—

Notes

(1)          Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise. There were no aggregate gains during the year (2004: £5,694).

(2)          Any option not exercised by the end of the range of exercisable dates will expire.

(3)          Or date of resignation from the Board if earlier.

(4)          No options were granted to or exercised by the Directors during the year.

There have been no changes in any Directors’ share options since 30 September 2005.

The Company’s middle market share price at the close of business on 30 September 2005 was £16.24 and the range of the middle market price during the year was £12.25 to £16.24.

Full details of the Directors’ share interests are available for inspection in the Register of Directors’ Interests at the Company’s registered office.

Employee Benefit Trust

The Imperial Tobacco Group Employee and Executive Benefit Trust (the “Executive Trust”) and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust (the “2001 Trust”) have been established to acquire Ordinary Shares in the Company, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of share options and on the vesting of the SMS and LTIP awards. As potential beneficiaries of the Executive Trust, each of the Executive Directors is deemed to have a contingent interest in the 929,837 Ordinary Shares of the Company held by that Trust at 30 September 2005.

Details of the shareholdings by the Employee Benefit Trusts are as follows:

	Balance	Purchased	Distributed	Balance	Shares under
	at	during	during	at	Award at	Surplus
	1/10/2004	year	year	30/9/2005	30/9/2005	/(Shortfall)(1)

Executive Trust	828,432	353,073	251,668	929,837	876,241	53,596
2001 Trust	3,235,921	359,727	1,498,948	2,096,700	5,258,773	(3,162,073)

(1)          As at 30 September 2005, the Company also held 13,515,000 shares in Treasury which could be used to satisfy awards under the share plans.

Share Plan Flow Rates

The Company’s policy has always been to satisfy all awards under its share schemes from market purchased shares through the Trusts. The Trust Deeds and the Rules of all schemes contain provisions limiting awards to five per cent in five years and 10 per cent in 10 years for all employee schemes with an additional restriction to five per cent in 10 years for executive schemes. Currently an aggregate total of only 0.9 per cent of the Company’s issued share capital is subject to awards under all the Group’s executive and all employee share schemes. In future the Trust may also be provided with shares held by the Company in Treasury in order to satisfy vesting awards.

Since demerger in 1996 the cumulative awards under all of the Company’s share plans totals under 2.7 per cent of its issued share capital. Following initial grants on demerger, subsequent annual grants have averaged 0.3 per cent of issued share capital.

Executive Directors’ Pensions

The Executive Directors are all members of the Imperial Tobacco Pension Fund, the principal defined benefit scheme operated by the Group. For members who joined prior to 1 April 2002 the fund is non-contributory with a normal retirement age of 60. The fund allows members to achieve the maximum pension of two-thirds of their salary at normal retirement age after 32 years’ service. Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits.

For death before retirement, a capital sum equal to four times salary is payable together with a spouse’s pension of two-thirds of the member’s expected pension at retirement. For death in retirement, a spouse’s pension of two-thirds of the member’s pre-commutation pension is payable. Dependant children will also receive allowances.

Pensions increase by the lesser of 10 per cent and the increase in Retail Price Index, together with an option under the rules to surrender part of a pension for pension increases in line with the general index of retail prices of up to 15 per cent.

All Executive Directors earn benefits on the standard scale with a normal retirement age of 60.

The Remuneration Committee is reviewing its policy for current Executive Directors’ pensions in light of proposed UK legislation due to be published in November 2005. Once this legislation has been finalised the Remuneration Committee intends to conclude its review.

Simultaneously the Remuneration Committee will be reviewing its policy for future Executive Directors in light of the final legislation, market competitiveness and its overall remuneration policy.

The following table provides the information required by both the Listing Rules and schedule 7A to the Companies Act 1985 and gives details for each Director of:

•                  the annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end;

•                  the increase in accrued pension during the year, excluding any increases for inflation in respect of the disclosure required under the Listing Rules; and

•                  the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors has made additional voluntary contributions.

Executive Directors’ Pension Disclosures (audited)

			Disclosures required under schedule 7A to the Companies Act 1985											Listing Rules
														Increase
			Accrued pension £’000					Transfer value of accrued pension £’000						In accrued
									Increase					Pension		Transfer
		Pensionable							during the					(net of		value of
	Age at	service at		Increase					year net of					inflation)		Increase
	30/9/05	30/9/05	at	during		at		at	Director’s		Director’s	at		during		(net of
	Years	Years	1/10/04	the year		30/9/05		1/10/04(3)	contributions		contribution	30/9/05		the year		inflation)
														£’000		£’000

G Davis(2)	55	33	443	40		483		5,849	1,376		—	7,225		25		374
R Dyrbus	52	23	199	29		228		2,161	647		—	2,808		22		271
D Cresswell	60	42	200	20		220		3,914	755		—	4,669		13		276
F A Rogerson(2)	52	28	175	22		197		1,880	524		—	2,404		16		194
B C Davidson(1)	49	7	22	3	*	25	*	194	48	*	—	242	*	1	**	14	**

(1)   In respect of Mr B C Davidson the relevant pension and transfer values have been derived from information as at the date he ceased to be Director, 9 February 2005** and the date he subsequently left the Company, 30 April 2005*.

(2)   In respect of Mr G Davis and Dr F A Rogerson, their accrued pension and transfer values of accrued pension at 1 October 2004 included a small historic pensionable car allowance which was waived, without compensation, by them during the year.

(3)   Restated to reflect recalculation of transfer values at 1 October 2004.

The transfer values disclosed above do not represent a sum paid or payable to the individual Director. Instead they represent a potential liability of the pension scheme.

Benefits

The principal taxable benefits for Executive Directors are the provision of cars and health insurance.

Remuneration from other Non-Executive Directorships

The Company recognises that external non-executive directorships are beneficial for both the Executive Director concerned and the Company. Executive Directors are permitted, at the discretion of the Board, to retain fees received in respect of any such non-executive directorship. Each serving Executive Director is restricted to one external non-executive directorship and may not serve as chairman of a FTSE 100 company.

Mr G Davis serves on the Board of Wolseley PLC and currently receives fees of £58,000 per annum.

Executive Directors’ Service Agreements

It is the Group’s policy to appoint Executive Directors under service agreements terminable by either party giving 52 weeks’ notice, as shown in the table below. The service agreement of Mr G L Blashill, who was appointed to the Board on 28 October 2005, is terminable by either party giving a maximum of 52 weeks’ notice.

There are no predetermined provisions for compensation on termination within Executive Directors’ service agreements. However, the Group is unequivocally against rewards for failure. The circumstances of the termination and an individual’s duty and opportunity to mitigate loss are taken into account in every case. The Group’s policy is to stop or reduce compensatory payments to former Directors to the extent that they receive remuneration from other employment during the compensation period.

Under the rules of the LTIP and SMS, outstanding awards vest on termination for certain reasons, such as death, retirement, redundancy or on a change of control, on a time-related pro-rata basis subject to satisfaction of the relevant performance criteria. If, however, the termination of employment is for a reason other than one of those specified in the rules an individual’s full award lapses.

	Date of contract	Expiry date

Executive Directors
G Davis	21 August 1996	Terminable on 52 weeks’ notice
R Dyrbus	21 August 1996	Terminable on 52 weeks’ notice
D Cresswell	30 May 2003	Terminable on 52 weeks’ notice
F A Rogerson	30 May 2003	Terminable on 52 weeks’ notice
B C Davidson(1)	1 October 2003	Terminable on 52 weeks’ notice

(1)          Mr B C Davidson resigned from the Board on 9 February 2005.

Remuneration Policy for Non-Executive Directors

Fees for Non-Executive Directors are determined by the Board as a whole with regard to market practice and within the restrictions contained in the Company’s Articles of Association. The remuneration of the Chairman is determined by the Remuneration Committee. The Non-Executive Directors do not take part in discussions on their own remuneration. They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the Company and provision of administrative support including the use of Company offices by the Chairman Mr D C Bonham and Joint Vice Chairman Mr A G L Alexander), do not participate in the Company’s share schemes, bonus schemes or incentive plans and are not eligible for pension scheme membership.

To align further the interest of the Non-Executive Directors with those of shareholders, it was agreed that a proportion of their fees be applied, after tax, to purchase shares in Imperial Tobacco Group PLC. These shares are to be held by a nominee during the term of each Non-Executive Directorship. Exceptionally in respect of Mr D C Bonham and Mr A G L Alexander, this requirement has been waived due to their continued level of investment, as detailed above.  Furthermore given the impending retirement, at the forthcoming AGM, of Messrs S P Duffy and S Huismans this requirement has also been waived in respect of their emoluments paid during the financial year commencing 1 October 2005.

Mr S Huismans is also a member of Supervisory Boards within the Reemtsma Group for which he received additional remuneration for fulfilling such non-executive roles.

Non-Executive Directors’ Letters of Appointment

The Non-Executive Directors do not have service agreements with the Company.

The terms of their appointments are reviewed annually and upon them reaching 65 years of age. These terms were reviewed for all Non-Executive Directors and confirmed on 1 February 2005. The letters of appointment are available for viewing at the Company’s registered office during normal business hours and prior to and at the AGM. Under the terms of the Articles of Association of the Company, Non-Executive Directors stand for reappointment at the first Annual General Meeting following appointment, are subject to triennial reappointment by shareholders and retire (subject to the provisions of the Companies Act 1985) at the Annual General Meeting following their reaching 70 years of age. There are no provisions in their letters of appointment regarding notice periods or compensation on early termination. The letters of appointment detail the time commitment expected of each Non-Executive Director.

Although there is no current maximum term of appointment for Non-Executive Directors, the Board is supportive of the best practice provisions contained in the Code. Messrs S P Duffy and S Huismans will be retiring from the Board at the AGM in February 2006, having both been on the Board since demerger in August 1996. However where the Board considers a Non-Executive Director is making a particularly valuable contribution they may be invited to remain on the Board in excess of nine years. In such instances the length of tenure of the Non-Executive Director would be relevant to the Company’s deliberations as to the independence of the Non-Executive Director and he/she would also be subject to annual reelection at the AGM. Such re-elections will be subject to the overall independence of the Board not being compromised. It is proposed that Messrs D C Bonham and A G L Alexander, who have also been on the Board since demerger in August 1996, will continue to serve on the Board and will therefore offer themselves for re-election annually.

Remuneration Arrangements for Former Directors

Mr S T Painter

Following his retirement in May 2000, Mr S T Painter entered into a consultancy agreement with Imperial Tobacco Limited, the Group’s principal operating company.

The agreement, as amended in October 2001 and May 2004, runs to March 2007. Under the terms of the agreement he provides consultancy services as required and receives fees at a day rate of £1,000 with a minimum fee based on 100 days service for each 12 month period ending on 30 June, and 67 days for the period 1 July 2006 to 6 March 2007. The agreement is terminable by either party giving 12 months’ notice. He is also entitled to reimbursement for the use of his car.

Mr Painter is also a member of Supervisory Boards within the Reemtsma Group for which he receives additional remuneration, for fulfilling such non-executive roles.

Mr M A Häussler

In respect of Mr M A Häussler, subsequent to his resignation as a Director of the Company with effect from 9 July 2003, he remained as an employee receiving his full contractual remuneration until his resignation from the Company on 30 April 2005. His base salary included the payment of a pension allowance of £5,980 which was neither eligible for bonus nor share schemes and was not pensionable.

Mr Häussler is currently in receipt of an annual retirement pension, that has been reduced because it has been taken before he reached his normal retirement age. His service agreement with the Group provided that he would receive similar overall pension benefits to those that he would have received had he remained in the Reemtsma Cigarettenfabriken GmbH pension arrangement. This was, broadly, a pension for life equivalent to 42 per cent of his fixed annual salary at age 63. For death in retirement, a spouse’s pension for life of 60 per cent of that amount would be payable. The pension is made up of three parts: one part of the pension is payable from the unfunded pension arrangement of Reemtsma Cigarettenfabriken GmbH, another part is payable from the separately funded Imperial Tobacco Pension Fund and the difference, which is not separately pre-funded, is paid by the Company. The pension payable under the Reemtsma arrangement and from the Imperial Tobacco Pension Fund may be increased annually in accordance with the rules of those arrangements or as is required by law.

Mr B C Davidson

In respect of Mr B C Davidson, subsequent to his resignation as a Director of the Company on 9 February 2005, he remained an employee receiving his full contractual remuneration until he left the Company on 30 April 2005.

For the Board

I J G Napier

Chairman of the Remuneration Committee

1 November 2005

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

IMPERIAL TOBACCO GROUP PLC

We have audited the financial statements which comprise the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet, consolidated cash flow statement, accounting policies, notes to the accounts and the Imperial Tobacco Group PLC balance sheet and related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ remuneration report (‘the auditable part’).

Respective responsibilities of Directors and Auditors

The Directors’ responsibilities for preparing the Annual Report and financial statements in accordance with applicable United Kingdom law and Accounting Standards are set out in the Statement of Directors’ responsibilities. The Directors are also responsible for preparing the Directors’ remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors’ remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors’ remuneration report have been properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman and Chief Executive’s statement, operating and financial review, the corporate governance report and the unaudited part of the Directors’ remuneration report.

We review whether the corporate governance report reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company’s or Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors’ remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985, and those parts of the Directors’ remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Bristol

1 November 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 30 September 2005

	(In £’s million)	Notes	2005		2004		2003

	Turnover	1	11,255		11,005		11,412
	Duty in turnover	1	(8,106)		(7,973)		(8,212)
	Costs and overheads less other income	2	(2,105)		(2,147)		(2,319)
	Operating profit	1	1,044		885		881
	Group operating profit before amortisation and exceptional items		1,307		1,218		1,135
	Amortisation		(206)		(204)		(203)
	Exceptional items	3	(57)		(129)		(51)
	Profit on disposal of fixed assets	3	2		7		12
	Profit on ordinary activities before interest and taxation		1,046		892		893
	Net interest	5	(184)		(204)		(237)
	Profit on ordinary activities before taxation		862		688		656
	Taxation	6	(286)		(238)		(232)
	Profit on ordinary activities after taxation		576		450		424
	Equity minority interests	28	(6)		(5)		(3)
	Profit attributable to shareholders		570		445		421
	Dividends	7	(398)		(362)		(304)
	Retained profit for the year	19	172		83		117

Earnings per ordinary share	– Basic	8	79.0	p	61.4	p	58.1	p
	– Adjusted (before amortisation and exceptional items)	8	112.8	p	101.6	p	90.0	p
	– Diluted	8	78.6	p	61.2	p	57.9	p

Dividends per ordinary share	– Interim	7	16.5	p	15.0	p	12.0	p
	– Proposed final	7	39.5	p	35.0	p	30.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 30 September 2005

(In £’s million)	2005	2004	2003

Profit attributable to shareholders	570	445	421
Exchange movements on retranslation of net investments and related borrowings	19	(31)	101
Taxation credit on borrowings hedging overseas equity investments	—	—	33
Total recognised gains for the year	589	414	555

CONSOLIDATED BALANCE SHEET

at 30 September 2005

(In £’s million)	Notes	2005	2004

Fixed assets
Intangible assets	9	3,345	3,547
Tangible assets	10	632	651
Investments	11	5	7
		3,982	4,205
Current assets
Stocks	12	878	864
Debtors: amounts falling due within one year	13	1,089	1,019
Debtors: amounts falling due after more than one year	13	53	2
Investments	11	25	77
Cash		231	262
		2,276	2,224
Creditors: amounts falling due within one year	14	(2,748)	(2,556)
Net current liabilities		(472)	(332)
Total assets less current liabilities		3,510	3,873
Creditors: amounts falling due after more than one year	14	(2,843)	(3,267)
Provisions for liabilities and charges	16	(527)	(470)
Net assets		140	136

Capital and reserves
Called up share capital	17	73	73
Share premium account	19	964	964
Profit and loss account	19	(916)	(919)
Equity shareholders’ funds	27	121	118
Equity minority interests	28	19	18
		140	136

The accounts on pages 66 to 107 were approved by the Board of Directors on 1 November 2005 and signed on its behalf by:

Derek Bonham	Robert Dyrbus
Chairman	Director

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 September 2005

(In £’s million)	Notes	2005	2004	2003

Net cash inflow from operating activities	24	1,370	1,241	802
Returns on investments and servicing of finance
Interest received		16	18	20
Interest paid		(212)	(227)	(254)
Dividends paid to minority interests		(4)	(3)	(3)
Net cash outflow from returns on investments and servicing of finance		(200)	(212)	(237)
Taxation		(239)	(236)	(154)
Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets		(90)	(103)	(82)
Sale of tangible fixed assets		27	55	23
Net cash outflow from capital expenditure and financial investment		(63)	(48)	(59)
Acquisitions
Payments to acquire businesses	20	(6)	(27)	(2)
Deferred consideration in respect of prior year acquisitions	20	—	(420)	(47)
Net cash outflow from acquisitions		(6)	(447)	(49)
Equity dividends paid		(373)	(326)	(254)
Net cash inflow/(outflow) before management of liquid resources and financing		489	(28)	49
Management of liquid resources
Decrease/(increase) in investments held as current assets		58	(8)	58
Financing
Payments for the purchase of own shares		(201)	—	—
Net purchase of shares by Employee Share Ownership Trusts		(5)	—	(40)
Debt due within one year – increase in borrowings		6	146	501
Debt due beyond one year – decrease in borrowings		(380)	(165)	(587)
Net cash outflow from financing		(580)	(19)	(126)
Decrease in cash in the year		(33)	(55)	(19)

ACCOUNTING POLICIES

Accounting Policies

The accounts have been prepared in accordance with the Companies Act 1985 and Accounting Standards currently applicable in the United Kingdom. The principal accounting policies, which have been applied consistently, are set out below.

Basis of accounting

The accounts have been prepared in accordance with the historical cost convention.

Basis of consolidation

The consolidated accounts incorporate the audited accounts of Imperial Tobacco Group PLC and its subsidiary undertakings. Subsidiary undertakings are all entities over which the Group has the power to control the entity’s financial and operating policies. There are no unconsolidated subsidiary undertakings.

The results of businesses are included from the effective date of acquisition and businesses sold are included up to the date of disposal.

The principal operating subsidiary undertakings are listed on pages 110 and 111.

US filing and corresponding amounts

The financial statements incorporate additional financial information which will be incorporated in the Company’s US Form 20-F filing requirements. The information disclosed in these financial statements includes three year profit and loss account and cash flow statement information.

Intangible fixed assets – goodwill

Businesses acquired have been dealt with in the consolidated accounts using acquisition accounting. Upon the acquisition of a business, fair values are attributed to the identifiable assets and liabilities acquired that reflect the condition at the date of acquisition and any required adjustments made to bring the accounting policies of the businesses acquired into alignment with those of the Group. Where the consideration paid exceeds the fair value of the net assets acquired, the difference is treated as goodwill.

Goodwill arising on acquisitions made on or after 27 September 1998 is capitalised and amortised on a straight line basis over its useful economic life, a period not exceeding 20 years. Previously all goodwill was written off against reserves in the period of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is determined after including the attributable amount of purchased goodwill previously written off to reserves.

Intangible fixed assets – trade marks and licences

Trade marks and licences are included at cost and amortised in annual equal instalments over a period which does not exceed 20 years.

Tangible fixed assets

Tangible fixed assets are shown at cost less depreciation. No depreciation is provided on freehold land. Depreciation of other fixed assets is calculated to write off their cost less residual values over their expected useful lives as follows:

Freehold and leasehold buildings	up to 50 years	(straight line)
Plant and equipment	2 to 20 years	(straight line/reducing balance)
Fixtures and motor vehicles	2 to 14 years	(straight line)

Impairment of fixed assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value (less costs to sell) and value in use. Value in use is based on the present value of the future cash flows relating to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (income generating units).

Impairment losses relating to tangible fixed assets are reversed where the recoverable amount increases because of a change in economic conditions or in the expected use of the asset.

Impairment losses in respect of intangible fixed assets are reversed where subsequent external events clearly and demonstrably reverse the effects of the event giving rise to the impairment in a way that was not foreseen in the original impairment calculation or where the intangible asset has a readily ascertainable market value and the market value has increased to an amount higher than the impaired carrying value.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is determined by the first-in, first-out (FIFO) method. Cost includes all direct expenditure and an allocation of production overheads based on the normal level of activity.

Deferred taxation

Deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not. Deferred tax assets and liabilities have not been discounted.

Turnover

Turnover represents the amount charged to customers in respect of goods sold, services supplied and licence fees, exclusive of applicable sales taxes or equivalents, but inclusive of excise duty.

Sales of goods are recognised when the risks and rewards of ownership pass to the customer and when collectibility of the related receivables is reasonably assured.

Sales of services which includes fees for distributing third party products are recognised in the accounting period in which the services are rendered. Licence fees are recognised on an accruals basis in accordance with the substance of the relevant agreements.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction, or where forward foreign exchange contracts have been arranged, at the contracted rates. Monetary assets and liabilities denominated in foreign currencies, where a contracted rate does not apply, are retranslated at the exchange rates ruling at the balance sheet date and any exchange differences are taken to the profit and loss account.

The profit and loss accounts of overseas subsidiaries are translated at the average rate of exchange ruling during the year. The balance sheets of the overseas subsidiaries are translated into sterling at the rates of exchange ruling at the balance sheet date. Differences between the profit and loss accounts translated at average rates and at balance sheet rates are shown as a movement in reserves and in the statement of total recognised gains and losses.

The Group’s significant overseas equity investments are hedged by borrowings in the currencies in which those assets are denominated. Exchange differences arising on the retranslation of the overseas net investments, including goodwill, less exchange differences on the borrowings, to the extent that they finance those investments, are taken to reserves through the statement of total recognised gains and losses. Other exchange gains and losses are dealt with in the profit and loss account.

Interest

Interest payable and receivable is recognised in the profit and loss account on an accruals basis.

Derivative financial instruments

Derivative financial instruments are used to manage exposure of foreign exchange and interest rate risks and are not used for trading purposes. Instruments qualify for hedge accounting where the underlying asset or liability has characteristics which can be directly related to the instrument transacted.

Interest differentials arising under interest rate swaps are taken to the profit and loss account on an accruals basis and included within interest payable or receivable. Any premiums or discounts received or paid are amortised over the lives of the instruments.

The principal amounts due to be exchanged at maturity under cross currency swaps are revalued at the exchange rates ruling at the balance sheet date and included within borrowings.

Where forward foreign exchange contracts are used to hedge future transactions, gains and losses are not recognised until the transactions occur.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures, other than those on currency risks relating to monetary assets and liabilities.

Pension costs

The cost of providing pensions is charged to the profit and loss account over employees’ service lives. Variances arising from actuarial valuations are charged or credited to profit over the estimated remaining service lives of the employees to the extent that any resulting credit does not exceed the regular cost.

NOTES TO THE ACCOUNTS

1                 Segmental information

The Group is engaged in only one class of business; the manufacture, marketing and sale of tobacco products and tobacco related accessories.

The geographical analysis of turnover, duty in turnover, turnover excluding duty, operating profit and capital employed was as follows:

(In £’s million)	2005	2004	2003

Turnover

By destination
UK	4,722	4,776	4,568

Germany	2,630	2,478	2,765
Rest of Western Europe	1,571	1,556	1,635
Rest of the World	2,332	2,195	2,444
International	6,533	6,229	6,844
	11,255	11,005	11,412

By origin
UK	5,191	5,434	5,350

Germany	3,013	2,816	3,002
Rest of Western Europe	1,518	1,646	2,260
Rest of the World	2,259	2,088	2,070
International	6,790	6,550	7,332
To Group companies	(726)	(979)	(1,270)
	11,255	11,005	11,412

(In £’s million)	2005	2004	2003

Duty in turnover

By destination
UK	3,910	3,983	3,808

Germany	2,000	1,888	2,120
Rest of Western Europe	927	922	983
Rest of the World	1,269	1,180	1,301
International	4,196	3,990	4,404
	8,106	7,973	8,212

(In £’s million)	2005	2004	2003

Turnover excluding duty

By destination
UK	812	793	760

Germany	630	590	645
Rest of Western Europe	644	634	652
Rest of the World	1,063	1,015	1,143
International	2,337	2,239	2,440
	3,149	3,032	3,200

(In £’s million)	2005	2004	2003

Operating profit

By destination
UK	477	454	406

Germany	295	237	228
Rest of Western Europe	326	329	307
Rest of the World	209	198	194
International	830	764	729
Trading operations	1,307	1,218	1,135
Amortisation	(206)	(204)	(203)
Exceptional items	(57)	(129)	(51)
	1,044	885	881

By origin
UK	568	566	545

Germany	328	260	233
Rest of Western Europe	232	235	237
Rest of the World	179	157	120
International	739	652	590
Trading operations	1,307	1,218	1,135
Amortisation	(206)	(204)	(203)
Exceptional items	(57)	(129)	(51)
	1,044	885	881

(In £’s million)	2005	2004

Capital employed
By location (based on origin)
UK	155	247

Germany	(11)	(31)
Rest of Western Europe	85	77
Rest of the World	338	298
International	412	344
	567	591

Capital employed is reconciled to the consolidated balance sheet as follows:

Net assets	140	136
Intangible fixed assets	(3,345)	(3,547)
Taxation	211	161
Net debt	3,283	3,588
Dividend payable	278	253
	567	591

2                 Costs and overheads less other income

	(In £’s million)	2005	2004	2003

	Changes in stocks of finished goods and work in progress (excluding excise duty)	(3)	(8)	6
	Raw materials and consumables (excluding excise duty)	651	637	693
	Employment costs (note 4)	393	389	415
	Depreciation and amortisation	282	283	286
Operating lease charges	– plant and machinery	1	2	1
	– other assets	11	10	9
	Exceptional operating costs (note 3)	57	129	51
	Other operating charges	713	705	858

		2,105	2,147	2,319

(In £’s million)	2005	2004	2003

Other operating charges include:
Auditors’ fees and expenses (including Company: £81,000; 2004: £81,000; 2003: £81,000)	2.0	1.9	2.1

Non-audit fees paid:
In the UK	2.4	1.5	1.7
Overseas	0.5	0.6	0.6
	2.9	2.1	2.3
	4.9	4.0	4.4

In accordance with best practice guidelines, issued in 2003, the following further disclosures are given:

	(In £’s million)	2005	2004	2003

	Audit fees:
	Statutory audit	2.0	1.9	2.1
	Audit related regulatory work	1.1	0.1	0.1
		3.1	2.0	2.2
	Other fees paid:
	Audit related services	0.4	0.6	0.3

Tax services	– compliance	0.3	0.2	0.2
	– consultancy	1.1	1.2	1.7
		1.4	1.4	1.9
		4.9	4.0	4.4

3                 Exceptional items

Exceptional operating costs of £57m are in respect of the closure of our tube factories, the cigarette factory in Dublin and the planned closure in the rolling papers factory at Treforest in South Wales and a significant headcount reduction at the Berlin cigarette factory, following the announced restructuring of our European cigarette operations.

Analysis of costs (In £’s million)

Employment related (mainly termination)	36
Fixed asset write offs and impairment	13
Other operating charges	8
57

The profit on disposal of fixed assets of £2m relates to the sale of land and buildings no longer required by the business.

The tax relief on exceptional items is disclosed in note 6.

In 2004 exceptional operating costs of £129m related to the further restructuring of the business following the Reemtsma acquisition in 2002. These initiatives included the closure of certain factories in Central Europe, announced in January 2004, and salesforce reorganisations in Germany and Central Europe. In addition, exceptional costs included the agreed renegotiation of the Formula One contract due to legislative constraints. These costs related to employment (£51m), fixed asset write-offs and impairment (£27m) and other operating charges (£51m).

In 2003 exceptional operating costs of £51m comprised £42m in respect of the reorganisation of the Group, announced in September 2002, to integrate Reemtsma with the Group’s existing businesses, £5m in respect of the closure of the Meppel factory in the Netherlands and a further £4m to finalise the streamlining of the Group’s operations announced in October 2001. These costs related primarily to termination of employment.

4                 Directors and employees

(In £’s million)	2005	2004	2003

Employment costs
Wages and salaries	301	310	334
Social security costs	59	47	47
Pension costs	33	32	34
	393	389	415

Details of Directors’ emoluments and interests are provided within the Directors’ Remuneration report on pages 50 to 64. These disclosures form part of the financial statements. The highest paid Director during the year was Mr G Davis and details of his emoluments are shown on pages 54 to 63.

Average number of persons employed by the Group during the year

(Number)	2005	2004	2003

UK	2,535	2,674	2,821

Germany	2,518	2,806	3,096
Rest of Western Europe	1,380	1,433	1,739
Rest of the World	8,477	8,720	9,148
International	12,375	12,959	13,983
	14,910	15,633	16,804

5                 Net interest

(In £’s million)	2005	2004	2003

Interest payable
On bank loans and overdrafts	43	37	46
On other loans	163	191	212
	206	228	258
Interest receivable	(22)	(24)	(21)
Net interest	184	204	237

6                 Taxation

Analysis of charge in the year

(In £’s million)	2005	2004	2003

Current tax
UK Corporation tax at 30.0% (2004: 30.0%; 2003: 30.0%)	111	97	82
Adjustments to current tax in respect of prior years	(4)	6	12
	107	103	94
Overseas
Current	199	136	142
Total current tax	306	239	236
Deferred tax
Origination and reversal of timing differences	(20)	(1)	(4)
	(20)	(1)	(4)
Total tax charge	286	238	232

The tax charge includes tax relief on exceptional items of £15m (2004: £33m; 2003: £11m).

Factors affecting the current tax charge for the year

Pre-amortisation, the tax assessed for the year at 27.0% is lower than the standard higher rate of corporation tax in the UK (30.0%). Post-amortisation, the effective tax rate exceeded 30.0%. A reconciliation between the current tax charge at the standard UK rate and the actual current tax charge is shown below:

(In £’s million)	2005	2004	2003

Profit on ordinary activities before taxation	862	688	656

Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30.0% (2004: 30.0%; 2003: 30.0%)	258	206	197
Effects of:
Expenses not deductible for tax purposes	4	7	8
Non-deductible goodwill	59	59	61
Lower tax borne on overseas earnings	(35)	(34)	(33)
Current deferred tax	20	1	4
Other	—	—	(1)
Total current tax	306	239	236

Factors that may affect future tax charges

No provision has been made for deferred tax on gains rolled over into replacement assets. Such tax would become payable only if the assets were sold without it being possible to claim rollover relief. The total amount unprovided is £6m and it is not envisaged that this tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates or joint ventures, as no dividends have been declared. The Group currently has no plans to remit dividends which would result in a material tax effect.

7                 Dividends on ordinary shares

(In £’s million)	2005	2004	2003

Interim 16.5p (2004: 15.0p; 2003: 12.0p)	120	109	87
Proposed final 39.5p (2004: 35.0p; 2003: 30.0p)	278	253	217
	398	362	304

8                 Earnings per share

(In pence)	2005	2004	2003

Earnings per share
Basic	79.0	61.4	58.1
Adjustment for amortisation and exceptional items	33.8	40.2	31.9
Adjusted	112.8	101.6	90.0
Diluted	78.6	61.2	57.9

(In £’s million)	2005	2004	2003

Earnings
Basic	570	445	421
Adjustment for amortisation and exceptional items	244	291	231
Adjusted	814	736	652

Adjusted earnings per share are calculated before tax-effected exceptional items of £40m (2004: £89m; 2003: £28m) (notes 3 and 6), tax-effected amortisation of intangibles of £6m (2004: £6m; 2003: nil), and goodwill amortisation of £198m (2004: £196m; 2003: £203m), since the Directors consider that this provides a better comparison of underlying business performance.

There would be no significant dilution of earnings if the outstanding share options referred to in note 18 were exercised.

(Number)	2005	2004	2003

Weighted average number of shares outstanding during the year
Basic	721,523,004	724,263,415	724,328,162
Effect of share options	3,325,622	3,328,630	3,225,153
Diluted	724,848,626	727,592,045	727,553,315

9                 Intangible fixed assets

(In £’s million)	Trade marks, licences	Goodwill	Total

Cost
As at 1 October 2004	140	3,938	4,078
Exchange movements	9	(26)	(17)
Acquisitions (note 20)	—	18	18
As at 30 September 2005	149	3,930	4,079

Accumulated amortisation
As at 1 October 2004	45	486	531
Exchange movements	2	(5)	(3)
Charge for the year	8	198	206
As at 30 September 2005	55	679	734

Net book value
As at 30 September 2005	94	3,251	3,345
As at 30 September 2004	95	3,452	3,547

10          Tangible fixed assets

	Land and	Plant and	Fixtures and
(In £’s million)	buildings	machinery	motor vehicles	Total

Cost
As at 1 October 2004	189	723	149	1,061
Exchange movements	4	13	2	19
Reclassifications	6	(8)	2	—
Additions	2	58	30	90
Disposals	(35)	(51)	(3)	(89)
As at 30 September 2005	166	735	180	1,081

Accumulated depreciation
As at 1 October 2004	7	332	71	410
Exchange movements	1	5	1	7
Reclassifications	—	(1)	1	—
Charge for the year(1)	7	56	23	86
Disposals	(12)	(42)	—	(54)
As at 30 September 2005	3	350	96	449

Net book value
As at 30 September 2005	163	385	84	632
As at 30 September 2004	182	391	78	651

(1)   Included within plant and machinery is £10m of impairment charges relating to the write-down of tangible fixed assets to their recoverable amount, £5m of which is included in the exceptional operating costs of £57m (see note 3).

Land and buildings at net book value:

(In £’s million)	2005	2004

Freehold	151	169
Long leasehold	12	12
Short leasehold	—	1
	163	182

11          Investments

(In £’s million)	2005	2004

Fixed asset investments
Balance at beginning of year	7	7
Impairments	(2)	—
Balance at end of year	5	7

Fixed asset investments represent investments in associates.

(In £’s million)	2005	2004

Current asset investments
Short-term deposits	20	18
Other liquid assets	5	59
	25	77

12          Stocks

(In £’s million)	2005	2004

Raw materials	301	357
Work in progress	16	14
Finished stock	407	391
Other stock	154	102
	878	864

Other stock comprises mainly duty paid tax stamps.

It is generally recognised industry practice to classify leaf tobacco stocks as a current asset although part of such stock, because of the duration of the processing cycle, ordinarily would not be consumed within one year. Leaf tobacco held within raw material stocks at the balance sheet date will ordinarily be utilised within two years.

13          Debtors

(In £’s million)	2005	2004

Amounts falling due within one year
Trade debtors	960	898
Corporate taxes	44	46
Deferred tax	23	11
Other debtors and prepayments	62	64
	1,089	1,019
Amounts falling due after more than one year
Other debtors and prepayments	53	2
	1,142	1,021

14          Creditors

(In £’s million)	2005	2004

Amounts falling due within one year
Borrowings (note 15)	707	719
Trade creditors	125	125
Corporate taxes	235	167
Other taxes, duties and social security contributions	1,134	1,055
Deferred consideration	55	—
Other creditors	49	88
Accruals and deferred income	165	149
Proposed dividend	278	253
	2,748	2,556

(In £’s million)	2005	2004

Amounts falling due after more than one year
Borrowings (note 15)	2,832	3,208
Deferred consideration	8	58
Other creditors	2	—
Accruals and deferred income	1	1
	2,843	3,267

15          Borrowings and financial instruments

The Group operates a centralised treasury function that is responsible for the management of the financial risks of the Group, together with its financing and liquidity requirements. It does not operate as a profit centre, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the Board. On a frequent basis, the Group Treasurer discusses matters with a treasury sub-committee, consisting of senior executives, including the Finance Director and Director of Finance and Planning. The Group Treasurer reports on a regular basis to the Board, including provision of monthly treasury summaries and an annual review of strategy.

The following table analyses the Group’s financial liabilities at the balance sheet date:

(In £’s million)	2005	2004

Amounts falling due within one year
Bank loans and overdrafts	25	97
Other loans	682	622
	707	719
Amounts falling due after more than one year
Bank loans – between one and two years	—	110
Other loans – between one and two years	1,021	686
Bank loans – between two and five years	867	436
Other loans – between two and five years	369	1,397
Other loans – after five years	575	579
	2,832	3,208

Total borrowings	3,539	3,927

The Group has loans amounting to £1m (2004: £8m) which are secured by charges, mortgages or liens on certain fixed assets.

The loans maturing after five years are the £200m sterling bond (which matures in December 2018), and the £350m sterling bond (which matures in June 2012).

(i)            Interest rate risk profile of financial liabilities

The Group is exposed to fluctuations in interest rates on its borrowings and surplus cash. In order to manage interest rate risk, the Group maintains both fixed and floating rate debt and uses derivatives, including interest rate and cross-currency swaps, to vary the mix.

The following table analyses the currency and interest composition of the Group’s financial liabilities at the balance sheet date.

			Fixed rate financial liabilities
					Weighted
				Weighted	average period
		Floating rate	Fixed rate	average	for which rate
		financial	financial	interest rate	is fixed
Currency	Total	liabilities	liabilities	%	Years
(In £’s million)	2005	2005	2005	2005	2005

Sterling	765	390	375	5.7	5.0
Euro	2,634	1,094	1,540	4.5	3.0
Australian dollar	115	85	30	4.7	0.5
US dollar	15	15	—	n/a	n/a
Other	10	9	1	9.1	2.0
	3,539	1,593	1,946	4.7	3.3

			Fixed rate financial liabilities
					Weighted
				Weighted	average period
		Floating rate	Fixed rate	average	for which rate
		financial	financial	interest rate	is fixed
Currency	Total	liabilities	liabilities	%	Years
(In £’s million)	2004	2004	2004	2004	2004

Sterling	728	353	375	5.7	6.5
Euro	3,056	1,131	1,925	4.6	2.2
Australian dollar	114	58	56	5.0	0.9
US dollar	25	25	—	n/a	n/a
Other	4	—	4	8.8	2.1
	3,927	1,567	2,360	4.8	2.9

The floating rate financial liabilities comprise bank borrowings and capital market issuance (post-derivatives). The majority of bank borrowings bear interest at rates fixed in advance for periods of one month by reference to LIBOR in the case of sterling and three months in the case of Australian dollar borrowings and EURIBOR (in the case of euro borrowings). The capital market issuance in place at the year end bears interest (post-interest and currency swaps) at rates fixed in advance for six months by reference to LIBOR (in the case of the US dollar bond) and for three months by reference to EURIBOR (in the case of the sterling and euro bonds).

The figures shown in the tables above take into account various interest rate and currency swaps. Hence the US dollar denominated bond issued in 1999 is shown within the sterling balance, and the sterling bonds issued in 2002 and 2003 are shown in the euro balance. The fixed rate financial liabilities do not take into account forward start swaps, which may become effective after the balance sheet date.

(ii)        Currency risk disclosure

The Group is exposed to the translation of the results of overseas subsidiaries into sterling, as well as the impact of transactions in foreign currencies. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. For transaction risk, where necessary, forward foreign exchange deals are entered into to hedge a proportion of the forecast foreign currency cash flows. At the year end, £36.1m notional of forward foreign exchange deals were outstanding (2004: £33.0m).

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency, at the balance sheet date:

	Net foreign currency monetary assets / (liabilities)
Functional currency				Australian
of Group operation	Sterling	Euro	US dollars	dollars	Other	Total
(In £’s million)	2005	2005	2005	2005	2005	2005

Sterling	—	632	(36)	(94)	(29)	473
Euro	(1)	—	25	11	66	101
Other	(11)	(27)	(54)	—	28	(64)
	(12)	605	(65)	(83)	65	510

	Net foreign currency monetary assets / (liabilities)
Functional currency				Australian
of Group operation	Sterling	Euro	US dollars	dollars	Other	Total
(In £’s million)	2004	2004	2004	2004	2004	2004

Sterling	—	876	(15)	(99)	10	772
Euro	22	—	20	8	—	50
Other	3	(38)	(52)	—	22	(65)
	25	838	(47)	(91)	32	757

The figures shown in the previous tables above take into account the effect of the currency swaps held as shown in the analysis on pages 87 and 88.

(iii)    Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities which are all available at a floating rate, as at 30 September 2005 in respect of which all conditions precedent have been met at that date, were as follows:

(In £’s million)	2005	2004

Expiring within one year	118	90
Expiring between one and two years	—	507
Expiring between two and five years	598	184
	716	781

In addition to the above committed facilities there are other uncommitted facilities available to the Group.

(iv)       Fair values of derivative financial instruments

A comparison by category of the fair values and book values of the Group’s derivative financial investments is set out below:

	Positive	Negative
	fair values	fair values	Fair value	Book value
(In £’s million)	2005	2005	2005	2005

Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	62	(116)	(54)	—
Currency swaps	10	(28)	(18)	—

	Positive	Negative
	fair values	fair values	Fair value	Book value
(In £’s million)	2004	2004	2004	2004

Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	97	(98)	(1)	—
Currency swaps	3	(39)	(36)	—

The figures shown in the tables above for derivative financial instruments have been derived from market information and third party advice as at the balance sheet date.

(v)           Detailed analysis of financial assets and financial liabilities

The following table shows the financial assets and financial liabilities held by the Group, their maturities and weighted average interest rates as at 30 September 2005:

		Maturity date and weighted average interest rate
(In £’s million unless otherwise indicated)		2006	(%)	2007	(%)	2008	(%)	2009	(%)	2010	(%)	Thereafter	(%)	Total	Fair value

Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)

Cash deposits	Sterling	67	2.8											67	67
	Euro	98	1.5											98	98
	Other	91	3.4											91	91
Total cash deposits		256												256	256
Weighted average receivable interest rate (%)			2.5											2.5

Short-term debt	Sterling	(16)	5.3											(16)	(16)
	Euro	(681)	3.4											(681)	(707)
	Australian dollars	(1)	6.5											(1)	(1)
	Other	(9)	0.9											(9)	(9)
Total short-term debt		(707)												(707)	(733)

Long-term debt	Sterling							(369)	5.8	(380)	5.0			(749)	(773)
	Euro			(1,022)	3.4					(356)	2.5	(575)	3.4	(1,953)	(2,061)
	Australian dollars									(114)	5.9			(114)	(114)
	Other					(1)	9.1			(15)	4.2			(16)	(16)
Total long-term debt				(1,022)		(1)		(369)		(865)		(575)		(2,832)	(2,964)

Weighted average payable interest rate (%)			3.4		3.4		9.1		5.8		4.1		3.4	3.8

The cash deposits earn interest at floating rates of interest and comprise mainly short-term money market deposits with a maturity date not exceeding one year.

Credit risks on the amounts due from counterparties, in relation to cash deposits and other financial instruments, are managed by limiting the aggregate amount of exposure to any one counterparty, based on their credit rating.

The following table shows the financial assets and financial liabilities held by the Group, their maturities and weighted average interest rates as at 30 September 2004:

		Maturity date and weighted average interest rate
(In £’s million unless otherwise indicated)		2005	(%)	2006	(%)	2007	(%)	2008	(%)	2009	(%)	Thereafter	(%)	Total	Fair value

Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash deposits	Sterling	52	3.7											52	52
	Euro	182	1.9											182	182
	Other	105	5.6											105	105
Total cash deposits		339												339	339
Weighted average receivable interest rate (%)			3.3											3.3

Short-term debt	Sterling	(39)	5.3											(39)	(39)
	Euro	(669)	3.3											(669)	(681)
	United States dollars	(11)	2.2											(11)	(11)
Total short-term debt		(719)												(719)	(731)

Long-term debt	Sterling							(318)	5.4	(371)	6.2			(689)	(728)
	Euro			(781)	3.3	(1,028)	3.6					(579)	3.6	(2,388)	(2,534)
	Australian dollars							(114)	5.9					(114)	(114)
	Other			(15)	2.7	(1)	8.6	(1)	9.3					(17)	(17)
Total long-term debt				(796)		(1,029)		(433)		(371)		(579)		(3,208)	(3,393)

Weighted average payable interest rate (%)			3.4		3.3		3.6		5.5		6.2		3.6	4.0

The cash deposits earn interest at floating rates of interest and comprise mainly short-term money market deposits with a maturity date not exceeding one year.

(vi)       Hedges

An analysis of the unrecognised gains and losses on hedges at the year end is set out below:

	Gains	Losses	Gains	Losses
(In £’s million)	2005	2005	2004	2004

Unrecognised gains and losses on hedges at beginning of year	100	(137)	196	(183)
Gains and losses arising in previous years recognised in the year	(9)	10	(16)	12

Gains and losses arising before the start of the year not recognised in the year	91	(127)	180	(171)
Gains and losses arising in the year not recognised in the year	(19)	(17)	(80)	34

Unrecognised gains and losses on hedges at end of year	72	(144)	100	(137)

Of which:
Gains and losses expected to be recognised within one year	19	—	9	(10)
Gains and losses expected to be recognised after one year	53	(144)	91	(127)

(vii)   Derivative financial instruments

The following table sets out the derivative financial instruments held by the Group at 30 September 2005. The table presents the nominal value of such instruments used to calculate the contractual payments under such contracts, analysed by maturity date, together with the related weighted average interest rate where relevant. Some of the interest rate swaps have embedded options and assumptions have been made based on market information and third party advice at the balance sheet date to determine whether such options are likely to be exercised in order to determine the probable maturity date.

		Accounting year ending in
(In £’s million unless otherwise indicated)	2006	2007		2008	2009		2010		Thereafter		Total	Fair value

Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount		70	(1)	120					210	(2)	400	(26)
Weighted average interest rate to pay (%)		6.0		6.4					5.2		5.7

Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	48	1,002		61	187		95	(3)	501	(4)	1,894	(90)
Weighted average interest rate to pay (%)	2.6	4.8		3.1	5.1		3.7		4.1		4.5
Interest rate swaps – pay variable, receive fixed:
Notional amount	682	1,022									1,704	62
Weighted average interest rate to receive (%)	6.1	6.1									6.1
Weighted average margin over EURIBOR to pay (%)	1.0	1.2									1.1
Caps purchased:
Notional amount	136										136	—
Weighted average strike price (%)	5.5										5.5

Australian dollar interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	30										30	—
Weighted average interest rate to pay (%)	4.7										4.7

Currency swaps
Notional amount					370	(5)					370	(17)
US dollar interest rate to receive (%)					7.1						7.1
Sterling interest margin over LIBOR to pay (%)					1.3						1.3
Notional amount									550	(5)	550	(1)
Sterling interest rate to receive (%)									6.5		6.5
Interest margin over EURIBOR to pay (%)									1.2		1.2

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

(1)                                  The following trade is included within this balance:

£20m swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in March 2007.

(2)                                  The following trades are included within this balance:

£25m swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade and to double the notional amount to £50m in April 2006. This trade is expected to be cancelled in April 2011.

£40m swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in December 2015.

£15m swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in December 2016.

£20m swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in March 2017.

£25m forward start five-year swaption starting October 2006 at 5.5% at the counterparties’ option.

£50m swaps maturing in October 2006 at 5.5% with the counterparties’ option to extend for a further five years.

(3)                                  The following trades are included within this balance:

€140m forward start three-year swaps starting March 2007.

(4)                                  The following trades are included within this balance:

€130m forward start five-year swaps starting March 2007.

€250m forward start ten-year swaps starting March 2007.

(5)                                  Principal amounts under these cross-currency swaps are exchanged at the start and maturity of these trades.

The following table presents the derivative financial instruments held by the Group at 30 September 2004.

			Accounting year ending in
(In £’s million unless otherwise indicated)	2005		2006	2007		2008		2009		Thereafter		Total	Fair value

Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount				70	(1)	160	(2)			170	(3)	400	(19)
Weighted average interest rate to pay (%)				6.0		5.8				5.4		5.7

Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	580		48	1,009		62		189		278	(4)	2,166	(79)
Weighted average interest rate to pay (%)	4.5		2.6	4.8		3.1		5.1		4.7		4.6
Interest rate swaps – pay variable, receive fixed:
Notional amount	515		686	1,030								2,231	97
Weighted average interest rate to receive (%)	5.6		6.1	6.1								6.0
Weighted average margin over EURIBOR to pay (%)	1.1		1.0	1.2								1.1
Caps purchased:
Notional amount			137									137	—
Weighted average strike price (%)			5.5									5.5

Australian dollar interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	28		28									56	—
Weighted average interest rate to pay (%)	5.3		4.7									5.0

Currency swaps
Notional amount								370	(5)			370	(9)
US dollar interest rate to receive (%)								7.1				7.1
Sterling interest margin over LIBOR to pay (%)								1.3				1.3
Notional amount	100	(5)								550	(5)	650	(27)
Sterling interest rate to receive (%)	6.0									6.5		6.4
Interest margin over EURIBOR to pay (%)	1.0									1.2		1.2

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

(1)                                  The following trade is included within this balance:

£20m swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in March 2007.

(2)                                  The following trade is included within this balance:

£40m swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in July 2008.

(3)                                  The following trades are included within this balance:

£25m forward start five-year swaption starting October 2006 at 5.5% at the counterparties’ option.

£50m swaps maturing in October 2006 at 5.5% with the counterparties’ option to extend for a further five years.

£35m swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. These trades are expected to be cancelled between January 2010 and April 2010.

£25m swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade and to double the notional amount to £50m in April 2006. This trade is not expected to be cancelled.

(4)                                  The following trades are included within this balance:

€100m forward start five-year swaps starting March 2007.

€250m forward start ten-year swaps starting March 2007.

(5)                                  Principal amounts under these cross-currency swaps are exchanged at the start and maturity of these trades.

16          Provisions for liabilities and charges

	Reorganisation	Unfunded
	and	pension	Deferred
(In £’s million)	rationalisation	obligations	taxation	Other	Total

As at 1 October 2004	52	340	51	27	470
Exchange movements	—	(3)	—	1	(2)
Provided/(released) in the year	57	28	(8)	1	78
Utilised in the year	(38)	23	—	(4)	(19)
As at 30 September 2005	71	388	43	25	527

The reorganisation and rationalisation provision relates to the factory closures announced during the year, ongoing capacity reviews, and other restructurings. The additional amounts provided in the year relate primarily to termination of employment. The provision will unwind over several years as termination payments are made over extended periods in a number of EU countries.

Unfunded pension obligations relate to pension schemes in Germany. The Group’s main pension schemes are held in separately administered funds and are described in note 23.

The amounts provided for deferred taxation and the amounts unprovided were as follows:

	Provided		Unprovided
(In £’s million)	2005	2004	2005	2004

Excess of capital allowances	72	72	—	—
Chargeable gains on property	1	1	6	6
Short-term timing differences	(25)	(22)	—	—
Other	(5)	—	(1)	—
Deferred tax provision	43	51	5	6

Deferred tax asset (note 13)	23	11	11	11

Deferred tax assets of £11m as at 30 September 2005 (2004: £11m) have not been recognised due to the degree of uncertainty of the utilisation of the underlying tax losses in certain tax jurisdictions.

17          Called up share capital

(In £’s million)	2005	2004

Authorised
1,000,000,000 ordinary shares of 10p each	100	100

Issued and fully paid
729,200,921 ordinary shares of 10p each	73	73

18          Share options

The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

	Date exercisable/	Option	Number of shares		Lapsed or	Outstanding at
Date of grant	performance period	grant price	Granted	Exercised	cancelled	30 Sept 2005
		£

Sharesave options
UK
9 June 1999	1/8/2002-31/1/2005	4.59	599,862	(321,354)	(278,508)	—
5 June 2000	1/8/2003-31/1/2006	3.61	1,203,945	(1,110,877)	(93,068)	—
7 June 2001	1/8/2004-31/1/2007	4.83	758,286	(441,067)	(99,088)	218,131
31 May 2002	1/8/2005-31/1/2008	8.24	820,132	(357,118)	(131,284)	331,730
4 June 2003	1/8/2006-31/1/2009	8.22	638,919	(25,593)	(78,673)	534,653
26 May 2004	1/8/2007-31/1/2010	10.08	423,863	(2,638)	(29,841)	391,384
23 May 2005	1/8/2008-31/1/2011	11.73	395,313	—	(3,048)	392,265
France
18 June 2001	1/8/2004-31/1/2005	5.22	3,676	(3,356)	(320)	—
18 June 2002	1/8/2005-31/1/2006	8.76	2,989	(1,561)	(629)	799
17 June 2003	1/8/2006-31/1/2007	8.57	25,906	(684)	(2,008)	23,214
4 June 2004	1/8/2007-31/1/2008	10.08	8,433	—	—	8,433
1 June 2005	1/8/2008-31/1/2009	11.93	7,377	—	(697)	6,680
Ireland
7 June 2001	1/8/2004-31/1/2005	4.83	9,564	(8,085)	(1,479)	—
4 June 2003	1/8/2006-31/1/2007	8.22	68,955	(5,771)	(11,287)	51,897
26 May 2004	1/8/2007-31/1/2008	10.08	10,115	(577)	(1,933)	7,605
23 May 2005	1/8/2008-31/1/2009	11.73	10,371	—	—	10,371
Other
18 June 2001	1/8/2004-31/1/2005	4.83	51,148	(33,403)	(17,745)	—
18 June 2002	1/8/2005-31/1/2006	8.24	62,908	(32,666)	(26,702)	3,540
17 June 2003	1/8/2006-31/1/2007	8.22	544,718	(15,837)	(106,883)	421,998
4 June 2004	1/8/2007-31/1/2008	10.08	143,931	(217)	(7,155)	136,559
1 June 2005	1/8/2008-30/1/2009	11.73	153,441	—	(1,324)	152,117
		(in US dollars)
US(1)
18 June 2001	1/8/2004-31/1/2005	6.96	1,266	(830)	(436)	—
18 June 2002	1/8/2005-31/1/2006	12.34	1,866	(1,560)	(306)	—
17 June 2003	1/8/2006-31/1/2007	12.14	7,028	—	—	7,028
4 June 2004	1/8/2007-31/1/2008	17.92	2,580	—	—	2,580
1 June 2005	1/8/2008-30/1/2009	22.49	5,818	—	—	5,818
			5,962,410	(2,363,194)	(892,414)	2,706,802

(1)          Granted as American Depositary Shares each representing two ordinary shares.

Conditional awards
Share Matching Scheme	See details overleaf
29 January 2002		650,767	(574,528)	(76,239)	—
12 August 2002 – Centenary Scheme		231,941	(16,866)	(33,103)	181,972
29 January 2003		762,883	(72,928)	(116,946)	573,009
29 January 2004		999,733	(32,210)	(131,708)	835,815
29 January 2005		832,855	(3,729)	(31,155)	797,971
		3,478,179	(700,261)	(389,151)	2,388,767
Long-Term Incentive Plan
26 November 2001	Nov 2001-Nov 2004	384,376	(332,047)	(52,329)	—
25 November 2002	Nov 2002-Nov 2005	474,547	(44,843)	(118,051)	311,653
18 November 2003	Nov 2003-Nov 2006	481,180	(15,096)	(87,891)	378,193
9 November 2004	Nov 2004-Nov 2007	355,861	(687)	(12,103)	343,071
		1,695,964	(392,673)	(270,374)	1,032,917
Total options/awards		11,136,553	(3,456,128)	(1,551,939)	6,128,486

International Sharesave Plan

Under the Plan the Board may offer options to purchase ordinary shares or American Depositary Shares (ADSs) in the Company to non-UK employees who enter into a savings contract. The price at which options may be offered varies depending on local laws, but for ordinary shares will not be less than 80% of the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to invitation. In respect of ADSs the price will not be less than 80% of the closing price on the New York Stock Exchange on the same day. Options may normally be exercised during the six months after expiry of the savings contract, three years after entering the Plan.

Under the UK Sharesave Scheme, which is part of the International Plan, the Board may offer options to purchase ordinary shares in the Company to UK employees who enter into an H M Revenue and Customs approved Save as You Earn (SAYE) savings contract. The options may normally be exercised during the period of six months after the expiry of the SAYE contract, either three or five years after entering the Scheme.

Long-Term Incentive Plan

In respect of the November 2001 – November 2004 award, based on earnings per share, 100% of the award vested in full on 26 November 2004.

In respect of the November 2002 – November 2005 award, based on earnings per share to the end of the financial year, 100% of the award will vest on 25 November 2005.

Share Matching Scheme

The Share Matching Scheme is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares. There was an initiative in 2002 to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of the Company and its wholly owned subsidiaries employed on 10 December 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trusts. Provided these shares are left in the Trusts, the lodged shares will be matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they are retained for five years.

For Executive Directors and most of the Group’s management, individuals may elect to invest any proportion up to a maximum of 100% of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts. Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the Group, the participant would receive the original shares plus additional shares. The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the Group.

Employee Share Ownership Trusts (ESOTs)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards. At 30 September 2005, the Trusts held 3.0m (2004: 4.1m) ordinary shares, with a nominal value of £302,654, all acquired in the open market at a cost of £31.3m (2004: £37.2m). These were financed by a gift of £1.7m and an interest free loan of £29.6m. None of the ESOT shares have been allocated to employees or Directors as at 30 September 2005. All finance costs and administration expenses connected with the ESOTs are charged to the profit and loss account as they accrue. The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

19          Reserves

	Share
	premium	Profit and
(In £’s million)	account	loss account

As at 30 September 2003	964	(997)
Profit for the year	—	83
Credit in respect of employee share schemes	—	9
Goodwill exchange movements	—	17
Other net exchange movements	—	(31)

As at 30 September 2004	964	(919)
Profit for the year	—	172
Purchase of own shares	—	(201)
Credit in respect of employee share schemes	—	8
Goodwill exchange movements	—	5
Other net exchange movements	—	19
As at 30 September 2005	964	(916)

The cumulative amount of goodwill written off against the Group’s reserves, net of goodwill relating to undertakings disposed of, is £2,415m (2004: £2,420m).

Included in other net exchange movements are exchange gains of £22m (2004: £83m) arising on borrowings denominated in foreign currencies designated as hedges of foreign net investments.

Own shares

Included in the profit and loss account reserve are investments in Imperial Tobacco Group PLC own shares held by the Imperial Tobacco Group PLC Employee Benefit Trusts (note 18). The book value and market value of the shares at 30 September 2005 was £24m (2004: £32m) and £49m (2004: £49m).

During the year the Company initiated a share buyback programme purchasing 13,515,000 ordinary shares of 10 pence each in Imperial Tobacco Group PLC for a cost of £201m including expenses. The shares, representing 1.9% of issued share capital and having an aggregate nominal value of £1,351,500, have not been cancelled but are held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from equity shareholders’ funds.

20          Acquisitions

During the year the Group acquired interests in a number of small businesses, including on 14 September 2005 a 43% interest in Skruf Snus AB.

The fair and book value of the net liabilities acquired were £4m, giving rise to goodwill of £18m.

The acquisition price, including costs, estimated at £14m, was satisfied by cash consideration in the year of £6m with deferred consideration of £8m. The deferred consideration may increase depending on the performance of the company.

The acquisition agreement relating to the 43% interest in Skruf Snus AB includes a commitment to acquire the remaining shares by mid 2009 and provides the Group with control of the operating and financial policies of Skruf Snus AB (including its dividend policy). Accordingly the acquisition has been accounted for as a 100% owned subsidiary to reflect the substance of the transaction.

The contribution to the Group’s performance in the year ended 30 September 2005 was not material.

2004 acquisition – CTC Tube Company of Canada. During 2004 the Group acquired interests in a number of small businesses, including the business and assets of CTC Tube Company of Canada, together with the purchase of minority interests in some existing subsidiary companies.

The fair and book value of the net assets acquired were £6m, giving rise to goodwill of £23m.

2002 acquisition – Reemtsma. During 2002 the Group acquired a 90.01% interest in Reemtsma Cigarettenfabriken GmbH and entered into an Option Agreement enabling the acquisition of the outstanding 9.99%. The Group also entered into a Profit Pooling Agreement whereby the holders of the outstanding 9.99% surrendered their interests in the equity and results of Reemtsma in exchange for a fixed return. As a result the Group consolidated 100% of the results and net assets of Reemtsma and reflected a liability to the holders of the 9.99%.

During 2004 deferred consideration of £418m (€607m) was paid relating to the purchase of the remaining 9.99%.

21          Commitments

Capital commitments

(In £’s million)	2005	2004

Contracted but not provided for	6	12

Operating lease annual commitments

	Land and		Land and
	buildings	Other	buildings	Other
(In £’s million)	2005	2005	2004	2004

Leases expiring
Within one year	1	2	1	2
Between one and five years	4	1	4	2
After five years	2	—	3	—

22          Legal proceedings

The Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects. In the opinion of the Group’s lawyers, the Group has meritorious defences to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the Group.

23          Pensions

The Group operates pension schemes in the UK and overseas, principally those operated by Imperial Tobacco Limited, John Player & Sons Limited, Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and Badische Tabakmanufaktur Roth-Händle GmbH (BTM). The main schemes are of the defined benefit type and the assets are held in trustee administered funds, apart from the German schemes which are unfunded.

The main UK Group scheme, is the Imperial Tobacco Pension Fund (‘the Scheme’). An actuarial valuation of the Scheme was made at 31 March 2004. The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rate of investment return earned on the Scheme’s existing assets, the rates of increase in pay and pensions and estimated mortality rates. On the basis that the Scheme is continuing it was assumed that the future investment returns relative to market values at the valuation date would be 5.85% per annum and that pay and pension increases would average 4.5% and 2.75% per annum respectively. The assets were brought into account at their market value.

At 31 March 2004 the market value of the assets of the Scheme was £2,248m. The total assets were sufficient to cover 108% of the benefits that had accrued to members for past service, after allowing for expected future pay increases. However the assets were not sufficient to cover future service benefits for current members and, as a result of this deficiency, Imperial recommenced payment of Company contributions during the year at the level of £10m per year as set by the Scheme Actuary. The financial position of the Scheme and the level of Company contributions to be paid will be reviewed at the next actuarial valuation, expected to be carried out at 31 March 2007.

The pension cost in respect of the Scheme, for the year ended 30 September 2005, was £5m (2004: nil). The regular cost of £24m has been offset by £19m in respect of the amortisation of the experience surpluses that are being recognised over ten years, the average remaining service lives of members. In prior years, the level of surplus in the Scheme has been sufficient to cover the regular cost. The pension cost has been assessed in accordance with the advice of Watson Wyatt Limited, actuaries and consultants, using the projected unit method. Prepaid contributions of £5m are included in debtors at the balance sheet date.

Actuarial valuations of the pension liabilities of Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and BTM pension schemes were undertaken at 30 September 2004 and 30 September 2005. These quantified unfunded past service liabilities of £324m at 30 September 2004 and £376m at 30 September 2005, which have been recognised in the accounts, together with the other German unfunded schemes. The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rates of increase in pay and pensions. These were 2.85% for the increase in pay and 1.60% for the increase in pensions.

The pension cost relating to other overseas schemes is calculated in accordance with local accounting principles. The pension cost for non-UK schemes in the year was £28m (2004: £32m).

FRS 17 disclosures for the year to 30 September 2005

The Group has continued to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 “Retirement benefits”, which was to be mandatory for the Group for the year ended September 2003, has been deferred by the Accounting Standards Board until accounting periods commencing on or after 1 January 2005. However, the following transitional disclosures are still required.

The results of the most recent available actuarial valuations for the principal Group schemes have been updated to 30 September 2005 by Watson Wyatt Limited, actuaries and consultants.

The main financial assumptions used in the valuation of the schemes’ liabilities under FRS 17 are:

	At 30	At 30	At 30
	September	September	September
	2005	2004	2003
	% p.a.	% p.a.	% p.a.

Inflation	2.8	2.9	2.6
Rate of increase in salaries	2.9 to 4.6	2.9 to 4.7	2.8 to 4.4
Rate of increase of pensions in payment	1.6 to 2.8	1.6 to 2.9	1.5 to 2.6
Discount rate	4.3 to 5.4	4.5 to 5.6	4.2 to 5.5

The scheme assets and the expected rate of return were:

	Expected	At 30	Expected	At 30	Expected	At 30
	rate of	September	rate of	September	rate of	September
	return	2005	return	2004	return	2003
	% p.a.	Fair value	% p.a	Fair value	% p.a	Fair value
		(In £’s million)		(In £’s million)		(In £’s million)

Equities	6.7 to 8.1	1,700	6.3 to 8.2	1,425	6.9 to 8.3	1,365
Bonds	3.6 to 4.4	730	3.3 to 5.0	654	2.9 to 5.6	614
Others	3.8 to 6.7	380	3.9 to 7.4	348	3.8 to 7.1	308
		2,810		2,427		2,287

The following amounts at 30 September 2005 were measured in accordance with the requirements of FRS 17:

	At 30	At 30
	September	September
(In £’s million)	2005	2004

Fair value of scheme assets	2,810	2,427
Actuarial value of scheme liabilities	(2,976)	(2,719)
Assets less liabilities	(166)	(292)
Less: irrecoverable surplus in respect of the closed New Zealand Scheme	(1)	(1)
Pension liability under FRS 17	(167)	(293)
Related deferred tax asset	92	122
Net pension liability under FRS 17	(75)	(171)
Net pension liability recognised in net assets	(233)	(204)
Net pension asset not recognised in net assets	158	33

The valuation identified overall liabilities of £167m (2004: £293m) which comprised £262m (2004: £83m) in respect of schemes with a surplus, less £429m (2004: £376m) in respect of schemes with a deficit.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss account at 30 September 2005 would be as follows:

	At 30	At 30
	September	September
(In £’s million)	2005	2004

Net assets as reported	140	136
Add back: unfunded pension provision included in net assets	388	340
Less: recognised deferred tax asset	(155)	(136)
Net pension liability under FRS 17	(75)	(171)
Total FRS 17 pension adjustment	158	33
Net assets including net pension liability under FRS 17	298	169

Profit and loss account as reported	(916)	(919)
Total FRS 17 pension adjustment	158	33
Profit and loss account including total FRS 17 pension adjustment	(758)	(886)

The following amounts would have been recognised in the performance statements in the year to 30 September 2005 under the requirements of FRS 17:

(In £’s million)	2005	2004

Operating profit:
Current service cost	(38)	(37)
Past service cost	(7)	(4)
Curtailment gain/(loss)	5	(11)
Total operating charge	(40)	(52)

Other finance income:
Expected return on pension scheme assets	169	157
Interest on pension scheme liabilities	(147)	(142)
Net return	22	15

Net impact on profit and loss before taxation under FRS 17	(18)	(37)
Pension cost currently recognised in the profit and loss before taxation	(33)	(32)
Pension credit/(cost) currently not recognised in the profit and loss before taxation	15	(5)

Statement of total recognised gains and losses (STRGL):
Actual return less expected return on pension scheme assets	332	109
Experience (loss)/gain arising on the scheme liabilities	(8)	66
Loss on changes in assumptions underlying the present value of the scheme liabilities	(225)	(61)
Currency gain	3	7
Actuarial gain recognised in STRGL under FRS 17	102	121

Movement in deficit during the year:
Deficit in schemes at beginning of year	(293)	(407)
Contributions	42	30
Current service cost	(38)	(37)
Past service cost	(7)	(4)
Curtailment gain/(loss)	5	(11)
Other finance income	22	15
Actuarial gain	99	114
Currency gain	3	7
Deficit in schemes at end of year under FRS 17	(167)	(293)
Pension provision recognised in net assets	(388)	(340)
Surplus in schemes at end of year not recognised in net assets	221	47

The details of experience gains and losses under FRS 17 for the year to 30 September 2005 are as follows:

	2005	2004	2003	2002

Difference between the expected and actual return on scheme assets:
Amount (£’s million)	332	109	124	(282)
Percentage of scheme assets	11.8%	4.5%	5.4%	(13.3)%

Experience gain/(loss) on scheme liabilities:
Amount (£’s million)	(8)	66	(66)	15
Percentage of the present value of the scheme liabilities	(0.3)%	2.4%	(2.5)%	0.6%

Total amount recognised in statement of total recognised gains and losses:
Amount (£’s million)	102	121	(121)	(334)
Percentage of the present value of the scheme liabilities	3.4%	4.5%	(4.5)%	(14.0)%

24          Reconciliation of operating profit to net cash flow from operating activities

(In £’s million)	2005	2004	2003

Operating profit	1,044	885	881
Depreciation and amortisation	292	310	286
Increase/(decrease) in provisions for liabilities and charges	69	(33)	(69)

(Increase)/decrease in stocks	(11)	121	62
Increase in debtors	(106)	(18)	(233)
Increase/(decrease) in creditors	82	(24)	(125)
Working capital cash (outflow)/inflow	(35)	79	(296)
Net cash inflow from operating activities	1,370	1,241	802

25          Reconciliation of net cash flow to movement in net debt

(In £’s million)	2005	2004	2003

Decrease in cash in the year	(33)	(55)	(19)
Cash outflow from decrease in debt	374	19	86
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(58)	8	(58)
Change in net debt resulting from cash flows	283	(28)	9
Currency and other movements	22	90	(382)
Deferred consideration	—	418	—
Movement in net debt in the year	305	480	(373)
Opening net debt	(3,588)	(4,068)	(3,695)
Closing net debt	(3,283)	(3,588)	(4,068)

26          Analysis of net debt

		Current	Loans due	Loans due
		asset	within	after	Deferred
(In £’s million)	Cash	investments	one year	one year	consideration	Total

As at 30 September 2003	321	68	(605)	(3,427)	(425)	(4,068)
Cash flow	(55)	8	(146)	165	—	(28)
Exchange movements	(4)	1	32	54	7	90
Deferred consideration	—	—	—	—	418	418
As at 30 September 2004	262	77	(719)	(3,208)	—	(3,588)
Cash flow	(33)	(58)	(6)	380	—	283
Exchange movements	2	6	18	(4)	—	22
As at 30 September 2005	231	25	(707)	(2,832)	—	(3,283)

The deferred consideration paid during 2004 related to the purchase of the final 9.99% of Reemtsma, for £418m (€607m). The minority arrangements were such that the deferred consideration had been reflected in net debt from acquisition in May 2002 and therefore the effect of the payment was to replace the deferred consideration with bank borrowings.

27          Reconciliation of movements in shareholders’ funds

(In £’s million)	2005	2004

Profit attributable to shareholders	570	445
Dividends	(398)	(362)
Retained profit for the year	172	83
Payments for the purchase of own shares	(201)	—
Credit in respect of employee share schemes	8	9
Exchange movements on goodwill previously written off	5	17
Other net exchange movements	19	(31)
Net addition to shareholders’ funds	3	78
Opening shareholders’ funds	118	40
Closing shareholders’ funds	121	118

28          Equity minority interests

(In £’s million)	2005	2004

Balance at beginning of year	18	19
Exchange movements	(1)	(3)
Dividends declared	(4)	(3)
Share of profit	6	5
Balance at end of year	19	18

29          Summary of differences between UK and US generally accepted accounting principles (“GAAP”)

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). Such principles differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). A summary of principal differences and additional disclosures applicable to the Group is set out below.

	Explanation
(In £’s million)	reference	2005	2004	2003

Profit attributable to shareholders under UK GAAP		570	445	421
US GAAP adjustments:
Pensions	(i)	10	3	2
Amortisation of goodwill	(ii)	198	196	194
Amortisation of brands/trade marks/licences	(ii)	(100)	(99)	(102)
Deferred taxation	(iii)	42	57	57
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	(35)	(50)	(82)
Employee share schemes (charge)/credit to the profit and loss account	(vi)	(5)	(9)	6
Net income under US GAAP		680	543	496

	Explanation
(In pence)	reference	2005	2004	2003

Amounts in accordance with US GAAP
Basic net income per ordinary share	(vii)	94.2	75.0	68.5
Basic net income per ADS	(vii)	188.4	150.0	137.0
Diluted net income per ordinary share	(vii)	93.8	74.6	68.2
Diluted net income per ADS	(vii)	187.6	149.2	136.4

	Explanation
(In £’s million)	reference	2005	2004

Equity shareholders’ funds under UK GAAP		121	118
US GAAP adjustments:
Pensions	(i)	355	343
Goodwill, less accumulated amortisation of £(584)m (2004: £(386)m)	(ii)	(636)	(839)
Brands/trade marks/licences, less accumulated amortisation of £361m (2004: £261m)	(ii)	2,645	2,762
Deferred taxation	(iii)	(884)	(932)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	(72)	(37)
Proposed dividend	(v)	278	253
Employee share schemes	(vi)	—	(9)
Shareholders’ funds under US GAAP		1,807	1,659

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(i)                      Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24). Its objectives and principles are broadly in line with those set out in the US accounting standard for pensions, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (SFAS 87). However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87. Under SFAS 87, a pension asset representing the excess of Scheme assets over benefit obligations has been recognised in the balance sheet.

(ii)                  Business combinations

Both UK and US GAAP require purchase consideration relating to a business combination to be allocated to the net assets acquired at their fair value on the date of acquisition.

Intangible assets

Under UK GAAP fair values are assigned to identifiable intangible assets only if the identifiable intangibles are capable of being disposed of or settled separately, without disposing of a business of the entity.

Under US GAAP, identifiable assets are separately valued and amortised over their useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights, which are being amortised over periods between 25 to 30 years.

Goodwill amortisation

Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their useful life, not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) with effect from 1 July 2001 and accordingly goodwill arising on acquisitions after this date are not amortised. For purchase transactions prior to 1 July 2001, goodwill was capitalised and amortised over its useful life. From 29 September 2002, in accordance with SFAS 142, the Company no longer amortises goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

The Company completed an annual impairment review under SFAS 142 at 30 September 2005 and no impairment of goodwill was indicated. For the purposes of the annual impairment review, goodwill has been allocated to the following reporting units of the Group: Manufacturing, UK Sales and Marketing and International Sales and Marketing.

(iii)              Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful economic lives of the underlying intangible assets.

(iv)                 Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v)                     Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year’s earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

Under US GAAP, dividends are recorded in the period in which they are approved by the shareholders.

(vi)                 Employee share schemes

Under UK GAAP, the cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares. SAYE type schemes are exempt from the requirement to recognise a charge to the profit and loss account.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met. The SAYE Scheme is regarded as compensatory and the discount is accrued over the vesting period of the grant.

(vii)             Net income per share

The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS 128.

(In £’s million)	2005		2004		2003

Numerator:
Numerator for basic and diluted net income per ordinary share	680		543		496
Denominator (number of shares):
Denominator for basic net income per ordinary share	721,523,004		724,263,415		724,328,162
Effect of Common Stock Equivalents (number of shares):
Employees share options	3,194,467		3,328,630		3,225,153
Denominator for diluted net income per ordinary share	724,717,471		727,592,045		727,553,315
Basic net income per ordinary share	94.2	p	75.0	p	68.5	p
Diluted net income per ordinary share	93.8	p	74.6	p	68.2	p

Basic net income per ADS	188.4	p	150.0	p	137.0	p
Diluted net income per ADS	187.6	p	149.2	p	136.4	p

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

(viii)   US GAAP equity roll forward

Shareholders’ equity roll forward prepared in accordance with US GAAP is as follows:

(In £’s million)	2005	2004

Balance at beginning of year	1,659	1,467
Net income	680	543
Dividends	(373)	(326)
ESOT shares	22	9
Purchase of Treasury Stock	(201)	—
Net exchange movements	20	(34)
Balance at end of year	1,807	1,659

(ix)     Cash flow statements

The consolidated cash flow statements have been prepared under UK GAAP in accordance with FRS 1 (revised) and present substantially the same information as required under SFAS 95. There are certain differences between FRS 1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95, cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1 (revised), cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

A summary of the Group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below. For the purposes of this summary, the Group considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

(In £’s million)	2005	2004	2003

Net cash provided by operating activities	931	793	411
Net cash used in investing activities	(69)	(495)	(108)
Net cash used in financing activities	(953)	(345)	(380)
Net decrease in cash and cash equivalents	(91)	(47)	(77)
Effect of exchange rate changes on cash and cash equivalents	8	(3)	42
Cash and cash equivalents at beginning of year	339	389	424
Cash and cash equivalents at end of year	256	339	389

Cash and cash equivalents at end of year are:
Cash at bank and in hand	231	262	321
Current asset investments	25	77	68

(x)       Impact of new accounting standards

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs” to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. SFAS 151 is effective for costs incurred in respect of inventories for reporting periods beginning after 15 June 2005. The adoption of SFAS 151 is not expected to have a material effect on the results or net assets of the Group.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees”. Generally the valuation methods contained in SFAS 123(R) are similar to those in SFAS 123, but SFAS 123(R) requires all share-based payments to employees, including grants of employee share options, to be charged to the statement of income. Pro forma disclosure is no longer an alternative. With limited exceptions, the amount charged to the statement of income for share options will be measured based on the grant date fair value of the option amortised over the period to the date of vesting of the award. SFAS 123(R) is effective for annual reporting periods beginning after 15 June 2005. In March 2005, the SEC issued SAB 107, which offers guidance on SFAS 123 (R). SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS 123 (R) while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgement will be required by preparers to successfully implement SFAS 123 (R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. The Company will apply the principles of SAB 107 in conjunction with its adoption of SFAS 123 (R). The adoption of SFAS 123(R) is likely to reduce the annual US GAAP charge to income before taxation by approximately £5m, based on the current structure of the awards.

In May 2005, the FSAB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which is effective for periods beginning after 15 December 2005. This statement replaces APB Opinion No. 20, “Accounting Changes” (APB 20) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS 154 is not expected to have a material effect on the results or net assets of the Group.

(xi)     Current asset classification

As disclosed in note 13, £53m and £2m of debtors included within current assets in the UK GAAP balance sheet as at 30 September 2005 and 2004 respectively are due after more than 12 months and would be classified as long term assets in the US GAAP balance sheet.

IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

at 30 September 2005

(In £’s million)	Notes	2005	2004

Tangible fixed assets
Investments	(i)	1,035	1,035
Current assets
Debtors	(ii)	1,053	1,245
Cash		1	14
		1,054	1,259
Creditors: amounts falling due within one year	(iii)	(475)	(380)
Net current assets		579	879
Total assets less current liabilities		1,614	1,914
Net assets		1,614	1,914

Capital and reserves
Called up share capital	(iv)	73	73
Share premium account	(v)	964	964
Profit and loss account	(v)	577	877
Equity shareholders’ funds		1,614	1,914

Derek Bonham	Robert Dyrbus
Chairman	Director

NOTES TO THE IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

(i)     Investments held as fixed assets

(In £’s million)	2005	2004

Cost of shares in Imperial Tobacco Holdings Limited	1,035	1,035

A list of the principal subsidiaries of the Company is shown on pages 110 and 111.

(ii)    Debtors: amounts falling due within one year

(In £’s million)	2005	2004

Amounts owed by Group undertakings	1,051	1,244
Other debtors and prepayments	2	1
	1,053	1,245

(iii)  Creditors: amounts falling due within one year

(In £’s million)	2005	2004

Amounts owed to Group undertakings	195	126
Other creditors	2	1
Proposed dividend	278	253
	475	380

(iv)   Called up share capital

(In £’s million)	2005	2004

Authorised
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid
729,200,921 ordinary shares of 10p each	73	73

(v)     Reserves

	Share
	premium	Profit and
(In £’s million)	account	loss account

As at 1 October 2004	964	877
Retained loss for the year	—	(99)
Purchase of own shares	—	(201)
As at 30 September 2005	964	577

Profit for the year

As permitted by section 230(3) of the Companies Act 1985, the profit and loss account of the Company is not presented. The profit attributable to shareholders, dealt with in the accounts of the Company, is £299m (2004: £1,095m).

Own shares

During the year the Company initiated a share buyback programme purchasing 13,515,000 ordinary shares of 10p each in Imperial Tobacco Group PLC for a cost of £201m including expenses. The shares, representing 1.9% of issued share capital and having an aggregate nominal value of £1,351,500, have not been cancelled but are held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from equity shareholders’ funds.

(vi)   Contingent liabilities

Imperial Tobacco Group PLC has guaranteed various borrowings and liabilities of certain UK and overseas subsidiary undertakings, including its Dutch and Irish subsidiaries. At 30 September 2005, the contingent liability totalled £3,783m (2004: £4,053m).

The guarantees include the Dutch subsidiaries which, in accordance with Book 2, Article 403 of The Netherlands Civil Code, do not file separate accounts with the Chamber of Commerce. Under the same article, Imperial Tobacco Group PLC has issued declarations to assume any and all liability for any and all debts of the Dutch subsidiaries.

The guarantees also cover the Irish subsidiaries, all of which are included in the consolidated balance sheet as at 30 September 2005. The Irish companies, namely John Player & Sons Limited, John Player Distributors Limited and Imperial Tobacco Mullingar have therefore availed themselves of the exemption provided by section 17 of the Irish Companies (Amendment) Act 1986 in respect of documents required to be attached to the annual returns for such companies.

SHAREHOLDER INFORMATION

Registered Office

PO Box 244, Upton Road, Bristol BS99 7UJ

+44 (0)117 963 6636

Registered in England and Wales No: 3236483

Registrars

Lloyds TSB Registrars, The Causeway, Worthing,

West Sussex BN99 6DA

0870 241 3932

+44 (0)121 415 7009

(0870 600 3950 text phone for shareholders with hearing difficulties)

ADR Depositary

Shareholder Services for ADR Holders

Citibank Shareholder Services

PO Box 43077

Providence, RI 02940-3077

USA

Toll-free number in the US: 1-877-CITI-ADR (877-248-4237)

email: citibank@shareholders-online.com

Stockbrokers

Hoare Govett Limited, 250 Bishopsgate,

London EC2M 4AA

+44 (0)20 7661 6555

Auditors

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

31 Great George Street, Bristol BS1 5QD

Lawyers

Ashurst, Broadwalk House, 5 Appold Street,

London EC2A 2HA

Allen & Overy LLP, One New Change

London EC4M 9QQ

Financial Advisers

CitiGroup

Citigroup Centre, 33 Canada Square

Canary Wharf, London E14 5LB

Financial Calendar and Dividends

Interim results are expected to be announced in April and the full year’s results in November.

The Annual General Meeting of the Company is to be held on 31 January 2006. The Notice of Meeting and explanatory notes about the resolutions to be proposed are set out in the circular enclosed with this report.

Dividends are generally paid in August and February. Payment of the 2005 final dividend, if approved, will be on 17 February 2006, to shareholders on the register on 20 January 2006. The associated ex dividend date is 18 January 2006.

Shareholders who do not currently mandate their dividends and who wish to do so should complete a mandate instruction form obtainable from Lloyds TSB Registrars at the address shown.

Shareholder Services

Share Dealing Service

A low cost, execution only, postal dealing service for the purchase and sale of Imperial Tobacco Group PLC shares has been set up by Hoare Govett Limited. Commission is 1 per cent with a minimum charge of £15. For details please contact Hoare Govett Limited at the address shown. This service is restricted to UK residents only and transactions are limited to €15,000 (approximately £10,000). Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Individual Savings Account (ISA)

Investors in Imperial Tobacco Group PLC ordinary shares may take advantage of a low cost Individual Savings Account (ISA), dedicated to Imperial Tobacco Group shares and operated by Lloyds TSB Bank plc. Details of the ISA can be obtained from Lloyds TSB Registrars, ISA Team, The Causeway, Worthing, West Sussex BN99 6UY, tel: 0870 242 4244.

Dividend Reinvestment Plan (DRIP)

Imperial Tobacco Group PLC has set up a dividend reinvestment plan (DRIP) to enable shareholders to use their cash dividend to buy further shares in the market. Further information can be obtained from Lloyds TSB Registrars, PO Box 699, Worthing, West Sussex, BN99 6YY, tel: 0870-241 3018.

American Depositary Receipt Facility

Imperial Tobacco Group PLC ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ITY. Each ADS represents two Imperial Tobacco Group PLC ordinary shares. The ADS facility is administered by Citibank N.A. and enquiries should be directed to them at the address shown.

International Direct Investment Program

Imperial Tobacco Group PLC American Depositary Shares have been included in the Citibank International Direct Investment Program which provides registered holders and interested investors with a convenient way to purchase and sell Imperial Tobacco Group PLC American Depositary Shares.

To obtain further information about the International Direct Investment Program, please call Citibank N.A., the administrator and sponsor, at 1-800-808-8010 (toll free in the USA).

Website

Information on Imperial Tobacco Group PLC is available on our website: www.imperial-tobacco.com.

Lloyds TSB Registrars also offer a range of shareholder information on-line. You can access information on your holdings, indicative share prices and dividend details and find practical help on transferring shares or updating your details at www.shareview.co.uk.

PRINCIPAL SUBSIDIARIES

The principal wholly owned subsidiaries of the Group held throughout the year, all of which are unlisted, are shown below:

Registered in England and Wales
Name	Principal activity

Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the UK
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla UK Limited	Manufacture of rolling papers in the UK

Incorporated overseas
Name and country of incorporation	Principal activity

Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Dunkerquoises des Blends S.A.S., France	Tobacco processing
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and sale of tobacco products in Belgium
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco CR s.r.o., Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Imperial Tobacco France S.A.S., France	Marketing and sale of tobacco products in France
Imperial Tobacco Hellas S.A., Greece	Marketing and sale of tobacco products in Greece
Imperial Tobacco Italy Srl, Italy	Marketing and sale of tobacco products in Italy
Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., the Netherlands	Finance company
Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S., Turkey	Marketing and sale of tobacco products in Turkey
Imperial Tobacco Slovakia A.S., Slovakia	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S., Turkey	Manufacture of tobacco products in Turkey
John Player & Sons Limited, Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of tobacco products in the Ukraine
Reemtsma-Ukraine, Ukraine	Marketing and sale of tobacco products in the Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S., France	Holding investments in subsidiary companies
Van Nelle Tabak Nederland B.V., the Netherlands	Manufacture, marketing and sale of tobacco products in the Netherlands
Van Nelle Tobacco International Holdings B.V., the Netherlands	Sale of tobacco products

The principal partly owned subsidiaries of the Group, held throughout the year, are shown below. All are unlisted unless otherwise indicated:

Incorporated overseas		Percentage
Name and country of incorporation	Principal activity	owned*

Reemtsma Kyrgyzstan OJSC, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96.5
Société Ivoirienne des Tabacs S.A. (1), Cote d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74.1
Tobacna Ljubljana d.o.o, Slovenia	Manufacture, marketing and sale of tobacco products in Slovenia	76.5

(1)Listed on the Cote d’Ivoire Stock Exchange

In addition the Group also wholly owns the following partnership:

Name and country	Principal activity

Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany
Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.

*            The percentage of issued share capital held by immediate parent and the effective voting rights of the Group are the same, with the exception of Tobacna Ljubljana d.o.o. in which the Group holds 99% of the voting rights.

The consolidated Group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the Company, none of the shares in the subsidiaries are held by the Company. A full list of subsidiaries is attached to the Annual Return of the Company.

INDEX

A
Accounting Policies	69-70
Accounts	66-107
Acquisitions	15, 20, 37, 92-93
Africa	25
American Depositary
Receipts/Shares	102, 108-109
Annual General Meeting	38, 109
Asia	25
Audit Committee	44
Auditor (Independent Auditor)
Remuneration	74
Report	65
Australia	25

B
Balance Sheets	67, 105
Belgium	24
Board Committees	40-43
Board of Directors	34-35, 37
Brands	02, 10, 22-25
Business Description	IFC-01
Business in the Community
Environment Index	33

C
Contents	01
Contingent Liabilities	107
Capital Expenditure	20
Cash Flow	68
Chairman’s Statement	06-07
Chief Executive’s Committee	36
China	25
Community Investment	33
Company Hallmarks	08-15
Corporate Governance Report	39-49
Corporate Responsibility	32-33
Creditor Payment Policy	38

D
Debt	20, 81-88, 98
Directors
Interests in Shares	55
Remuneration	54-63
Responsibilities	49
Dividend Reinvestment Plan (DRIP)	109
Dividends	04, 06, 20, 37, 109
Donations	33, 38
Duty Free	25
Dow Jones Sustainability Index	33

E
Earnings Per Share	04, 06, 20, 77
Employee Share Schemes	90-91
Employees/Employment	30-31, 38, 75
Exceptional Items	20, 74-75

F
Financial Calendar	109
Financial Highlights	04-05
Fixed Assets	78-79
France	24

G
Germany	23
Glossary of Terms	113
Greece	24

H
Health and Safety	32

I
Interest	20, 75
International Financial
Reporting Standards	21
International Reach	13
Ireland	24
Italy	24

L
Laos	25
Litigation	29

M
Manufacturing	26-27
Multi-Product Advantage	11

N
Nominations Committee	43-44
Notes to the Accounts	71-107
Netherlands, the	24

O
Operating and Financial Review	16-31
Operating Environment	28-29
Outlook	07, 22-26

P
Pensions	47, 61-62, 93-97
Poland	25
Profit and Loss Accounts	66, 107
Provisions for Liabilities and Charges	89

R
Reconciliation of Movements in Shareholders’ Funds	99
Regional Performance Analysis	19
Registrars	108
Remuneration Committee	43, 50-51
Remuneration Report	50-64
Report of the Directors	37-38
Rest of the World Region	25
Rest of Western Europe Region	24
Risk	45
Russia	25

S
Segmental Information	71-73
Share Capital	37, 89
Share Price	58, 60
Shareholder Information	108-109
Smoking in Public Places	28
Spain	24
Statement of Total Recognised
Gains and Losses	66
Strategy	IFC
Subsidiary Undertakings	110-111
Share Buybacks	21, 92, 107
Share Dealing Services	109

T
Taiwan	25
Taxation	20, 29, 76
Total Shareholder Return Index	05, 58
Turkey	25

U
Ukraine, the	25
United Kingdom	22
UK/US GAAP Reconciliation	100-104

V
Vietnam	25

The cover and pages 1-36 are printed on Mega Matt. Mega Matt is a coated paper which has ‘Nordic Swan’ environmental accreditation. It comprises 50% totally chlorine-free pulps from plantation forests, generally using forest thinnings, offcuts and surplus timber, and 50% recycled and de-inked fibres from pre-consumer and post-consumer waste, without using chlorine in the de-inking process.

Pages 37-112 are printed on Accent Cool Blue. Accent is made in the UK, manufactured from 100% ECF (Elemental Chlorine free) pulp managed from sustainable forests, which avoids the discharge of harmful chlorine emissions into the environment. Accent is fully recycable and is manufactured without the addition of chemicals or coatings which would present a hazard to the environment. The paper Mill is accredited with ISO 14001 certificate and complies with *PEFC strict chain customary guidelines. (Pan European Forestry Council).

GLOSSARY OF TERMS

Adjusted operating profit

Operating profit adjusted to exclude amortisation and exceptional items.

American Depositary Receipt (ADR)

Certificate evidencing a holding of American Depositary Shares.

American Depositary Share (ADS)

Imperial Tobacco Group PLC ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ITY. Each ADS represents two Imperial Tobacco Group PLC ordinary shares. The ADS programme is administered by Citibank.

Amortisation

An annual charge made in the profit and loss account to reduce the value of an intangible asset to zero over its useful life.

Cash conversion

The level of operating cash flow after capital expenditure as a percentage of adjusted operating profit.

Competent Authorities

Authorities to which governments or pan-governmental organisations (such as EU) have delegated competence to deal with specific issues.

Earnings before interest, tax and amortisation (EBITA)

Profit on ordinary activities before interest adjusted for amortisation and exceptional items.

Earnings per share (EPS) – adjusted

As for Earnings per share – but adjusted to exclude amortisation and exceptional items. The adjustments allow EPS to be measured on a comparable basis with previous years.

Earnings per share – basic

Profit for the period attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the period.

Earnings per share – diluted

Profit for the period attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the period, plus the dilutive effect of the exercise of all employee share options.

Effective tax rate

The tax charge as a percentage of profit before tax.

Enterprise value (EV)

Market capitalisation plus net debt.

EV/EBITDA

A ratio which compares companies using all the capital employed, including debt.

Exceptional item

An unusual item outside the day-to-day activities of the Group.

Ex-dividend date

The date from which shares are traded without the right to the next dividend payment.

Fine cut tobacco

Loose tobacco which is used with rolling papers or filter tubes.

MT.L

Symbol used on the London Stock Exchange for Imperial Tobacco Group PLC shares.

ITY.N

Symbol used on the New York Stock Exchange for Imperial Tobacco Group PLC ADSs.

LSE

London Stock Exchange.

NYSE

New York Stock Exchange.

OTP

Other tobacco products – fine cut tobacco, cigars, pipe tobacco, snuff and snus.

Private label

An exclusive retailer or distributor brand usually in the low-price segment.

Singles Make Your Own

Pre-rolled cartridges of tobacco that are inserted into separately sold cigarette paper tubes with filters using a special device resembling a pen.

Stock Keeping Unit

An identification, usually alphanumeric, of a particular product that allows it to be tracked for inventory purposes.

Weighted Average Cost of Capital (WACC)

The weighted average of the costs of various types of capital that finance a company or a project. Capital would include deb equity.

www.imperial-tobacco.com

IMPERIAL TOBACCO GROUP PLC
PO BOX 244
SOUTHVILLE
BRISTOL BS99 7UJ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	December 13, 2005	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary